As filed with the Securities and Exchange Commission on _____________, 1995
                                                  Registration No. 33-________

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                         NATIONAL CITY BANCSHARES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        INDIANA                                       6710                             35-1632155
(State or Other Jurisdiction               (Primary Standard Industrial                (IRS Employer
of Incorporation or Organization)          Classification Code Number)                 Identification No.)

                                227 MAIN STREET
                                  P.O. BOX 868
                             EVANSVILLE, IN  47708
                                 (812) 464-9800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

         MR. ROBERT A. KEIL                       COPIES OF COMMUNICATIONS TO:
         PRESIDENT                                MARTIN D. WERNER, ESQ.
         NATIONAL CITY BANCSHARES, INC.           WERNER & BLANK CO., L.P.A.
         227 MAIN STREET                          7205 W. CENTRAL AVENUE
         EVANSVILLE, IN  47705-0868               TOLEDO, OH  43617
         (812) 464-9800                           (419) 841-8051
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

  Approximate date of commencement of proposed sale of the securities to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:


                        CALCULATION OF REGISTRATION FEE

                                         Proposed Maximum       Proposed Maximum
Class of Securities      Amount to          Offering Price       Aggregate Offering          Amount of
  to be Registered     be Registered        Per Share(1)              Price(1)          Registration Fee(1)
- ------------------     -------------     --------------------  --------------------     -------------------
Common Stock           512,420               $36.30638929            $18,604,120            $6,415.26





(1) The registration fee has been computed pursuant to Rule 457(f)(1) based on the market price of Common Stock of United Financial Bancorp, Inc. as of May 22, 1995. The proposed maximum offering price per share is determined by dividing the proposed maximum aggregate offering price by the number of shares to be registered.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Page 1 of _____ pages.
Exhibit Index on Page ____.

                         NATIONAL CITY BANCSHARES, INC.
                             CROSS-REFERENCE SHEET
                                    FORM S-4


                                                                              Heading in
                       Item of Form S-4                               Prospectus and Proxy Statement
                       ----------------                               ------------------------------

1.       Forepart of Registration Statement and Outside Front       Outside Front Cover Page of
         Cover Page of Prospectus                                   Prospectus

2.       Inside Front and Outside Back Cover Pages of               Inside Front and Outside Back
         Prospectus                                                 Cover Pages of Prospectus;
                                                                    Table of Contents

3.       Risk Factors, Ratio of Earnings to Fixed Charges,          SUMMARY
         and Other Information

4.       Terms of the Transaction                                   SUMMARY;  PROPOSED MERGER;
                                                                    DESCRIPTION AND COMPARISON OF
                                                                    NCBE COMMON STOCK AND UNITED
                                                                    COMMON STOCK;  and INFORMATION
                                                                    ABOUT NCBE

5.       Pro Forma Financial Information                            PRO FORMA FINANCIAL
                                                                    INFORMATION

6.       Material Contracts with the Company Being Acquired         SUMMARY;  PROPOSED MERGER --
                                                                    Terms of the Merger;
                                                                     Resales of NCBE Stock;
                                                                    MEETING INFORMATION--Vote
                                                                    Required;

7.       Additional Information Required for Reoffering by          Not Applicable
         Persons and Parties Deemed to be Underwriters

8.       Interests of Named Experts and Counsel                     EXPERTS

9.       Disclosure of Commission Position on Indemnification       Not Applicable
         for Securities Act Liabilities

10.      Information with Respect to S-3 Registrants                SUMMARY;  AVAILABLE
                                                                    INFORMATION; INCORPORATION
                                                                    BY REFERENCE; SELECTED
                                                                    FINANCIAL DATA; PRO FORMA
                                                                    FINANCIAL INFORMATION

11.      Incorporation of Certain Information by Reference          Inside Front Cover Page of Prospectus;
                                                                    INCORPORATION OF CERTAIN
                                                                    DOCUMENTS BY REFERENCE;
                                                                    Summary -- Selected Financial Data; PRO
                                                                    FORMA FINANCIAL INFORMATION



12.      Information with Respect to S-2 or S-3 Registrants         Not Applicable

                                                                               Heading in
                          Item of Form S-4                          Prospectus and Proxy Statement
                          ----------------                          ------------------------------


13.      Incorporation of Certain Information by Reference          Not Applicable

14.      Information with Respect to Registrants Other Than         Not Applicable
         S-3 or S-2 Registrants

15.      Information with Respect to S-3 Companies                  Not Applicable

16.      Information with Respect to S-2 or S-3 Companies           Not Applicable

17.      Information with Respect to Companies Other Than           SUMMARY -- Vote Required --
         S-2 or S-3 Companies                                       INFORMATION
                                                                    ABOUT UNITED;

18.      Information if Proxies, Consents or Authorizations         SUMMARY -- Meeting Information;
         are to be Solicited                                        INCORPORATION OF CERTAIN
                                                                    DOCUMENTS BY REFERENCE;
                                                                    PROPOSED MERGER--Dissenters' Rights;
                                                                    DESCRIPTION AND COMPARISON OF
                                                                    NCBE COMMON STOCK AND UNITED
                                                                    COMMON STOCK

19.      Information if Proxies, Consents or Authorizations         Not Applicable
         are Not to be Solicited, or in an Exchange Offer


                         UNITED FINANCIAL BANCORP, INC.

                                619 Main Street
                           Vincennes, Indiana  47591
                                 (812) 882-9310


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          To be Held on _______, 1995


         Notice is hereby given that the Special Meeting of Stockholders (the "Meeting") of United Financial Bancorp, Inc. ("United" or the "Company") will be held at Beckes Student Union on the campus of Vincennes University, North Second Street, Vincennes, Indiana on ______, 1995 at [10:00 A.M.].

         A Proxy Card and a Proxy Statement for the Meeting are enclosed.

         The Meeting is for the purpose of considering and acting upon:

                 1. A proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement"), as of December 28, 1994, by and between United and National City Bancshares, Inc. ("NCBE"), a copy of which is included in the accompanying Proxy Statement-Prospectus as Appendix A. As more fully described in the Proxy Statement-Prospectus, the Merger Agreement provides for the Merger of United with and into NCBE, with NCBE surviving the transaction. Pursuant to the Merger Agreement and subject to certain exceptions, all of the outstanding shares of United Common Stock will be converted into shares of NCBE Common Stock in accordance with the Exchange Ratio as defined in the Merger Agreement.

                 2. Such other matters as may properly come before the Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Meeting.

        Notice is also given that United stockholders have the right to dissent and demand an appraisal of the value of their shares in the event the Merger Agreement is approved and consummated. The right of any dissenting shareholder to receive the value of his shares through the statutory appraisal process is contingent upon strict compliance with the procedures set forth in Section 262 of the Delaware General Corporation Law, the relevant portions of which are attached as an Appendix to the accompanying Proxy Statement-Prospectus.

         Any action may be taken on the foregoing proposal at the Meeting on the date specified above, or on any date or dates to which the Meeting may be adjourned. Stockholders of record at the close of business on _______, 1995 are the stockholders entitled to vote at the Meeting, and any adjournments thereof. A complete list of stockholders entitled to vote at the Meeting will be available at the main office of the Company during the ten days prior to the Meeting, as well as at the Meeting.

         You are requested to complete and sign the enclosed Form of Proxy which is solicited on behalf of the Board of Directors, and to mail it promptly in the enclosed envelope. The Proxy will not be used if you attend and vote at the Meeting in person.

                                By Order of the Board of Directors



                                Janice L. Beesley, President, Chief Executive
                                            Officer and Director

Vincennes, Indiana
__________, 1995

________________________________________________________________________________
IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A
SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

                                PROXY STATEMENT
                      FOR SPECIAL MEETING OF STOCKHOLDERS

                         UNITED FINANCIAL BANCORP, INC.
                                619 MAIN STREET
                            VINCENNES, INDIANA 47591

                            _______________________
                                   PROSPECTUS
                         NATIONAL CITY BANCSHARES, INC.
                                 COMMON STOCK
                            _______________________


         This Prospectus of National City Bancshares, Inc. (NCBE) relates to the shares of common stock of NCBE ("NCBE Common Stock") issuable to the stockholders of United Financial Bancorp, Inc. ("United") upon consummation of the proposed merger of NCBE and United (the "Merger"). NCBE and United have entered into a Merger Agreement dated December 28, 1994, (the "Agreement"). The Agreement is attached as Appendix A and incorporated herein by reference.

         THIS PROSPECTUS ALSO SERVES AS THE PROXY STATEMENT OF UNITED ("PROXY STATEMENT-PROSPECTUS") FOR ITS SPECIAL MEETING OF STOCKHOLDERS (THE "SPECIAL
MEETING") TO BE HELD ON ___________,1995.   SEE "MEETING INFORMATION."

         If the proposed Merger is consummated, the stockholders of United will receive shares of NCBE Common Stock in exchange for their shares of United Common Stock held by them on the effective date of the Merger as set forth in the Agreement. Pursuant to the terms of the Agreement, stockholders of United will exchange each share of United Common Stock held by them on the effective date of the Merger for NCBE Common Stock with a value of $44.40. The per share value of NCBE Common Stock will be determined by reference to the average per share price of one share of NCBE Common Stock for the twenty business days prior to the effective time of the Merger, provided, however, that in the event the average price of NCBE Common Stock is lower than $40.50 or higher than $49.50 per share then the value utilized will be equal to such lower or upper limit respectively.

         The Merger is intended to be tax-deferred to United stockholders for federal income tax purposes. For a more complete description of the Agreement and terms of the Merger see "The PROPOSED MERGER."

         This Proxy Statement-Prospectus and form of Proxy are first being mailed to stockholders of United on or about ________________,1995.
                            _______________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROXY STATEMENT-PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            _______________________

       The date of this Proxy Statement-Prospectus is ____________,1995.

                               TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----
AVAILABLE INFORMATION                                                                                            5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                                                                  5

SUMMARY                                                                                                          6
  The Companies                                                                                                  7
  Proposed Merger                                                                                                7
  Special Meeting Information                                                                                    7
  Vote Required                                                                                                  7
  Reasons for the Merger; Recommendations of the Boards of Directors                                             7
  Opinion of Financial Advisor                                                                                   8
  Effect on United Shareholders                                                                                  8
  Dissenters' Rights                                                                                             8
  Certain Federal Income Tax Consequences                                                                        8
  Accounting Treatment                                                                                           8
  Effective Time of the Merger                                                                                   8
  Conditions to the Merger; Regulatory Approval                                                                  9
  Dividend                                                                                                       9
  Termination, Amendment and Waiver                                                                              9
  Interests of Certain Persons in the Merger                                                                     9
  Resales of NCBE Common Stock by Affiliates                                                                    10
  Markets and Market Prices                                                                                     10
  Pending Acquisitions                                                                                          12
  Selected Financial Data                                                                                       12
  Comparative Per Share Data                                                                                    22

MEETING INFORMATION                                                                                             28
  General                                                                                                       28
  Date, Place and Time                                                                                          28
  Record Dates                                                                                                  28
  Votes Required                                                                                                28
  Voting and Revocation of Proxies                                                                              28
  Solicitation of Proxies                                                                                       29

PROPOSED MERGER                                                                                                 29
  Background and Reasons for the Merger                                                                         29
  Recommendation of the United Board of Directors                                                               31
  Opinion of United's Financial Advisor                                                                         31
  Terms of the Merger                                                                                           31
  Effective Time of the Merger                                                                                  32
  Surrender of United Certificates                                                                              32
  Conditions to the Merger                                                                                      33
  Regulatory Approval                                                                                           34
  Conduct of Business Pending the Merger                                                                        34
  Dividends                                                                                                     35
  Termination, Amendment and Waiver                                                                             35
  Management and Operations After the Merger                                                                    35
  Interests of Certain Persons in the Merger                                                                    35
  Effect on Employee Benefit Plans                                                                              36
  Certain Federal Income Tax Consequences                                                                       36
  Accounting Treatment                                                                                          37
  Expenses                                                                                                      37
  Resale of NCBE Common Stock                                                                                   37
  Dissenters' Rights                                                                                            38


PRO FORMA FINANCIAL DATA                                                                                          39

DESCRIPTION AND COMPARISON OF NCBE COMMON STOCK
AND UNITED COMMON STOCK                                                                                           47
  General                                                                                                         47
  Preemptive Rights                                                                                               48
  Voting                                                                                                          48
  Cumulative Voting                                                                                               49
  Liquidation                                                                                                     49
  Liability of Directors; Indemnification                                                                         49
  Antitakeover Provisions                                                                                         49

INFORMATION ABOUT NCBE                                                                                            52
  General                                                                                                         52
  Competition                                                                                                     53
  Certain Regulatory Considerations                                                                               53
  Principal Holders of NCBE Common Stock                                                                          58

INFORMATION ABOUT UNITED                                                                                          59
  General                                                                                                         59
  Properties                                                                                                      59
  Litigation                                                                                                      59
  Voting, Principal Stockholders and Management Information                                                       59
  Certain Relationships and Related Transactions                                                                  61
  Competition                                                                                                     61
  Employees                                                                                                       61
  Financial Statements and Management's Discussion and Analysis of Financial Condition
      and Results of Operations                                                                                   61
  Other Available Information                                                                                     62

LEGAL OPINIONS

EXPERTS                                                                                                           62

STOCKHOLDER PROPOSALS                                                                                             62

UNITED FINANCIAL ANNUAL REPORT FOR YEAR ENDED JUNE 30, 1994                                                       F-1

UNITED FINANCIAL FORM 10QSB FOR QUARTER ENDED MARCH 31, 1995                                                      F-47

APPENDIX A
  Agreement and Plan of Reorganization dated December 28, 1994

APPENDIX B
  Support Agreement dated December 28, 1994

APPENDIX C
  Opinion of United's Financial Advisor - Charles Webb & Co.

APPENDIX D
  Delaware Law on Dissenters' Rights

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION TO OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED HEREBY, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTIONS OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT-PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UNITED OR NCBE SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS.

                             AVAILABLE INFORMATION

         NCBE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         NCBE has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the NCBE Common Stock to be issued pursuant to the Merger described herein. This Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement-Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other document, each such statement is qualified in all respects by such reference.

         United is subject to the informational requirements of the Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. The reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO NCBE, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO HAROLD A. MANN, SECRETARY, NATIONAL CITY BANCSHARES, INC., 227 MAIN STREET, P.O. BOX 868, EVANSVILLE, INDIANA, 47705-0868 (TELEPHONE (812) 464-9675). TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE PRIOR TO____________,1995.

         The following documents previously filed with the Commission by NCBE (Commission File No. 0-13585) are incorporated herein by reference:

                 (i) NCBE's Annual Report on Form 10-K for the year ended December 31, 1994;
                 (ii) NCBE's Current Reports on Form 8-K dated January 5, 1995 and April 13, 1995.
                 (iii) NCBE's Quarterly Report on Form 10Q for the three months ended March 31, 1995.

         This Proxy Statement-Prospectus incorporates by reference documents of United. Such documents (excluding exhibits not specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom this Proxy Statement-Prospectus is delivered, upon the written or oral request of such person, to T. Lynne Rump, Corporate Secretary of the Company, 619 Main Street, Vincennes, Indiana, 47591 (telephone
(812) 882-9310). In order to ensure timely delivery of the documents prior to the Special Meeting, any request should be made by _______, 1995.

         The following documents previously filed with the Commission by United (File No. 0-20374) pursuant to the Exchange Act, are incorporated herein by reference:

         1. The Quarterly Report on Form 10-QSB of United for the quarter ended March 31, 1995 (the "United 1995 10-QSB").

         2. The Annual Report on Form 10-KSB of United for the fiscal year ended June 30, 1994 (the "United 1994 10-KSB").

         3. United's Registration Statement on Form 8-A dated July 7, 1992 and any amendments or updates filed for the purpose of updating such descriptions.

         All documents filed with the Commission by NCBE and United pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meetings shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes hereof to the extent that a statement contained herein or any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

                                    SUMMARY

         The following summary is not intended to be a complete description of the proposed Merger and is qualified in all respects by the more detailed information contained in this Proxy Statement-Prospectus, the Exhibits hereto and the documents incorporated by reference. As used in this Proxy Statement-Prospectus, the terms NCBE and United refer to such corporations, respectively, and where the context requires, such corporations and their respective subsidiaries on a consolidated basis. All information concerning NCBE included in this Proxy Statement-Prospectus has been provided by NCBE; all information concerning United included in this Proxy Statement-Prospectus has been provided by United.

THE COMPANIES

         National City Bancshares, Inc. NCBE, an Indiana corporation whose common stock is listed on the NASDAQ/National Market System ("NASDAQ/NMS"), is a multibank holding company organized in 1985. The principal assets of NCBE are its investments in The National City Bank of Evansville, Evansville, Indiana; The Peoples National Bank of Grayville, Grayville, Illinois; The Farmers and Merchants Bank, Fort Branch, Indiana; First Kentucky Bank, Sturgis, Kentucky; Lincolnland Bank, Dale, Indiana; The State Bank of Washington, Washington, Indiana; The Spurgeon State Bank, Spurgeon, Indiana; Pike County Bank, Petersburg, Indiana; and The Bank of Mitchell, Mitchell, Indiana. The existing banking subsidiaries of NCBE are sometimes collectively referred to herein as the "NCBE Banks." NCBE's principal offices are located at 227 Main Street, Evansville, Indiana 47705 (telephone (812) 464-9800). For additional information concerning NCBE see "INFORMATION ABOUT NCBE." Additional information concerning NCBE is included in the NCBE documents incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

         Based on financial information as of March 31, 1995, upon completion of the Merger NCBE will have approximately $834 million in consolidated assets and approximately $101 million in consolidated equity capital on a pro forma basis. See the pro forma financial information for the combined company under "Pro Forma Financial Data." In addition, NCBE executed a definitive Agreement and Plan of Reorganization to acquire White County Bank, Carmi, Illinois, ("White County") on December 12, 1994 and a definitive Agreement and Plan of Reorganization to acquire First National Bank of Paoli, Paoli, Indiana ("Paoli") on April 11, 1995. White County is a Illinois state chartered commercial bank with assets of $64 million as of March 31, 1995 and Paoli is a national banking association with assets of $17 million as of March 31, 1995. See "INFORMATION ABOUT NCBE - Pending Acquisitions."

         United Financial Bancorp, Inc. United, is a thrift holding company organized under Delaware law which owns all of the outstanding capital stock of United Federal Savings Bank, Vincennes, Indiana ("United Bank"). United Bank is a thrift institution whose principal business consists of attracting retail deposits from the general public and investing those funds primarily in one- to four-family residential mortgage loans, consumer loans, and, to a lesser extent, commercial real estate, construction and commercial business loans primarily in its market area. United Bank also purchases mortgage-backed securities and loan participations, and invests in U.S. Government and agency obligations and other permissible investments. United's main office is located at 619 Main Street, Vincennes, Indiana, 47591 (telephone (812) 882-9310).

         Based upon financial information as of March 31, 1995, United had total consolidated assets of approximately $110 million and total consolidated equity of approximately $12 million.

PROPOSED MERGER

         United and NCBE have entered into a Merger Agreement (the "Agreement"), dated as of December 28, 1994, providing, among other things, for the merger of United with and into NCBE (the "Merger"). See "The Proposed Merger." Upon consummation of the Merger, all of the outstanding shares of United Common Stock will be converted into shares of NCBE Common Stock in accordance with the Exchange Ratio as defined in the Agreement. The Exchange ratio will be determined by dividing the average price of one share of NCBE Common Stock into $44.40. The Average Price is determined by the weighted average (based upon the number of shares traded) of the high and low prices for one share of NCBE Common Stock, as reported by the NASDAQ/NMS for the twenty
(20) business days immediately preceding the effective time of the Merger. In the event the Average Price is higher than $49.50 per share or lower than $40.50 per share then the Average Price will be $49.50 or $40.50, respectively. The effect of the Exchange Ratio and Average Price definitions set forth in the Agreement is to exchange each share of United Common Stock outstanding on the effective date of the Merger for $44.40 worth of NCBE Common Stock, subject to a floor and ceiling on the value assigned to NCBE Common Stock. The maximum number of shares of NCBE issuable pursuant to the United Merger Agreement is 512,420 and the minimum number of shares issuable is 419,253.

         No fractional shares of NCBE Common Stock will be issued in the Merger and NCBE will pay cash, without interest, for any fractional share interests resulting from the respective exchange ratios in accordance with the terms of the Agreement. See "PROPOSED MERGER--Terms of the Merger." Each outstanding share of NCBE Common Stock will not change by reason of the Merger.

SPECIAL MEETING INFORMATION

         United Special Meeting The Special Meeting of United's stockholders to consider and vote on the Agreement (the "Special Meeting") will be held on_________1995, at ___ AM/PM., local time, at Beckes Student Union on the campus of Vincennes University, North Second Street, Vincennes, Indiana. Only holders of record of United Common Stock at the close of business on __________,1995 (the "Record Date") will be entitled to vote at the Special Meeting. At the Record Date there were outstanding and entitled to vote ________ shares of United Common Stock.

         For additional information relating to the United Special Meeting, see "SPECIAL MEETING INFORMATION."

VOTE REQUIRED

         United.   Approval of the Agreement by the United stockholders requires the affirmative vote, in person or by proxy, of the holders of record of at least a majority of the outstanding shares of United Common Stock. As of the Record Date there were 459,361 shares of United Common Stock outstanding and therefore a vote of 229,681 shares is required to approve the Agreement. Each share of United Common Stock is entitled to one vote.

         As of the Record Date, directors and executive officers of United and their affiliates owned beneficially approximately__% of the shares of United Common Stock outstanding on such date. Directors and executive officers of United have agreed, in their capacities as shareholders pursuant to a Support Agreement dated December 28, 1994 (the "Support Agreement"), to vote their shares of United Common Stock for the Agreement subject to their fiduciary duties, to use their best efforts to cause the Merger to be effected. The Support Agreement is attached hereto as Appendix B.

         As of the NCBE Record Date, directors and executive officers of NCBE and their affiliates did not own, beneficially, any shares of United Common Stock.

         NCBE. Approval of the Agreement and the issuance of NCBE Common Stock in the Merger by NCBE stockholders is not required.

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

         The respective Boards of Directors of United and NCBE have each approved the Agreement. The Board of Directors of NCBE has also authorized the issuance of a sufficient number of shares of NCBE Common Stock in the Merger. Each Board believes that the Merger is in the best interests of the stockholders of its respective company. THE BOARD OF DIRECTORS

OF UNITED UNANIMOUSLY RECOMMENDS A VOTE FOR THE AGREEMENT. See "PROPOSED MERGER--Reasons for the Merger; Recommendations of the United Board of Directors," for a discussion of the factors considered by the respective Boards in reaching their decisions to approve the Merger Agreement and the transactions contemplated thereby.

OPINION OF FINANCIAL ADVISOR

         United's financial advisor, Charles Webb & Co. ("Webb"), has rendered its opinion to the Board of Directors of United to the effect that the consideration to be received by the stockholders of United upon consummation of the United Merger is fair, from a financial point of view, to the holders of United Common Stock. The opinion of Webb which is attached as Appendix C to this Proxy Statement-Prospectus, sets forth the assumptions made, the matters considered, and the limitations on the review undertaken in rendering such opinion. See "PROPOSED MERGER--Opinion of United's Financial Advisor."

EFFECT ON UNITED STOCKHOLDERS

         Each outstanding shares of United Common Stock on the effective date of the Merger will be converted in the Merger into shares of NCBE Common Stock as provided for in the Agreement, see "PROPOSED MERGER -- Terms of the Merger." Thereafter, the rights of United stockholders will be governed by Indiana law and the Articles of Incorporation, as amended, and Bylaws of NCBE. See "COMPARISON OF STOCKHOLDER RIGHTS."

DISSENTERS' RIGHTS

         Pursuant to Delaware Law, stockholders of United have appraisal rights and can demand to be paid the fair cash value of their shares of United Common Stock if they comply with the procedures of Section 262 of the Delaware General Corporation Law (DGCL). The full text of Section 262 of the DGCL is attached to this Proxy Statement as Appendix D. See "PROPOSED MERGER--Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The Merger is expected to qualify for federal income tax purposes as a tax-free or tax-deferred reorganization. It is a condition to consummation of the Merger that NCBE and United each receive an opinion of counsel that the Merger will qualify as a tax-free or tax-deferred reorganization. Werner & Blank Co., L.P.A. special counsel to NCBE has issued such opinion for the benefit of NCBE, United and their respective stockholders. Such opinion will not be binding on the Internal Revenue Service.

         Stockholders of United will generally recognize no gain or loss for federal income tax purposes on the exchange of their United Common Stock for NCBE Common Stock except to the extent they receive cash as a result of the exercise of their statutory rights to dissent to the Merger and cash received in exchange for any fractional share interest resulting from the Exchange Ratio. See "PROPOSED MERGER - Certain Federal Income Tax Consequences."

         UNITED STOCKHOLDERS SHOULD READ CAREFULLY THE DISCUSSION SET FORTH UNDER "PROPOSED MERGER - CERTAIN FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES TO THEM OF THE MERGER UNDER FEDERAL, STATE, AND LOCAL AND ANY OTHER APPLICABLE TAX LAWS.

ACCOUNTING TREATMENT

         NCBE anticipates that the Merger will be accounted for as a pooling of interests. See "PROPOSED MERGER - Accounting Treatment."

EFFECTIVE TIME OF THE MERGER

         The Agreement provides that the Merger will take place not later than the first business day of the first or second calendar month after receipt of the following approvals relating to the Merger (depending upon when such approvals are received and waiting periods expire): (i) by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), by the Office of Thrift Supervision ("OTS") and the expiration of any required waiting periods following regulatory approval and (ii) by the stockholders of United, unless another time is agreed upon in writing by the parties. Although there can be no assurance, the Merger is expected to be consummated during the third quarter of 1995.

CONDITIONS TO THE MERGER; REGULATORY APPROVAL

         The Merger is conditioned upon approval by the stockholders of United, the OTS and upon satisfaction of other terms and conditions, including receipt of assurance that the Merger will constitute tax-free or tax-deferred reorganization and qualify as a pooling of interests for accounting purposes. See "PROPOSED MERGER-Conditions to the Merger."

         NCBE prepared applications and submitted them for filing with the Federal Reserve Board under the provisions of the Federal Bank Holding Company Act on March 6, 1995, and the OTS under the provisions of the Federal Home Owners Loan Act on March 6, 1995. On April 13, 1995, the Federal Reserve Board approved the application. No assurance can be given as to whether the various regulatory approvals required to consummate the Merger will be received. See "PROPOSED MERGER - Regulatory Approval."

DIVIDENDS

         Under the Agreement, United is allowed to declare regular quarterly cash dividends at rates and at times consistent with past practice. The Agreement also provides that United and NCBE will cooperate with each other to coordinate the record and payment dates of their dividends for the calendar quarter in which the Merger occurs so that the United stockholders receive a quarterly dividend from either their corporation or NCBE, but not from both with respect to such calendar quarter. See "PROPOSED MERGER-Dividends."

TERMINATION, AMENDMENT AND WAIVER

         The Merger may be terminated, among other reasons, (i) by mutual consent of the Boards of Directors of NCBE and United at any time before the Merger takes place, or (ii) by either NCBE or United if (a) the Merger has not taken place by September 30, 1995, (b) NCBE does not receive all required regulatory approvals relating to the Merger, (c) any suit, action or proceeding is pending or overtly threatened seeking to prevent or inhibit the Merger, (d) if any warranty or representation made by the other party is discovered to have been untrue in any material respect, or (e) the other party commits one or more material breaches of the Agreement. See "PROPOSED MERGER - Termination, Amendment and Waiver."

         NCBE and United may amend, modify or waive certain terms and conditions of the Agreement. See "PROPOSED MERGER - Termination, Amendment and Waiver."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In the Agreement NCBE has agreed to cause Janice L. Beesley, Chief Executive Officer and a Director of United, to be appointed and elected as a Director of NCBE. Subject to the fiduciary duty of the NCBE Board of Directors, NCBE has agreed to cause the directorship of United to be continued until at least January 1, 1996, including the election as Directors of United all those persons serving in such capacity immediately prior to the Merger, plus an additional member to be determined by NCBE following the effective time of the Merger.

         NCBE has also agreed to assume and maintain the nonqualified deferred compensation plan for the Directors of United Bank who currently participate in the plan, and to permit such Directors to continue to defer their Directors' fees on a tax-deferred basis until June 30, 1998. After June 30, 1998, the amount of United Bank Directors' fees that had been deferred by Janice L. Beesley shall be paid to her as part of her annual salary. (See "PROPOSED MERGER--Interest of Certain Persons in the Merger.")

RESALES OF NCBE COMMON STOCK BY AFFILIATES

         No restrictions on the sale or transfer of the shares of NCBE Common Stock issued pursuant to the Merger will be imposed solely as a result of the Merger, other than restrictions on the transfer of such shares issued to any United stockholder who may be deemed to be an "affiliate" of United for purposes of Rule 145 under the Securities Act. Directors, executive officers and 10% stockholders are generally deemed to be affiliates for purposes of Rule 145.

         Resales of NCBE Common Stock issued to "affiliates" of United have not been registered under applicable securities laws in connection with the Merger. Such shares may only be sold (a) under a separate registration by the affiliates for distribution (which NCBE has not agreed to provide), (b) pursuant to Rule 145 under the Securities Act, or (c) pursuant to another exemption from registration requirements under the Securities Act. For NCBE to be able to account for the Merger as a pooling of interests, pursuant to Commission requirements, certain additional restrictions will be placed on affiliates of United with respect to dispositions of NCBE Common Stock and United Common Stock during the period beginning 30 days before the Merger and ending when the results for 30 days of post-merger combined operations have been published.

MARKETS AND MARKET PRICES

United

         United's Common Stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers' Automated Quotations (NASDAQ) Small Cap System under the symbol UNFB as well as in local newspapers as over the counter stock transactions. From September 10, 1992, the date the common stock first began trading, through March 31, 1995 the closing prices of United Common Stock quoted on NASDAQ have ranged from $11.25 to $41.50 per share. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

         The table below sets forth, for the periods indicated, the range of high and low sale prices of United Common Stock and the respective dividends declared per share for the first three quarters of the fiscal year ended June 30, 1995 and for each quarter of the fiscal year ended June 30 of 1994 and 1993. United Common Stock did not trade on the day prior to the public announcement of the Merger.

                                                           United
                                           --------------------------------------------------------------------

                                                 High                Low         Dividends Declared
                                                 ----                ---         ------------------
Year-Ended
June 30,1993
- ------------
First Quarter*                                  $12.75              $11.25            N/A
Second Quarter                                   14.25               11.50            N/A
Third Quarter                                    18.25               14.00          $.075
Fourth Quarter                                   17.50               16.25           .075

Year-Ended
June 30, 1994
- -------------
First Quarter                                    20.25               16.50           .075
Second Quarter                                   21.25               18.75           .075
Third Quarter                                    20.00               17.25           .075
Fourth Quarter                                   19.50               16.00           .075

Year-Ended
June 30, 1995
- -------------
First Quarter                                    21.25               18.00           .075
Second Quarter                                   39.75               20.25           .075
Third Quarter                                    41.50               37.50           .075

* From September 10, 1993.


NCBE Markets and Market Prices and Equivalent Per Share Data

         Shares of NCBE Common Stock are traded in the over-the-counter market and are listed in NASDAQ/NMS under the symbol NCBE. The following table sets forth the last reported sale price per share of NCBE Common Stock on the dates indicated.

         The equivalent per share price of United Common Stock at each specified date represents the closing price of a share of NCBE Common Stock on such date multiplied by the Exchange Ratio of .986667 share of NCBE for each share of United, which assumes an "Average Price" of NCBE Common Stock of $45 per share.

                                                                                         EQUIVALENT PER SHARE INFORMATION
                                                                                         --------------------------------
                                                                NCBE                                  UNITED
                   MARKET VALUE PER SHARE AT:                COMMON STOCK                          COMMON STOCK
                   --------------------------                ------------                          ------------
                                                            Per Share ($)                           Equivalent
                                                            -------------                           -----------
                                                                                                   Per Share ($)
                                                                                                  --------------
                   March 31, 1992                              $29 1/2                                $29.11
                   June 30, 1992                                27 5/8                                 27.26
                   September 30, 1992                           28 1/8                                 27.75
                   December 31, 1992                            29 1/2                                 29.11
                   March 31, 1993                               33 1/4                                 32.81
                   June 30, 1993                                  36                                   35.52
                   September 30, 1993                           37 1/5                                 36.71
                   December 31, 1993                              37                                   36.51
                   March 31, 1994                               36 1/2                                 36.01
                   June 30, 1994                                39 3/4                                 39.22
                   September 30, 1994                           43 1/2                                 42.92
                   December 31, 1994                            46 1/4                                 45.63


         On December 27, 1994, the date immediately preceding the public announcement of the Merger, the reported last sales price of NCBE Common Stock was $46 per share. There were no reported sales of United Common Stock on that date. Stockholders are advised to obtain current market quotations for NCBE Common Stock. No assurance can be given as to the market price of NCBE Common Stock or United Common Stock at or, in the case of NCBE Common Stock, after the Effective Time of the Merger.

         On February 28, 1995, there were approximately 1,615 holders of record of NCBE Common Stock and 445 holders of record of United Common Stock.

PENDING ACQUISITIONS

         On December 12, 1994, NCBE executed a definitive Agreement and Plan of Reorganization with White County Bank, Carmi, Illinois (the "White County Agreement"). Pursuant to the terms of the White County Agreement stockholders of White County will exchange all of the outstanding shares of White County Common Stock on the effective date of the acquisition of White County by NCBE (the "White County Merger") for 264,000 shares, in the aggregate, of NCBE. White County is an Illinois state chartered commercial bank with assets and total stockholders equity of $64 million and $7 million, respectively as of March 31, 1995. It is expected that the White County Merger will be accounted for as a pooling of interests and completed in the second or third quarter of 1995.

         On April 11, 1995, NCBE executed a definitive Agreement and Plan of Reorganization with First National Bank of Paoli, Paoli, Indiana (the "Paoli Agreement"). Paoli will be merged with NCBE's affiliate bank located in Mitchell, Indiana (the "Paoli Merger") and will thereafter be operated as a branch office of The Bank of Mitchell. Pursuant to the terms of the Paoli Agreement stockholders of Paoli will exchange all of the outstanding shares of capital stock of Paoli for 60,606 shares of NCBE and $623,004 in cash. Paoli is a national banking association with assets of $17 million and total stockholders equity of $1.2 million as of March 31, 1995. It is expected that the Paoli Merger will be accounted for as a purchase and completed during the second or third quarter of 1995.

SELECTED FINANCIAL DATA

         The following unaudited tables present selected historical financial information and selected pro forma combined financial information for NCBE and United. This information should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in or incorporated by reference to this Prospectus-Proxy Statement. The pro forma combined financial information gives effect to the Merger. The pro forma combined financial information may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be attained in the future. The pro forma combined financial information has been prepared on the assumption that the Merger will be accounted for under the pooling of interests method of accounting and also sets forth information regarding the White County Merger and the Paoli Merger.

                           SELECTED FINANCIAL DATA
                                  HISTORICAL
                        NATIONAL CITY BANCSHARES, INC.
                                (in thousands)

                                                                   Year Ended December 31,           3 Months Ended
                                                     -------------------------------------------     -----------------
                                                     1990    1991       1992      1993      1994     3/31/94   3/31/95
                                                     ----    ----       ----      ----      ----     -------   -------
   NATIONAL CITY BANCSHARES, INC.
   (Historical)
   Income Statement Data:
     Net Interest Income                            $27,097  $27,724   $28,773   $28,974    $30,681    $7,081    $8,221
     Provision for Loan Losses                        1,515    2,324     1,234       654         (5)     (153)       18
     Noninterest Income                               4,164    4,728     5,229     5,532      4,465       895     1,284
     Noninterest Expense                             19,721   20,439    20,841    21,522     21,397     5,330     5,593
     Net Income                                       7,022    7,030     8,200     8,374      9,063     1,901     2,570
   Balance Sheet Data (period end):
     Assets                                         789,595  765,451   731,080   717,139    731,764   701,678   724,082
     Deposits                                       675,173  649,959   624,843   606,648    615,968   593,754   607,520
     Loans, Net                                     406,635  401,035   412,317   431,230    479,798   433,937   488,934
     Long-term Debt                                   6,139    2,888     1,161       541          0       432         0
     Shareholders' Equity                            69,175   74,139    79,772    85,901     86,119    86,067    89,027
   Capital Ratios:
     Equity to Assets Ratio                           8.76%    9.69%    10.91%    11.98%     11.77%    12.27%    12.30%
     Tier 1 Risk-based Capital Ratio                 14.87%   15.70%    17.67%    18.52%     17.07%    18.37%    17.19%
     Total Risk-based Capital Ratio                  15.86%   16.71%    18.62%    19.36%     17.82%    19.21%    17.92%
   Other Ratio:
   Allowance for Loan Losses to
     Underperforming Loans                           59.56%   50.18%    67.69%   164.25%    272.95%   216.46%   316.67%

   Allowance for Loan Losses                         $4,431   $4,639    $4,186    $3,791     $3,794    $3,840    $3,800
   Underperforming Loans                              7,440    9,244     6,184     2,308      1,390     1,774     1,200


                            SELECTED FINANCIAL DATA
                                   HISTORICAL
                               WHITE COUNTY BANK
                                 (in thousands)

                                                                        Year Ended December 31,            3 Months  Ended
                                                        1990      1991       1992      1993      1994     3/31/94   3/31/95
                                                        ----      ----       ----      ----      ----     -------   -------
      WHITE COUNTY BANK (Historical)
      Income Statement Data:
        Net Interest Income                             $2,137     $2,228    $2,630    $2,443     $2,238      $553      $580
        Provision for Loan Losses                          322        206         0      (120)         0         0         0
        Noninterest Income                                 127        198       166       144       (148)       36        26
        Noninterest Expense                              1,679      1,745     1,769     1,854      1,840       444       419
        Net Income                                         172        388       838       663        215       103       132
      Balance Sheet Data (period end):
        Assets                                          66,948     66,957    66,779    65,745     64,679    66,260    63,699
        Deposits                                        60,641     60,567    59,723    58,355     57,595    58,921    56,396
        Loans, Net                                      22,980     22,199    19,953    19,592     21,822    19,306    22,300
        Shareholders' Equity                             5,540      5,851     6,526     6,997      6,688     7,052     6,925
      Capital Ratios:
        Equity to Assets Ratio                           8.28%      8.74%     9.77%    10.64%     10.34%    10.64%    10.87%
        Tier 1 Risk-based Capital Ratio                 20.31%     21.89%    25.94%    27.91%     25.70%    28.12%    25.96%
        Total Risk-based Capital Ratio                  21.98%     23.76%    28.41%    30.19%     28.37%    30.66%    28.54%
      Other Ratio:
         Allowance for Loan Losses to Underperforming
         Loans                                          18.05%     27.74%    66.21%   150.53%    166.82%   158.56%   253.05%

      Allowance for Loan Losses                           $456       $501      $623      $572       $729      $639      $706
      Underperforming Loans                              2,526      1,806       941       380        437       403       279


                            SELECTED FINANCIAL DATA
                                   HISTORICAL
                         UNITED FINANCIAL BANCORP, INC.
                                 (in thousands)

                                                                         Year Ended December 31,            3 Months Ended
                                                         1990      1991       1992      1993      1994     3/31/94   3/31/95
                                                         ----      ----       ----      ----      ----     -------   -------
       UNITED FINANCIAL BANCORP, INC.
       (Historical)
       Income Statement Data:
         Net Interest Income                             $2,485     $2,954    $3,110    $3,010     $3,089      $709      $844
         Provision for Loan Losses                          162        380        93        47         22         6         6
         Noninterest Income                                 398        429       605       801        652       173       162
         Noninterest Expense                              2,305      2,370     2,416     2,501      2,887       644       646
         Net Income                                         292        279       727       890        402       138       215
       Balance Sheet Data (period end):
         Assets                                         117,078    114,049   116,165   115,056    110,172   115,288   110,006
         Deposits                                       104,957    102,480    99,967    95,730     90,744    95,958    89,982
         Loans, Net                                      78,146     75,487    63,614    60,291     69,103    61,138    72,207
         Long-term Debt                                   1,000      1,000     3,000     3,000      3,000     3,000     3,000
         Shareholders' Equity                             6,058      6,355    11,205    11,559     11,828    11,701    12,218
       Capital Ratios:
         Equity to Assets Ratio                           5.17%      5.57%     9.65%    10.05%     10.74%    10.15%    11.11%
         Tier 1 Risk-based Capital Ratio                  9.58%     10.90%    21.24%    22.00%     21.47%    21.80%    21.48%
         Total Risk-based Capital Ratio                   9.94%     11.54%    22.07%    22.75%     22.15%    22.54%    22.14%
       Other Ratio:
         Allowance for Loan Losses to Underperforming
          Loans                                          46.14%    109.12%   384.07%    N/A      2506.67%    N/A     6250.00%

       Allowance for Loan Losses                           $227       $371      $434      $393       $376      $396      $375
       Underperforming Loans                                492        340       113         0         15         0         6


                            SELECTED FINANCIAL DATA
                                   HISTORICAL
                          FIRST NATIONAL BANK OF PAOLI
                                 (in thousands)

                                                                         Year Ended December 31,            3 Months Ended
                                                         1990      1991       1992      1993      1994     3/31/94   3/31/95
                                                         ----      ----       ----      ----      ----     -------   -------
       FIRST NATIONAL BANK OF PAOLI
       (Historical)
       Income Statement Data:
         Net Interest Income                               $452       $504      $558      $614       $687      $160      $190
         Provision for Loan Losses                           18          8        30        15          6         2         1
         Noninterest Income                                  44         53       106        86        100        25        23
         Noninterest Expense                                334        362       439       473        517       123       125
         Net Income                                         136        172       179       155        182        48        60
       Balance Sheet Data (period end):
         Assets                                          11,695     12,618    13,899    15,596     16,529    16,192    16,616
         Deposits                                        10,818     11,633    12,777    14,356     15,173    14,934    15,223
         Loans, Net                                       6,265      7,175     8,414     9,911      9,822     9,853    10,712
         Shareholders' Equity                               746        860       986     1,088      1,184     1,101     1,220
       Capital Ratios:
         Equity to Assets Ratio                           6.38%      6.82%     7.09%     6.98%      7.16%     6.80%     7.34%
         Tier 1 Risk-based Capital Ratio                  5.07%      5.92%     6.55%     6.62%      7.80%     6.67%     8.11%
         Total Risk-based Capital Ratio                  12.26%     11.84%    12.28%    11.72%     13.08%    11.79%    13.42%
       Other Ratio:
         Allowance for Loan Losses to Underperforming
          Loans                                         239.47%    351.52%   373.53%   158.33%     N/A      153.33%   201.47%

       Allowance for Loan Losses                            $91       $116      $127      $133       $130      $138      $137
       Underperforming Loans                                 38         33        34        84          0        90        68


                            SELECTED FINANCIAL DATA
                               PRO FORMA COMBINED
              NATIONAL CITY BANCSHARES, INC. AND WHITE COUNTY BANK
                                 (in thousands)

                                                                       Year Ended December 31,                3 Months Ended
                                                      1990       1991        1992       1993       1994      3/31/94    3/31/95
                                                      ----       ----        ----       ----       ----      -------    -------
    NATIONAL CITY BANCSHARES, INC. AND WHITE
      COUNTY BANK (Pro Forma Combined)
    Income Statement Data:
      Net Interest Income                            $29,234     $29,952    $31,403    $31,417     $32,919     $7,634     $8,801
      Provision for Loan Losses                        1,837       2,530      1,234        534          (5)      (153)        18
      Noninterest Income                               4,291       4,926      5,395      5,676       4,317        931      1,310
      Noninterest Expense                             21,400      22,184     22,610     23,376      23,237      5,774      6,012
      Net Income                                       7,194       7,418      9,038      9,037       9,278      2,004      2,702
    Balance Sheet Data (period end):
      Assets                                         856,543     832,408    797,859    782,884     796,443    767,938    787,781
      Deposits                                       735,814     710,526    684,566    665,003     673,563    652,675    663,916
      Loans, Net                                     429,615     423,234    432,270    450,822     501,620    453,243    511,234
      Long-term Debt                                   6,139       2,888      1,161        541           0        432          0
      Shareholders' Equity                            74,715      79,990     86,298     92,898      92,807     93,119     95,952
    Capital Ratios:
      Equity to Assets Ratio                           8.72%       9.61%     10.82%     11.87%      11.65%     12.13%     12.18%
      Tier 1 Risk-based Capital Ratio                 15.19%      16.04%     18.11%     19.01%      17.51%     18.88%     17.63%
      Total Risk-based Capital Ratio                  16.21%      17.10%     19.14%     19.93%      18.36%     19.80%     18.46%
    Other Ratio:
    Allowance for Loan Losses to Underperforming
       Loans                                          49.04%      46.52%     67.49%    162.31%     247.56%    205.74%    304.67%

    Allowance for Loan Losses                         $4,887      $5,140     $4,809     $4,363      $4,523     $4,479     $4,506
    Underperforming Loans                              9,966      11,050      7,125      2,688       1,827      2,177      1,479


                            SELECTED FINANCIAL DATA
                               PRO FORMA COMBINED
       NATIONAL CITY BANCSHARES, INC. AND UNITED FINANCIAL BANCORP, INC.
                                 (in thousands)

                                                                       Year Ended December 31,                3 Months Ended
                                                      1990       1991        1992       1993       1994      3/31/94    3/31/95
                                                      ----       ----        ----       ----       ----      -------    -------
    NATIONAL CITY BANCSHARES, INC. AND UNITED
      FINANCIAL BANCORP, INC. (Pro Forma
      Combined)
    Income Statement Data:
      Net Interest Income                            $29,582     $30,678    $31,883    $31,984     $33,770     $7,790     $9,065
      Provision for Loan Losses                        1,677       2,704      1,327        701          17       (147)        24
      Noninterest Income                               4,562       5,157      5,834      6,333       5,117      1,068      1,446
      Noninterest Expense                             22,026      22,809     23,257     24,023      24,284      5,974      6,239
      Net Income                                       7,314       7,309      8,927      9,264       9,465      2,039      2,785
    Balance Sheet Data (period end):
      Assets                                         906,673     879,500    847,245    832,195     841,936    816,966    834,008
      Deposits                                       780,130     752,439    724,810    702,378     706,712    689,712    697,502
      Loans, Net                                     484,781     476,522    475,931    491,521     548,901    495,075    561,141
      Long-term Debt                                   7,139       3,888      4,161      3,541       3,000      3,432      3,000
      Shareholders' Equity                            75,233      80,494     90,977     97,460      97,947     97,768    101,245
    Capital Ratios:
      Equity to Assets Ratio                           8.30%       9.15%     10.74%     11.71%      11.63%     11.97%     12.14%
      Tier 1 Risk-based Capital Ratio                 14.23%      15.16%     18.04%     18.88%      17.50%     18.73%     17.61%
      Total Risk-based Capital Ratio                  15.13%      16.13%     18.98%     19.71%      18.24%     19.55%     18.34%
    Other Ratio:
       Allowance for Loan Losses to Underperforming
       Loans                                          58.72%      52.27%     73.37%    181.28%     296.80%    238.78%    346.19%

    Allowance for Loan Losses                         $4,658      $5,010     $4,620     $4,184      $4,170     $4,236     $4,175
    Underperforming Loans                              7,932       9,584      6,297      2,308       1,405      1,774      1,206


                            SELECTED FINANCIAL DATA
                               PRO FORMA COMBINED
               NATIONAL CITY BANCSHARES, INC., WHITE COUNTY BANK
                       AND UNITED FINANCIAL BANCORP, INC.
                                 (in thousands)

                                                                          Year Ended December 31,                3 Months Ended
                                                         1990       1991        1992       1993       1994      3/31/94    3/31/95
                                                         ----       ----        ----       ----       ----      -------    -------
       NATIONAL CITY BANCSHARES, INC., WHITE
         COUNTY BANK AND UNITED FINANCIAL
         BANCORP, INC. (Pro Forma Combined)
       Income Statement Data:
         Net Interest Income                            $31,719     $32,906    $34,513    $34,427     $36,008     $8,343     $9,645
         Provision for Loan Losses                        1,999       2,910      1,327        581          17       (147)        24
         Noninterest Income                               4,689       5,355      6,000      6,477       4,969      1,104      1,472
         Noninterest Expense                             23,705      24,554     25,026     25,877      26,124      6,418      6,658
         Net Income                                       7,486       7,697      9,765      9,927       9,680      2,142      2,917
       Balance Sheet Data (period end):
         Assets                                         973,621     946,457    914,024    897,940     906,615    883,226    897,787
         Deposits                                       840,771     813,006    784,533    760,733     764,307    748,633    753,898
         Loans, Net                                     507,761     498,721    495,884    511,113     570,723    514,381    583,441
         Long-term Debt                                   7,139       3,888      4,161      3,541       3,000      3,432      3,000
         Shareholders' Equity                            80,773      86,345     97,503    104,457     104,635    104,820    108,170
       Capital Ratios:
         Equity to Assets Ratio                           8.30%       9.12%     10.67%     11.63%      11.54%     11.87%     12.05%
         Tier 1 Risk-based Capital Ratio                 14.53%      15.49%     18.43%     19.31%      17.88%     19.17%     17.99%
         Total Risk-based Capital Ratio                  15.48%      16.50%     19.43%     20.21%      18.71%     20.07%     18.81%
       Other Ratio:
          Allowance for Loan Losses to Underperforming
          Loans                                          48.90%      48.38%     72.44%    176.93%     265.96%    223.93%    328.69%

       Allowance for Loan Losses                         $5,114      $5,511     $5,243     $4,756      $4,899     $4,875     $4,881
       Underperforming Loans                             10,458      11,390      7,238      2,688       1,842      2,177      1,485


                            SELECTED FINANCIAL DATA
                               PRO FORMA COMBINED
               NATIONAL CITY BANCSHARES, INC., WHITE COUNTY BANK
        UNITED FINANCIAL BANCORP, INC. AND FIRST NATIONAL BANK OF PAOLI
                                 (in thousands)
                                    12/31/94

                                                                                                                           NCBE,
                                                                                             PRO                           UNITED,
                                                                                            FORMA          NCBE &       WHITE COUNTY
                                                               NCBE            PAOLI     ADJUSTMENTS       PAOLI            PAOLI
                                                               ----            -----     -----------       -----        ------------
       (Pro Forma Combined)
       Income Statement Data:
         Net Interest Income                                 $30,681            $687                     $31,368           $36,695
         Provision for Loan Losses                                (5)              6                           1                23
         Noninterest Income                                    4,465             100                       4,565             5,069
         Noninterest Expense                                  21,397             517          146         22,060            26,787
         Net Income                                            9,063             182         (146)         9,099             9,716
       Balance Sheet Data (period end):
         Assets                                              731,764          16,529        1,543        749,836           924,687
         Deposits                                            615,968          15,173                     631,141           779,480
         Loans, Net                                          479,798           9,822                     489,620           580,545
         Long-term Debt                                            0               0                           0             3,000
         Shareholders' Equity                                 86,119           1,184        1,543         88,846           107,362
       Capital Ratios:
         Equity to Assets Ratio                               11.77%           7.16%                      11.85%            11.61%
         Tier 1 Risk-based Capital Ratio                      17.07%           7.80%                      16.89%            17.71%
         Total Risk-based Capital Ratio                       17.82%          13.08%                      17.73%            18.43%
       Other Ratio:
         Allowance for Loan Losses to Underperforming
           Loans                                             272.95%           N/A                       282.30%          273.02%

       Allowance for Loan Losses                              $3,794          $  130                      $3,924           $5,029
       Underperforming Loans                                   1,390               0                       1,390            1,842


                            SELECTED FINANCIAL DATA
                               PRO FORMA COMBINED
               NATIONAL CITY BANCSHARES, INC., WHITE COUNTY BANK
        UNITED FINANCIAL BANCORP, INC. AND FIRST NATIONAL BANK OF PAOLI
                                 (in thousands)
                                    3/31/95

                                                                                                                           NCBE,
                                                                                            PRO                           UNITED,
                                                                                           FORMA           NCBE &      WHITE COUNTY,
                                                               NCBE           PAOLI      ADJUSTMENTS       PAOLI           PAOLI
                                                               ----           -----      -----------       -----       -------------
      (Pro Forma Combined)
      Income Statement Data:
        Net Interest Income                                  $8,221            $190                       $8,411           $9,835
        Provision for Loan Losses                                18               1                           19               25
        Noninterest Income                                    1,284              23                        1,307            1,495
        Noninterest Expense                                   5,593             125           35           5,753            6,818
        Net Income                                            2,570              60          (35)          2,595            2,942
      Balance Sheet Data (period end):
        Assets                                              724,082          16,616        1,507         742,205          915,910
        Deposits                                            607,520          15,223                      622,743          769,121
        Loans, Net                                          488,934          10,712                      499,646          594,153
        Long-term Debt                                            0               0                            0            3,000
        Shareholders' Equity                                 89,027           1,220        1,507          91,754          110,897
      Capital Ratios:
        Equity to Assets Ratio                               12.30%           7.34%                       12.36%           12.11%
        Tier 1 Risk-based Capital Ratio                      17.19%           8.11%                       16.89%           17.79%
        Total Risk-based Capital Ratio                       17.92%          13.42%                       17.71%           18.61%
      Other Ratio:
        Allowance for Loan Losses to Underperforming
          Loans                                             316.67%         201.47%                      310.49%          323.12%


      Allowance for Loan Losses                             $3,800             $137                       $3,937           $5,018
      Underperforming Loans                                  1,200               68                        1,268            1,553


COMPARATIVE PER SHARE DATA

         The following unaudited table sets forth certain unaudited historical and pro forma combined per common share information for NCBE, and certain historical and equivalent pro forma combined per common share information for United. The data is derived from financial statements of NCBE and United incorporated by reference or included elsewhere in this Prospectus and Proxy Statement. The pro forma combined per common share information for NCBE and the equivalent pro forma combined per common share information for United are stated as if United had always been affiliated with NCBE, giving effect to the proposed transaction under the pooling of interests method of accounting and assume a conversion ratio of United Common Stock for NCBE Common Stock of
 .986667:1 which has been based upon a $45 Average Price (as defined by the Agreement) per share of NCBE Common Stock and a conversion ratio of 27.5 shares of NCBE for each share of White County as it relates to the White County Merger which will also be accounted for as a pooling of interests. In addition to the historical information presented for Paoli information is presented on a pro forma basis for the most recent period presented reflecting the effect of the acquisition of Paoli and the accounting of such as a purchase. The information presented below has been restated to reflect stock dividends and stock splits.

                            SELECTED FINANCIAL DATA
                                 PER SHARE DATA
                           HISTORICAL FINANCIAL DATA

                                                                         YEAR ENDED DECEMBER 31,               3 MONTHS ENDED
                                                     1990        1991        1992       1993      1994      3/31/94     3/31/95
                                                     ----        ----        ----       ----      ----      -------     -------
     HISTORICAL PER SHARE DATA
     NATIONAL CITY BANCSHARES, INC. (NCBE)
       NET INCOME PER COMMON SHARE                 $1.87       $1.88      $2.19       $2.24     $2.45      $0.51        $0.70
       CASH DIVIDENDS PAID PER COMMON SHARE         0.73        0.78       0.84        0.88      0.93       0.22         0.22
       BOOK VALUE PER COMMON SHARE (AT PERIOD
         END)                                      18.49       19.82      21.33       22.96     23.54      23.07        24.34

     WHITE COUNTY BANK (WHITE COUNTY)
       NET INCOME PER COMMON SHARE                 17.92       40.42      87.28       69.08     22.35      10.73        13.75
       CASH DIVIDENDS PAID PER COMMON SHARE        15.00        8.00      17.00       20.00     20.00       0.00         5.00
       BOOK VALUE PER COMMON SHARE (AT PERIOD
         END)                                     577.08      609.52     679.80      728.88    696.63     734.58       721.35

     UNITED FINANCIAL BANCORP, INC. (UNITED)
       NET INCOME PER COMMON SHARE                N/A         N/A          1.58        1.94      0.91       0.31         0.47
       CASH DIVIDENDS PAID PER COMMON SHARE       N/A         N/A        N/A           0.30      0.30       0.08         0.08
       BOOK VALUE PER COMMON SHARE (AT PERIOD
         END)                                     N/A         N/A         22.85       24.73     25.31      25.03        26.14

            ALL PER SHARE FIGURES IN THE ABOVE TABLE REPRESENT HISTORICAL FINANCIAL INFORMATION.

                            SELECTED FINANCIAL DATA
                                 PER SHARE DATA
                           HISTORICAL FINANCIAL DATA

                                                             YEAR ENDED DECEMBER 31,            3 MONTHS ENDED
                                                    ----------------------------------------   ----------------
                                                    1990     1991     1992     1993    1994     3/31/94  3/31/95
                                                    ----     ----     ----     ----    ----     -------  -------
      HISTORICAL PER SHARE DATA
      FIRST NATIONAL BANK OF PAOLI (PAOLI)
        NET INCOME PER COMMON SHARE                 $2.05    $2.55    $2.70    $2.19   $2.53    $0.75     $1.07
        CASH DIVIDENDS PAID PER COMMON SHARE         0.00     0.00     0.00     0.00    0.00     0.00      0.00
        CASH DIVIDENDS PAID PER PREFERRED SHARE      0.20     0.27     0.27     0.27    0.32     0.29      0.21
        BOOK VALUE PER COMMON SHARE (AT PERIOD
          END)                                       7.41     9.86    12.56    14.74   16.80    15.02     17.57



                            SELECTED FINANCIAL DATA
                                 PER SHARE DATA
                        PRO FORMA FINANCIAL INFORMATION

                                                              YEAR ENDED DECEMBER 31,                 3 MONTHS ENDED
                                                         1992           1993          1994        3/31/94      3/31/95
                                                         ----           ----          ----        -------      -------
      PRO FORMA COMBINED, NCBE, WHITE COUNTY PER NCBE
        SHARE
        NET INCOME PER COMMON SHARE                      $2.26          $2.26         $2.34        $0.50         $0.69
        CASH DIVIDENDS PAID PER COMMON SHARE              0.84           0.88          0.93         0.22          0.22
        BOOK VALUE PER COMMON SHARE (AT PERIOD END)      21.55          23.19         23.66        23.31         24.47

      EQUIVALENT PRO FORMA COMBINED, NCBE, AND WHITE
        COUNTY PER WHITE COUNTY SHARE
        NET INCOME PER COMMON SHARE                      62.06          62.03         64.45        13.75         18.98
        CASH DIVIDENDS PAID PER COMMON SHARE             23.10          24.20         25.58         6.05          6.05
        BOOK VALUE PER COMMON SHARE (AT PERIOD END)     592.63         637.73        650.65       641.03        672.93

      PRO FORMA COMBINED, NCBE AND UNITED PER NCBE
        SHARE
        NET INCOME PER COMMON SHARE                       2.12           2.20          2.28         0.49          0.68
        CASH DIVIDENDS PAID PER COMMON SHARE              0.84           0.88          0.93         0.22          0.22
        BOOK VALUE PER COMMON SHARE (AT PERIOD END)      21.54          23.19         23.78        23.33         24.58

      EQUIVALENT PRO FORMA COMBINED, NCBE, AND UNITED
        PER UNITED SHARE
        NET INCOME PER COMMON SHARE                       2.10           2.17          2.25         0.48          0.67
        CASH DIVIDENDS PAID PER COMMON SHARE              0.83           0.87          0.92         0.22          0.22
        BOOK VALUE PER COMMON SHARE (AT PERIOD END)      21.25          22.88         23.46        23.02         24.25


ALL PER SHARE FIGURES ARE BASED UPON THE EXCHANGE RATIO OF 27.5 FOR 1 IN CONNECTION WITH THE WHITE COUNTY MERGER AND .986667 FOR 1 IN CONNECTION WITH THE MERGER AND REFLECT THE EFFECT OF BOTH THE WHITE COUNTY MERGER AND THE MERGER ON A PRO FORMA BASIS.

                            SELECTED FINANCIAL DATA
                                 PER SHARE DATA
                        PRO FORMA FINANCIAL INFORMATION

                                                               YEAR ENDED DECEMBER 31,             3 MONTHS ENDED
                                                        1992         1993           1994        3/31/94      3/31/95
                                                        ----         ----           ----        -------      -------
     PRO FORMA COMBINED, NCBE, WHITE COUNTY AND
       UNITED PER NCBE SHARE
       NET INCOME PER COMMON SHARE                      $2.19        $2.22          $2.19       $0.48         $0.67
       CASH DIVIDENDS PAID PER COMMON SHARE              0.84         0.88           0.93        0.22          0.22
       BOOK VALUE PER COMMON SHARE (AT PERIOD END)      21.72        23.39          23.87       23.53         24.68

     EQUIVALENT PRO FORMA COMBINED, NCBE, WHITE
       COUNTY AND UNITED PER WHITE COUNTY SHARE
       NET INCOME PER COMMON SHARE                      60.23        61.05          60.23       13.20         18.43
       CASH DIVIDENDS PAID PER COMMON SHARE             23.10        24.20          25.58        6.05          6.05
       BOOK VALUE PER COMMON SHARE (AT PERIOD END)     597.30       643.23         656.43      647.08        678.70

     EQUIVALENT PRO FORMA COMBINED, NCBE, WHITE
       COUNTY AND UNITED PER UNITED SHARE
       NET INCOME PER COMMON SHARE                       2.16         2.19           2.16        0.47          0.66
       CASH DIVIDENDS PAID PER COMMON SHARE              0.83         0.87           0.92        0.22          0.22
       BOOK VALUE PER COMMON SHARE (AT PERIOD END)      21.43        23.08          23.55       23.22         24.35


ALL PER SHARE FIGURES ARE BASED UPON THE EXCHANGE RATIO OF 27.5 FOR 1 IN CONNECTION WITH THE WHITE COUNTY MERGER AND .986667 FOR 1 IN CONNECTION WITH THE MERGER AND REFLECT THE EFFECT OF BOTH THE WHITE COUNTY MERGER AND THE MERGER ON A PRO FORMA BASIS.

                            SELECTED FINANCIAL DATA
                                 PER SHARE DATA
                        PRO FORMA FINANCIAL INFORMATION

                                                                    YEAR ENDED DECEMBER 31, 1994    3 MONTHS ENDED MARCH 31, 1995
                                                                    ----------------------------    -----------------------------
     PRO FORMA COMBINED, NCBE AND PAOLI PER NCBE SHARE
       NET INCOME PER COMMON SHARE                                              $2.41                        $0.69
       CASH DIVIDENDS PAID PER COMMON SHARE                                      0.93                         0.22
       BOOK VALUE PER COMMON SHARE (AT PERIOD END)                              23.89                        24.67

     PRO FORMA COMBINED, NCBE, PAOLI, UNITED, AND WHITE COUNTY PER NCBE
       SHARE
       NET INCOME PER COMMON SHARE                                              $2.15                        $0.66
       CASH DIVIDENDS PAID PER COMMON SHARE                                      0.93                         0.22
       BOOK VALUE PER COMMON SHARE (AT PERIOD END)                              24.16                        24.96


            ALL PER SHARE FIGURES ARE BASED UPON THE EXCHANGE RATIO OF 27.5 FOR 1 IN CONNECTION WITH THE WHITE COUNTY MERGER, .986667 FOR 1 IN CONNECTION WITH THE MERGER AND THE ISSUANCE OF 60,606 SHARES OF NCBE COMMON STOCK IN THE PAOLI MERGER AND REFLECT THE EFFECT OF THE MERGERS ON A PRO FORMA BASIS.

                              MEETING INFORMATION

GENERAL

          This Proxy Statement-Prospectus is being furnished to holders of United Common Stock in connection with the solicitation of proxies by the Board of Directors of United for use at the Special Meeting to consider and vote upon the approval of the Agreement and to transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement-Prospectus mailed to the holders of United Common Stock is accompanied by a form of Proxy for use at the Special Meeting.

         This Proxy Statement-Prospectus is also furnished by NCBE to United stockholders as a Prospectus in connection with the issuance by NCBE of shares of NCBE Common Stock upon consummation of the Merger in accordance with the Agreement. This Proxy Statement-Prospectus, the attached Notice, and the form of Proxy enclosed herewith are first being mailed to stockholders of United on or about_______, 1995.

DATE, PLACE AND TIME

         The United Special Meeting: The Special Meeting will be held at Beckes Student Union on the campus of Vincennes University, North Second Street,, Vincennes, Indiana 47591 on _______________________,1995 at ___AM/PM.

RECORD DATES

         United. The Board of Directors of United has fixed the close of business on _______,1995, as the Record Date for the determination of the holders of United Common Stock entitled to receive notice of and to vote at the Special Meeting.

VOTES REQUIRED


         United. As of the Record Date, there were 459,361 shares of United Common Stock outstanding. Holders of United Common Stock are entitled to one vote per share. Under applicable provisions of Delaware Law and the Certificate of Incorporation of United, the affirmative vote of at least a majority of the outstanding shares of United Common Stock is required to approve the Agreement.

         As of the Record Date, directors and executive officers of United and their affiliates owned beneficially an aggregate of _______ shares of United Common Stock or approximately ____% of the shares of United Common Stock outstanding on such date. As of the Record Date, directors and executive officers of United beneficially owned ______ shares (less than _____ of 1%) of NCBE Common Stock. Directors and executive officers of United have agreed to vote their shares of United Common Stock in favor of the Agreement, pursuant to the Support Agreement.

         As of the Record Date, there were options outstanding to purchase 8,049 shares of United Common Stock. These options are held by executive officers of United and were granted to them under the terms of United's 1992 Stock Option Plan. It is expected that these options will be exercised for shares of United Common Stock immediately prior to the effective time of the Merger.

VOTING AND REVOCATION OF PROXIES

         Shares of United Common Stock represented by a proxy properly signed and received on or prior to the Special Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF UNITED COMMON STOCK REPRESENTED BY SUCH A PROXY WILL BE VOTED FOR THE AGREEMENT. any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted by the filing of an instrument revoking it or of a duly executed proxy bearing a later date with the Secretary for United prior to or at the Special Meeting, or by





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

voting in person at the special meeting. attendance at the Special Meetings will not in and of itself constitute a revocation of a proxy.

         The Board of Directors of United is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters properly come before the Special Meeting, or any adjournments or postponements thereof, the person(s) appointed as proxies will have discretion to vote or act thereon according to their best judgment.

         Delaware law affords dissenters' rights to holders of United Common Stock in connection with the Merger. For additional information regarding dissenters' rights see "PROPOSED MERGER -Dissenters' Rights".

SOLICITATION OF PROXIES

         In addition to solicitation by mail, directors, officers and employees of United who will not be specifically compensated for such services, may solicit proxies from the stockholders of United personally or by telephone or telegram or other forms of communication. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for the reasonable expenses incurred in doing so.

         It is not anticipated that anyone will be specially engaged to solicit proxies or that special compensation will be paid for that purpose. United reserves the right to do so should it conclude that such efforts are needed. United will bear its own expenses in connection with the solicitation of proxies for its Special Meeting. See "PROPOSED MERGER -- Expenses."

 HOLDERS OF UNITED COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY TO UNITED IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                                PROPOSED MERGER

         This section of the Proxy Statement-Prospectus describes certain aspects of the proposed Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Agreement which is attached as Exhibit A to this Proxy Statement-Prospectus and is incorporated herein by reference.

BACKGROUND AND REASONS FOR THE MERGER

         United.    On September 9, 1992, United Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank through the sale and issuance of 460,000 shares of its Common Stock to United. United sold 460,000 shares of common stock at a price of $10.00 per share to the general public. United's prospectus dated July 14, 1992 ("Prospectus"), disclosed its plan to use the proceeds of the offering (approximately $_____) "for the payment of dividends and the possible repurchase of Common Stock." The prospectus disclosed United Bank's plan to use the net proceeds of the offering (approximately $_____) "to support and expand its financial services." United Bank also disclosed that it "may use the proceeds to establish or acquire additional branch offices and to engage in acquisitions, when and if opportunities arise." The initial conversion from mutual to stock form included the option of fundamental anti-takeover defenses.

         Following the conversion, management of United Bank focused its principal attention on expanding its geographical lending area to enhance mortgage lending which had stagnated in the Vincennes market area. United Bank utilized third-party originators and opened a mortgage origination office in Evansville, Indiana. United Bank also acquired an insurance agency through its wholly-owned subsidiary.

         United attempted to interest institutional investors, research analysts and market makers in United's Common Stock, and attempted to improve the depth and liquidity of the trading market to better reflect United's financial performance and the inherent long-term value of its common stock. in order to enhance value for all stockholders, United's Board of Directors has taken various initiatives during the past two years, including: payment of quarterly cash dividends and establishment of a stock repurchase program.

         On October 11, 1994, the Board of Directors of United met to discuss an unsolicited indication of interest received from NCBE. At that time the Board of Directors decided to pursue preliminary discussions with NCBE with a view to obtaining additional information regarding a possible transaction. At a meeting of the Board of Directors on November 16, 1994, Charles Webb & Company was retained to act as a financial advisor with respect to the possible sale of United and authorized management to negotiate the terms of a definitive agreement with NCBE. The retention of Charles Webb & Company was publicly announced.

         The price proposed by NCBE was evaluated by Charles Webb & Co. and by the Board of Directors, and was determined to be at or near the top of the range of sale values that had been received for publicly traded thrifts, both on book value and multiple of earnings basis. As such, the offer by NCBE was determined to be compelling, and the Board determined to continue to negotiate with NCBE. During that time, and after the public announcement of the retention of Charles Webb & Co., another offer was discussed with another institution. The offer was significantly less attractive than the NCBE offer and was therefore not pursued.

         During the following weeks, United and NCBE and their respective financial and legal advisors engaged intermittently in negotiations concerning the terms of a transaction and each institution performed due diligence on the other. The United Board of Directors met on December 27, 1994 to consider the terms so negotiated. Following presentations by Charles Webb & Company and United's legal advisor, including summaries of financial and valuation analyses, the terms of the proposed acquisition, regulatory and accounting matters, the due diligence findings of United's management and advisors, and Webb's oral opinion related to the fairness of the Merger to the shareholders of United from a financial point of view, the United Board of Directors voted unanimously to authorize the execution of the Merger Agreement for the reasons described below.

         In determining that the United Merger is in the best interests of United and its stockholders, the United Board of Directors considered a number of factors, including: (a) the business earnings and potential for future growth and prospects of United and NCBE; (b) the potential operational and managerial benefits that could be derived from the Merger; (c) the consideration to be received by United stockholders in the merger in relation to the book value and earnings of United; (d) the prices paid for United stock in the open market; (e) the prices paid in similar combination transactions;
(f) the increased dividend rate; (g) the tax-free nature of the stock-for-stock exchange; and (h) the comparatively greater liquidity that stockholders might enjoy by being stockholders of a larger institution.

         The Board of Directors also considered its belief that NCBE shared a community banking philosophy that would benefit the employees, depositors and customers of United Bank and the communities it serves and that the Merger would allow United Bank to offer a diversity of products and services to its customers. The Board of Directors did not assign any particular weight to each of the factors considered.

         NCBE. The Board of Directors of NCBE has concluded that the merger would be in the best interests of NCBE and its stockholders. numerous factors were considered by the Board of Directors of NCBE in approving and recommending the terms of the Merger. These factors included information concerning the financial condition, results of operations, and prospects of NCBE and United; the capital adequacy of the resulting entity; the composition of the businesses of the two organizations in the rapidly changing banking and financial services industry; the historical and current market prices of each company's stock and of certain other bank holding companies whose securities are publicly traded; the relationship of the consideration to be paid in the Merger to such market prices and to the book value and earnings per share of United and the financial terms of certain other recent business combinations in the banking industry.


         The Board of Directors of NCBE believes that combining with United which has established banking operations in Vincennes, Indiana is a natural and desirable extension of NCBE'S market area. The Board of Directors of NCBE also believes that the consolidation of resources by reason of the Merger will enable the resulting organization to provide a wider and improved array of financial services to customers and to achieve added flexibility in dealing with the changing competitive environment in the financial services industry.

RECOMMENDATION OF THE UNITED BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS OF UNITED UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF UNITED VOTE FOR APPROVAL OF THE AGREEMENT.

OPINION OF UNITED'S FINANCIAL ADVISOR

         The Board of Directors of United retained Charles Webb & Company ("Webb") to act as financial advisor and render a fairness opinion in connection with the NCBE Merger. Webb has issued an opinion dated December 27, 1994 and confirmed on __________ [date of Proxy Statement-Prospect], that the NCBE Merger is fair, from a financial point of view, to the stockholders of United. The opinion is included as Appendix C to this Proxy Statement-Prospectus.

         Webb is an investment advisory firm that is engaged, among other things, in the evaluation of thrift institutions and their securities, the negotiation and structuring of merger and acquisition transactions, and other financial advisory matters for thrift institutions.

         Under the terms of its agreement with United, Webb will be paid a success fee of one percent of the total fair market value received by the United shareholders, to include the issuance of a fairness opinion to United's shareholders. If the merger is consummated, it is estimated that the fees received by Webb, will be approximately $207,530, of which $50,000 has already been paid by United to Webb. United has also agreed to indemnify Webb against certain liabilities under any applicable federal or state law, including liabilities arising out of securities law.

         In rendering its fairness opinion, Webb has relied among other things, upon its evaluation of financial and other information supplied to it by United, United Bank and NCBE. Prior to execution of the Agreement, Webb studied financial and other business data supplied by United and United Bank, including audited financial statements for the years ended June 30, 1993 and 1994 and subsequent financial statements (unaudited) for the quarter ended September 30, 1994. In addition, Webb analyzed the proposal submitted by NCBE, evaluated the prices of United and NCBE shares since the conversion of United in September 1992, reviewed the financial and stock market data of other savings and loan companies and holding companies in Indiana and other Midwestern states and the financial terms of other recent transactions involving mergers and acquisitions of savings and loan associations. With particular regard to its analysis of comparable transactions, Webb considered the nature and terms of ten merger and acquisition transactions involving thrift and thrift holding companies which were pending or completed as of December 27, 1994. These transactions involved publicly-traded thrift and thrift holding company acquisition transactions which ranged in transaction value from approximately $14 million to $26 million, compared to the estimated transaction value of the United transaction of $20.7 million upon the signing of the definitive agreement. Webb selected ten acquisition transactions which they considered most closely comparable to United. A comparison of the terms of the transactions involving these ten companies indicated that the consideration to be paid for United's common stock under NCBE's proposal was above the median level of the group as a multiple of price to book value, 173% as compared to 147% for the group (range: 127% to 190%) and as a multiple of price to earnings, the consideration was also above the median, 31.6x as compared to 16.4x for the group (range: Not Meaningful through 26.5x). In addition to the analysis of comparable merger and acquisition transactions and the consideration of the audited financial statements of United and United Bank for the fiscal year ended June 30, 1993 and 1994, Webb discussed with the management and directors of United the outlook for the companies, considered the regulatory environment applicable to United and United Bank and such other matters as it determined to be relevant to the fairness opinion it has given.


TERMS OF THE MERGER

         At the Effective Time (as defined below), United will merge with NCBE with the result that United Bank will become a wholly owned savings bank subsidiary bank of NCBE. At the Effective Time, the directors and officers of United Bank serving in such capacity immediately prior to the Effective Time shall continue to be the directors and officers of United Bank. NCBE, as sole stockholder, will add one additional person to represent its interest, to the Board of Directors of United Bank. In addition, at the Effective Time, Janice
L. Beesley, the President and Chief Executive Officer of United will become a member of the Board of Directors of NCBE.

         At the Effective Time, all of the outstanding shares of United Common Stock will be converted into shares of NCBE Common Stock in accordance with the terms of the Agreement and the Exchange Ratio as defined by the Agreement. The Exchange Ratio will be determined by dividing the Average Price of one share of NCBE Common Stock into $44.40. The Average Price is determined by the weighted average (based upon the number of shares traded) high and low prices for one share NCBE Common Stock, as reported by the NASDAQ/NMS for the twenty (20) business days immediately preceding the effective time of the Merger. In the event the Average Price is higher than $49.50 per share or lower than $40.50 per share then the Average Price will be $49.50 or $40.50, respectively. The effect of the Exchange Ratio and Average Price definitions set forth in the Agreement is to exchange each share of United Common Stock outstanding on the effective date of the Merger for $44.40 worth of NCBE Common Stock, subject to a floor and ceiling on the value assigned to NCBE Common Stock. The maximum number of shares of NCBE issuable pursuant to the Agreement is 512,420 and the minimum number of shares issuable is 419,253.

          No fractional shares of NCBE Common Stock will be issued in the Merger. Rather, each holder of United Common Stock who otherwise would have been entitled to a fraction of a share of NCBE Common Stock shall receive in lieu thereof cash, without interest, in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Average Price.

EFFECTIVE TIME OF THE MERGER

          Subject to satisfaction or waiver of all other conditions contained in the Agreement, the Merger, will become effective on the first business day of the next calendar month after the later to occur of (i) approval of the Agreement by the Federal Reserve Board, the OTS, and (ii) approval of the Merger by the stockholders of United. The Merger will become effective on the first day of the second calendar month following the events specified in (i) and (ii) above if the last of such events occurs after the twentieth of the month. An earlier date may be specified by NCBE or another time may be agreed upon in writing by the parties. Upon the filing of executed aRticles of Merger, with the Secretary of State in Delaware and Indiana the Merger will become effective at such time as is specified in the Articles of Merger (the "Effective Time"). Subject to the conditions contained in the Agreement, the Effective Time is currently expected to occur during the third quarter of 1995.

SURRENDER OF UNITED CERTIFICATES

         As soon as practicable after the Effective Time of the Merger NCBE is required by the Agreement to mail to each holder of record of United Common Stock a letter of transmittal and instructions for use in surrendering such holder's United Common Stock certificates.

         UNITED STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS FROM NCBE.

         Upon surrender to NCBE of one or more certificates of United Common Stock together with a properly completed letter of transmittal, NCBE will issue and deliver to the holder of record of United Common Stock, a certificate representing the number of shares of NCBE Common Stock to which the holder is entitled and, where applicable, a check for the amount representing any fractional share interest.

         All NCBE Common Stock issued pursuant to the Agreement will be deemed issued as of the Effective Time. No dividends or other distributions declared with respect to NCBE Common Stock payable to former holders of United Common Stock, pursuant to the Merger and payable to the holders thereof after the Effective Time shall be paid until such holder surrenders such holder's United Common Stock certificates. Subject to the effect of applicable laws, after the surrender and exchange of such certificates, the holder of certificates for shares of NCBE Common Stock into which the shares of United Common Stock shall have been converted shall be entitled to receive any dividends or other distributions, but without any interest, which previously became payable by NCBE with respect to the shares of United Common Stock represented by such certificate or certificates.

         In the case of any lost, stolen or destroyed United Common Stock certificate NCBE will issue a new certificate representing shares of NCBE Common Stock and a check for the cash into which a fractional share of United Common Stock shall have been converted only if NCBE receives: (i) evidence to the reasonable satisfaction of NCBE that such certificate has been lost, wrongfully taken or destroyed, (ii) such indemnity agreement as reasonably may be requested by NCBE to save it harmless, and (iii) evidence satisfactory to it of ownership of United Common Stock for which the certificate has been lost, wrongfully taken or destroyed.

         After the Effective Time, there will be no further registration of transfers on the stock transfer books of NCBE of shares of United Common Stock and any such shares presented to NCBE for transfer will be canceled and exchanged for certificates representing shares of NCBE Common Stock and cash in lieu of any fractional share interest as provided in the Agreement.

CONDITIONS TO THE MERGER

         The United Merger will occur only if the Agreement is approved by the requisite vote of the stockholders of United. Consummation of the Merger is subject to the satisfaction of certain other conditions, unless waived to the extent waiver is permitted by applicable law. Such conditions include, but are not limited to, the following: (i) the receipt of all necessary regulatory approvals, including the approval of the OTS; (ii) the effectiveness of the Registration Statement registering the shares of NCBE to be issued in the Merger, and the absence of a stop order suspending such effectiveness or proceedings seeking a stop order; (iii) the absence of a temporary restraining order, injunction or other order of any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger;
(iv) the continued accuracy of representations and warranties by United and NCBE regarding, among other things, the organization of the parties, financial statements, capitalization, pending and threatened litigation, enforceability of the Agreement and compliance with law and tax matters; (v) the performance by United and NCBE in all material respects of each of the obligations required to be performed by them under the Agreement; (vi) the receipt by United and NCBE and the continuing effectiveness of opinion of counsel as to certain federal income tax consequences of the respective Merger; (vii) the receipt of all consents or approvals from third parties required under agreements for consummation of the Merger other than those agreements for which failure to obtain such consents or approval would not have a material adverse effect on United; (viii) that no event shall have occurred, which, in the reasonable opinion of NCBE and its auditors, would prevent the Merger from being accounted for as a pooling of interests; (ix) the absence of any material adverse change since September 30, 1994, in the financial condition, results of operation or business of United and NCBE in each case, together with their respective subsidiaries taken as a whole; (x) the absence of any material action, suit or proceeding commenced against United and NCBE with respect to the Merger seeking to restrain, enjoin, prevent, change or rescind the transaction contemplated by the Agreements or questioning the validity or legality of any such transaction;
(xi) the receipt by United and NCBE of opinions of counsel as provided in the Agreement; (xii) the receipt by United of an opinion, from its financial advisor, dated within two days of the Proxy Statement-Prospectus, that the Merger is fair to the holders of United Common Stock from a financial point of view; and (xiii) that not more than five percent of the voting power of the issued and outstanding shares of United Common Stock shall have taken steps, at the time the Merger shall become effective, to perfect their rights as dissenting shareholders under Delaware law.

         The consummation of the Merger is conditioned upon the determination that the Merger will be accounted for under the pooling of interests method of accounting. NCBE is required to dispose of approximately 76,000 shares of its common stock for the purpose of removing any taint that might cause the transaction not to qualify for pooling treatment. See "PROPOSED MERGER - Accounting Treatment". Either party may terminate the transaction in the event it is determined that the Merger would not so qualify. If either party commits a willful breach, which is not cured within 10 days of a demand for cure, the breaching party must pay a termination fee of $1,000,000. In the event the Merger did not qualify for pooling accounting treatment, but the parties determined to consummate the Merger and to waive the condition, the Merger would not be consummated without a resolicitation of the vote of stockholders of United. In such an event, the revised pro forma financial information would be materially different than those presented elsewhere herein.

         In addition, unless waived, each party's obligation to consummate the Merger is subject to performance by the other party of its obligations under the respective Agreement and the receipt of certain certificates from the other party.

REGULATORY APPROVAL

         The Merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended ("BHC Act"), which requires that the Federal Reserve Board take into consideration the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve Board from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position.

         Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise. The BHC Act provides for the publication of notice and public comment on the application and authorizes the regulatory agency to permit interested parties to intervene in the proceedings.

         NCBE filed an application with the Federal Reserve Bank of St. Louis (the "Federal Reserve Bank") on March 6, 1995, seeking approval of the Merger, and on April 13, 1995, such application was approved..

         In addition the Merger must be approved by the OTS under the provisions of the Home Owners' Loan Act (HOLA). NCBE filed an application seeking approval of the OTS on March 4, 1995.

         The approvals of the Federal Reserve Board and the OTS are not to be interpreted as the opinion of these regulatory authorities that the Merger is fair to the stockholders of United from a financial point of view or that those regulatory authorities have considered the adequacy of the terms of the Merger. An approval by such regulatory authorities in no way constitutes an endorsement or a recommendation of the Merger by the Federal Reserve Board or the OTS.

         There can be no assurance that the Department of Justice will not challenge the Merger or if such a challenge is made, as to the result thereof.

         Other than the regulatory approvals described herein and required compliance with certain federal and state securities laws by NCBE in connection with its issuance of shares of NCBE Common Stock in connection with the Merger with which NCBE will comply, NCBE and United are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing thereof.

CONDUCT OF BUSINESS PENDING THE MERGER

         Under the Agreement United and NCBE are generally obligated to (and to cause their respective subsidiaries to) operate their respective businesses only in the usual and ordinary course consistent with past practices; use reasonable efforts to keep in force current insurance coverage; refrain from any change in their methods of accounting or certain other policies and refrain from taking any action that would adversely affect or delay regulatory approval of the Agreement; give the other party and its representatives access to information concerning its affairs as may be reasonably requested; and with respect to United refrain from paying cash dividends except in amounts and on dates consistent with past practice.

DIVIDENDS

         Under the Agreement, United may pay regular cash dividends at dates and in amounts consistent with past practices and not to exceed the per share rate paid in the prior calendar year. The Agreement provides that United and NCBE shall cooperate with each other to coordinate the record and payment dates of their dividends for the quarter in which the Effective Time occurs so that the United stockholders receive a quarterly dividend from either their respective institution or NCBE but not from both with respect to such quarter.

TERMINATION, AMENDMENT AND WAIVER

         The Agreement may be terminated at any time prior to the Effective Time whether before or after approval of the matters presented by the stockholders of United: (i) by mutual consent of the Boards of Directors of United and NCBE; (ii) by either party to the Merger if all required regulatory approvals are not received; (iii) by the Board of Directors of either party if there has been a willful breach of any representation, warranty, covenant or agreement by the other party which is not cured after 10 days' written notice;
(iv) by either party if the required vote of stockholders is not recieved; (v) by United if the average price of NCBE is less than $38 per share; or (vi) by the Board of Directors of either party if the Merger is not consummated before September 30, 1995;

         The Agreement may not be amended except in writing signed on behalf of both parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of United. At any time prior to the Effective Time, either party to the Agreement may, to the extent legally allowed, extend the time for performance of any of the obligations of the other party, waive any inaccuracies in representations and warranties of the other and waive compliance with any of the agreements or conditions of the Agreement.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         As a result of the Merger, United will become a wholly owned subsidiary of NCBE. NCBE expects to continue to operate United at its present location. Immediately after the Effective Time of Merger, the Board of Directors of United shall be comprised of all those persons serving as a director of United immediately prior to the Effective Time of the Merger, plus one additional person to be added to the Board of Directors of United by NCBE. In addition, at the effective time of the Merger, Ms. Janice L. Beesley, President and Chief Executive Officer of United will become a member of the Board of Directors of NCBE.

         The Agreement requires, as a condition precedent to NCBE's obligation to close the Merger, that on or prior to the effective time of the Merger the employment contracts between United and each of Janice L. Beesley, G. Jeffrey Palmer and Patrick W. Lenahan shall have expired or been terminated without liability to United. It is expected that such condition will be met on or prior to the effective date of the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         As of the Record Date, executive officers and directors of United are or may be deemed to be the beneficial owners of less than 1% of the outstanding shares of NCBE Common Stock and executive officers and directors of NCBE beneficially own no shares of United Common stock. Certain executive officers of United hold options to purchase 8,049 shares of United Common Stock at a price of $10 per share. These options were granted to such persons in connection with United's 1992 Stock Option Plan. It is expected that all such options will be exercised immediately prior to the effective date of the Merger.

EFFECT ON EMPLOYEE BENEFIT PLANS

         United. The Agreement provides that each employee of United will be eligible to participate in the employee benefit plans of NCBE subject to the rights of NCBE to amend or terminate any such plans in its discretion. With regard to the Employee's Savings and Profit Sharing Plan of NCBE, and, in the event of the merger of the Financial Institutions Retirement Fund pension plan sponsored by United with NCBE's pension plan, the Plan for Pensions of NCBE, employees of United will be given credit for their years of service with United in determining eligibility and vesting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary description of the anticipated federal income tax consequences of the Merger to holders of NCBE Common Stock and United Common Stock and to NCBE and United. The summary is not a complete description of the federal income tax consequences of the Merger. Each stockholder's individual circumstances may affect the tax consequences of the Merger to such stockholder.

         Neither NCBE nor United has requested or will receive an advance ruling from the Internal Revenue Service (the "Service") as to the tax consequences of the Merger. With respect to the Merger, NCBE and United have received an opinion from special counsel to NCBE, Werner & Blank Co., L.P.A. This tax opinion is based upon certain representations made by NCBE and United and upon the current law and the current judicial and administrative interpretations thereof. This opinion will not be binding on the service or any court. Consequently, there can be no assurance that the tax consequences set forth below will continue as described herein, nor can any assurance be given that the issues discussed below will not be challenged by the Service, or, if so challenged, will be decided favorably to the parties to the Merger or their stockholders.

         Subject to the foregoing, the opinions of Werner & Blank Co., L.P.A., are substantially as follows:

                 (i) Since the merger of United with and into NCBE qualifies as a statutory merger under applicable federal law, the Merger will qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code");

                 (ii) No gain or loss will be recognized by United or NCBE upon merger of United with and into NCBE;

                 (iii) No gain or loss will be recognized by the United stockholders who exchange, pursuant to the Merger, their shares of United Common Stock solely for shares of NCBE Common Stock;

                 (iv) The federal income tax basis of the NCBE Common Stock to be received by the United stockholders in Merger, including fractional share interests, will be the same as the federal income tax basis of such United Common Stock surrendered therefor;

                 (v) The holding period of the NCBE Common Stock to be received by the United stockholders in the Merger will include the period during which the United Common Stock surrendered was held as a capital asset on the Effective Date of the Merger;

                 (vi) The payment of cash in lieu of fractional share interests of NCBE Common Stock will be treated as if the fractional shares were distributed as part of the Merger and then were redeemed by NCBE. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code; and

                 (vii) Where a United stockholder dissents to the Merger, and such stockholder receives solely cash in exchange for his or her United Common Stock, such cash will be treated as having been received by such stockholder as a distribution in redemption of his or her shares subject to the provisions and limitations of Section 302 of the Code.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE HAS NOT BEEN VERIFIED WITH THE INTERNAL REVENUE SERVICE AND IS BASED UPON THE FEDERAL INTERNAL REVENUE CODE AS IN EFFECT ON THE DATE OF THIS PROXY
STATEMENT-PROSPECTUS WITHOUT CONSIDERATION OF ANY STATE LAWS OR THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY UNITED STOCKHOLDER.

ACCOUNTING TREATMENT

         The Agreement provides that consummation of the Merger is conditioned upon the receipt by NCBE of assurances, satisfactory to it, that the Merger qualifies for accounting treatment as a pooling of interests if consummated in
accordance with the Agreement.   In addition, the Agreement provides that
United may elect to terminate the Merger in the event pooling of interest accounting will not be applied to the Merger. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of NCBE and United will be combined at the effective time and carried forward at their previously recorded amounts, and the stockholders' equity accounts of United and NCBE's will be consolidated on NCBE's balance sheet. Income and other financial statements of NCBE issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of NCBE and United as if the Merger had taken place prior to the periods covered by such financial statements.

         For the Merger to qualify as a pooling of interests for accounting purposes, substantially all (90% or more) of the outstanding United Common Stock must be exchanged for NCBE Common Stock. All parties have agreed not to take any action which would disqualify the Merger from pooling of interests treatment by NCBE.

          Additionally, in order for the Merger to be accounted for under the pooling of interests method of accounting, NCBE must, prior to consummation of the proposed Merger dispose of certain "tainted treasury shares" purchased by it during 1994. NCBE expects to dispose of such shares in its pending acquisition of Paoli which will be accounted for as a purchase transaction and to account for the Merger as a pooling.

         In the event NCBE elects to terminate the Merger for failure to qualify for pooling of interests method of accounting, NCBE is required, pursuant to the terms of the Agreement, to pay United a termination fee of $1,000,000.

EXPENSES

         The Agreement provides that whether or not the Merger is consummated, all costs and expenses incurred in connection with the Agreement and the transactions contemplated therein shall be paid by the party incurring such expense.

RESALE OF NCBE COMMON STOCK

         The shares of NCBE Common Stock to be issued in the Merger to holders of United Common Stock have been registered under the Securities Act and may be freely traded by holders of United Common Stock who, at the Effective Time, are not "affiliates" of United (and who are not affiliates of NCBE at the time of the proposed resale). Directors, executive officers, and 10% stockholders of United are generally deemed to be affiliates under the Securities Act.
Pursuant to the Agreement, NCBE must have received from each affiliate of United a written undertaking to the effect that (a) he or she will not sell or dispose of NCBE Common Stock acquired in the Merger other than in accordance with the Securities Act, except under (i) a separate registration statement for distribution (which NCBE has not agreed to provide), or (ii) Rule 145 promulgated thereunder by the SEC, or (iii) some other exemption from registration; and (b) he or she will not otherwise dispose of the NCBE Common Stock or otherwise reduce his or her market risk relative to the NCBE Common Stock within 30 days prior to the Effective Time of the

Merger or prior to the publication by NCBE of an earnings statement covering at least 30 days of combined operations after the Effective Time.

DISSENTERS' RIGHTS

         Pursuant to the provisions of Section 262 of the Delaware Law ("Section 262"), any stockholder of United objecting to the Merger who complies with the provisions of Section 262 and who has neither voted in favor of the Merger nor consented thereto in writing shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of such stockholder's shares of United Common Stock. In order to avail himself of such right, a stockholder must file with United, at or prior to the Special Meeting, a written demand for appraisal of his shares, and must not vote in favor thereof. A proxy or vote against approval of the Merger Agreement and the Merger shall not constitute a demand. IT SHOULD BE REMEMBERED THAT IN THE ABSENCE OF INSTRUCTIONS TO VOTE AGAINST THE MERGER, SHARES OF UNITED COMMON STOCK REPRESENTED BY PROXIES WILL BE VOTED IN FAVOR THEREOF AND, THEREFORE, A STOCKHOLDER'S FAILURE TO VOTE AGAINST APPROVAL OF THE MERGER SHALL CONSTITUTE A WAIVER OF SUCH STOCKHOLDER'S APPRAISAL RIGHTS. If the Merger is consummated, within 10 days after the Effective Date, NCBE will notify any stockholder so demanding an appraisal who has not voted in favor of the Merger that the Merger has become effective.

         Within 120 days after the Effective Date, any stockholder who has complied with the procedures discussed above and is entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of United Common Stock owned by such
stockholder.   Notwithstanding the foregoing, at any time within 60 days after the Effective Date, any stockholder shall have the right to withdraw his demand
for appraisal and to accept the terms offered in the Merger Agreement.   Within
120 days after the Effective Date, any stockholder who has complied with the above requirements shall, upon written request, be entitled to receive from NCBE, a statement setting forth the aggregate number of shares of United Common Stock not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such
shares.   Such written statement shall be mailed to the requesting stockholder within 10 days after his written request for such a statement is received by NCBE, or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

         Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon NCBE, which shall within 20 days after such service file in the office of the Delaware Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all of United's stockholders who have demanded payment for their shares of United Common Stock and with whom agreements as to the value of their shares have not been reached by NCBE. The Delaware Register in Chancery, if so ordered by the court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to NCBE, and to the stockholders shown of the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware, or such publication as the Delaware Court of Chancery
deems advisable.   The forms of the notices by mail and by publication shall be approved by the Delaware Court of Chancery and the costs thereof shall be borne by NCBE.

         At the hearing on such petition, the Delaware Court of Chancery shall determine the stockholders of United who have complied with the provisions of
Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares of United Common Stock and who hold United Common Stock represented by certificates to submit their certificates of United Common Stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholders.

         After determining the stockholders of United entitled to an appraisal, the Delaware Court of Chancery shall appraise the shares of United Common Stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair
value.   The court shall direct the payment of the fair value of the shares, together with interest, if any, by NCBE, to the stockholders entitled thereto. The costs of the proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances.

         THE FOREGOING SUMMARY OF SECTION 262 DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 AND THE OTHER PROVISIONS OF THE DELAWARE LAW. THE FAILURE OF A STOCKHOLDER OF UNITED TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 WILL TERMINATE SUCH
STOCKHOLDER'S APPRAISAL RIGHTS.   AS A CONSEQUENCE, EACH STOCKHOLDER OF UNITED
WHO DESIRES TO EXERCISE SUCH RIGHTS SHOULD REVIEW SECTION 262 AND FOLLOW ITS PROVISIONS. THE COMPLETE TEXT OF THE RELEVANT PROVISIONS OF SECTION 262 ARE ANNEXED TO THIS PROXY STATEMENT AS APPENDIX D.


                            PRO FORMA FINANCIAL DATA

         The following unaudited Pro Forma Combined Condensed Balance Sheets as of December 31, 1994 and March 31, 1995, and the Pro Forma Combined Condensed Statements of Income for each of the three-year period ended December 31, 1994, and the three months ended March 31, 1994 and 1995, gives effect to the Merger based on the historical consolidated financial statements of NCBE and United under the assumptions and adjustments set forth in the accompanying notes to the pro forma financial statements.

         The Pro Forma Condensed Balance Sheet assumes the Merger was consummated on the dates indicated, and the Pro Forma Condensed Statements of Income assume that the United Merger was consummated on January 1 of each period presented. The pro forma statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with NCBE's historical financial statements and the related notes thereto incorporated by reference herein and united's historical financial statements and the related notes thereto included elsewhere in this Proxy Statement-Prospectus. Additionally, the Pro Forma financial statements reflect the effect of NCBE's acquisition of White County Bank, Carmi, Illinois for all periods presented and First National Bank of Paoli for the most recent period shown. The White County Merger will be accounted for as a pooling of interests and the Paoli Merger will be
accounted for as a purchase.    See "INFORMATION ABOUT NCBE-Pending
Acquisitions."

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                               DECEMBER 31, 1994
                                 (IN THOUSANDS)


                                                                                  NCBE and
                                                                                White County
                                                     White       Pro Forma        Pro Forma                    Pro Forma
                                      NCBE           County     Adjustments       Combined         United     Adjustments
                                      ----           ------     -----------       ---------        ------     -----------
 ASSETS
 Cash and due from banks               $36,343        $2,336                       $38,679         $2,700
 Federal funds sold                                    2,550                         2,550            500
 Interest bearing deposits in
   other banks                           5,116                                       5,116          7,790
 Investment securities                 184,519        36,385                       220,904         26,371
 Loans                                 483,592        22,551                       506,143         69,479
 Less allowance for loan losses         (3,794)         (729)                       (4,523)          (376)
                                      --------       -------       -------        --------       --------         --------
     Net loans                         479,798        21,822         $0            501,620         69,103            $0
 Premises and equipment, net            10,504           376                        10,880          1,609
 Goodwill                                1,174                                       1,174
 Other assets                           14,310         1,210                        15,520          2,099
                                      --------       -------       -------        --------       --------         --------
     Total assets                      731,764        64,679          0            796,443        110,172             0
                                      ========       =======          =           ========       ========             =

 LIABILITIES
 Noninterest-bearing deposits           85,340         6,895                        92,235          2,013
 Interest-bearing deposits             530,628        50,700                       581,328         88,731
                                      --------       -------       -------        --------       --------         --------
     Total deposits                    615,968        57,595          0            673,563         90,744             0
 Federal funds purchased and
   securities sold under
   agreements to repurchase             21,610                                      21,610          3,519
 Notes payable                           2,675                                       2,675          3,000
 Other liabilities                       5,392           396                         5,788          1,081
                                      --------       -------       -------        --------       --------             -
     Total liabilities                 645,645        57,991          0            703,636         98,344             0
                                      --------       -------          -           --------       --------         -------

 SHAREHOLDERS' EQUITY
 Preferred stock                             0             0                             0              0
 Common stock                           12,194           960        (80)            13,074              5         1,532
 Capital surplus                        33,113         1,540         80             34,733          4,188        (1,935)
 Retained earnings                      43,008         4,520                        47,528          8,104
 Shares held in the treasury                                                                         (389)          389
 Shares held by management
   retention plan                                                                                     (14)           14
 Net unrealized losses on
   securities available
   for sale                             (2,196)         (332)                       (2,528)           (66)            _
                                      --------       -------       -------        --------       --------
     Total shareholders' equity         86,119         6,688          0             92,807         11,828             0
                                      --------       -------          -           --------       --------             -
     Total liabilities and
       shareholders' equity           $731,764       $64,679         $0           $796,443       $110,172            $0
                                      ========       =======          =           ========       ========             =




                                                                                                                         NCBE,
                                                           NCBE,                                                         White
                                                           White                                                         County,
                                      NCBE and             County                                        NCBE and      United and
                                       United            and United                                        Paoli          Paoli
                                      Pro Forma           Pro Forma                       Pro Forma      Pro Forma      Pro Forma
                                      Combined            Combined          Paoli        Adjustments     Combined       Combined
                                      ---------          -----------        -----        -----------     ---------     ----------
 ASSETS
 Cash and due from banks                 $39,043           $41,379           $768         $(623)          $36,488         $41,524
 Federal funds sold                          500             3,050            625                             625           3,675
 Interest bearing deposits in
   other banks                            12,906            12,906            898                           6,014          13,804
 Investment securities                   210,890           247,275          4,000           (85)          188,434         251,190
 Loans                                   553,071           575,622          9,952                         493,544         585,574
 Less allowance for loan losses           (4,170)           (4,899)          (130)                         (3,924)         (5,029)
                                        --------          --------        -------        ------          --------        --------
     Net loans                           548,901           570,723          9,822                         489,620         580,545
 Premises and equipment, net              12,113            12,489            252            60            10,816          12,801
 Goodwill                                  1,174             1,174                        2,191             3,365           3,365
 Other assets                             16,409            17,619            164                          14,474          17,783
                                        --------          --------        -------        ------          --------        --------
     Total assets                        841,936           906,615         16,529         1,543           749,836         924,687
                                        ========          ========        =======        ======          ========        ========

 LIABILITIES
 Noninterest-bearing deposits             87,353            94,248          2,041                          87,381          96,289
 Interest-bearing deposits               619,359           670,059         13,132                         543,760         683,191
                                        --------          --------        -------                        --------        --------
     Total deposits                      706,712           764,307         15,173                         631,141         779,480
 Federal funds purchased and
   securities sold under
   agreements to repurchase               25,129            25,129              0                          21,610          25,129
 Notes payable                             5,675             5,675              0                           2,675           5,675
 Other liabilities                         6,473             6,869            172                           5,564           7,041
                                        --------          --------        -------                        --------        --------
     Total liabilities                   743,989           801,980         15,345                         660,990         817,325
                                        --------          --------        -------                        --------        --------

 SHAREHOLDERS' EQUITY
 Preferred stock                               0                 0            400          (400)                0               0
 Common stock                             13,731            14,611             47           155            12,396          14,813
 Capital surplus                          35,366            36,986            853         1,672            35,638          39,511
 Retained earnings                        51,112            55,632           (116)          116            43,008          55,632
 Shares held in the treasury                   0                 0              0                               0               0
 Shares held by management
   retention plan                              0                 0              0                               0               0
 Net unrealized losses on
   securities available
   for sale                               (2,262)           (2,594)             0                          (2,196)         (2,594)
                                        --------          --------        -------        ------          --------        --------
     Total shareholders' equity           97,947           104,635          1,184         1,543            88,846         107,362
                                        --------          --------        -------        ------          --------        --------
     Total liabilities and
       shareholders' equity             $841,936          $906,615        $16,529        $1,543          $749,836        $924,687
                                        ========          ========        =======        ======          ========        ========


                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1992
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                                           NCBE,
                                                                         NCBE and                           NCBE and   White County
                                                                       White County                          United     and United
                                                            Pro Forma    Pro Forma             Pro Forma    Pro Forma    Pro Forma
                                      NCBE   White County  Adjustments   Combined     United  Adjustments   Combined    Combined
                                      ----   ------------  -----------   --------     ------  -----------   --------    --------
INTEREST INCOME:
Interest and fees on loans           $37,922     $2,190                   $40,112      $6,628                 $44,550    $46,740
Interest on deposits                   1,915          3                     1,918         714                   2,629      2,632
Interest on federal funds sold         1,423         67                     1,490          84                   1,507      1,574
Interest on investment securities     12,993      2,688                    15,681       1,623                  14,616     17,304
                                   ---------     ------      ----       ---------     -------    ----       ---------  ---------
   Total interest income              54,253      4,948      $ 0           59,201       9,049    $ 0           63,302     68,250

INTEREST EXPENSE:
Interest on deposits                  24,355      2,318                    26,673       5,624                  29,979     32,297
Interest on borrowings                 1,125          0                     1,125         315                   1,440      1,440
                                   ---------     ------      ----       ---------     -------    ----       ---------  ---------
   Total interest expense             25,480      2,318        0           27,798       5,939      0           31,419     33,737
                                   ---------     ------        -        ---------     -------      -        ---------  ---------

NET INTEREST INCOME                   28,773      2,630        0           31,403       3,110      0           31,883     34,513

Provision for loan  losses             1,234          0                     1,234          93                   1,327      1,327
                                   ---------     ------      ----       ---------     -------    ----       ---------  ---------
Net interest income after
  provision for loan losses           27,539      2,630        0           30,169       3,017      0           30,556     33,186
Noninterest income                     5,229        166                     5,395         605                   5,834      6,000
Noninterest expense                   20,841      1,769                    22,610       2,416                  23,257     25,026
                                   ---------     ------      ----       ---------     -------    ----       ---------  ---------
Income before income taxes            11,927      1,027        0           12,954       1,206      0           13,133     14,160
Income taxes                           3,727        189                     3,916         479                   4,206      4,395
                                   ---------     ------      ----       ---------     -------    ----       ---------  ---------
NET INCOME                            $8,200       $838      $ 0           $9,038        $727    $ 0           $8,927     $9,765
                                   =========     ======        =        =========     =======      =        =========  =========

Net income per common share            $2.19     $87.28                                 $1.58
Pro forma net income per common
  share                                                                     $2.26                               $2.12      $2.19

AVERAGE SHARES OUTSTANDING         3,741,124      9,600                 4,005,124     460,000               4,202,302  4,466,302

CONVERSION RATIO                                                             27.5                            0.986667



                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1993
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                NCBE,
                                                                  NCBE and                        NCBE and  White County
                                                                White County                       United    and United
                                                      Pro Forma   Pro Forma           Pro Forma   Pro Forma  Pro Forma
                                  NCBE  White County Adjustments  Combined   United  Adjustments  Combined    Combined
                                  ----  ------------ -----------  --------   ------  -----------  --------   ----------
INTEREST INCOME:
Interest and fees on loans       $36,320  $1,822                  $38,142     $5,364                $41,684     $43,506
Interest on deposits               1,003                            1,003        628                  1,631       1,631
Interest on federal funds sold       915      45                      960         93                  1,008       1,053
Interest on investment
  securities                      10,250   2,417                   12,667      1,719                 11,969      14,386
                               ---------  ------    ------      ---------    -------   -----      ---------  ----------
   Total interest income          48,488   4,284       $ 0         52,772      7,804     $ 0         56,292      60,576

INTEREST EXPENSE:
Interest on deposits              19,009   1,841                   20,850      4,408                 23,417      25,258
Interest on borrowings               505       0                      505        386                    891         891
                               ---------  ------    ------      ---------    -------   -----      ---------  ----------
   Total interest expense         19,514   1,841         0         21,355      4,794       0         24,308      26,149
                               ---------  ------         -      ---------    -------       -      ---------  ----------

NET INTEREST INCOME               28,974   2,443         0         31,417      3,010       0         31,984      34,427

Provision for loan losses            654    (120)                     534         47                    701         581
                               ---------  ------    ------      ---------    -------   -----      ---------  ----------
Net interest income after
  provision for loan losses       28,320   2,563         0         30,883      2,963       0         31,283      33,846
Noninterest income                 5,532     144                    5,676        801                  6,333       6,477
Noninterest expense               21,522   1,854                   23,376      2,501                 24,023      25,877
                               ---------  ------    ------      ---------    -------   -----      ---------   ---------
Income before income taxes
  and cumulative effect of
  change in accounting
  principle                       12,330     853         0         13,183      1,263       0         13,593      14,446
Income taxes                       3,956     242                    4,198        453                  4,409       4,651
                               ---------  ------    ------      ---------    -------   -----      ---------   ---------
Income before cumulative
  effect of change in
  accounting principle             8,374     611         0          8,985        810       0          9,184       9,795
Cumulative effect on
  prior years of change
  in accounting principal              0      52                       52         80                     80         132
                               ---------  ------    ------      ---------    -------   -----      ---------   ---------

NET INCOME                        $8,374    $663       $ 0         $9,037       $890     $ 0         $9,264      $9,927
                               =========  ======    ======      =========    =======   =====      =========   =========

Income before cumulative
  effect of change in
  accounting principle per
  common share                     $2.24  $63.65                               $1.76
Net income per common share         2.24   69.08                                1.94
Pro forma income before
  cumulative effect of change
  in accounting principle
  per common share                                                  $2.24                             $2.18       $2.19
Pro forma net income per
  common share                                                       2.26                              2.20        2.22

AVERAGE SHARES OUTSTANDING     3,742,427   9,600                4,006,427    459,370              4,203,605   4,467,605

CONVERSION RATIO                                                     27.5                          0.986667


                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                             NCBE and
                                                                                              White
                                                                                              County
                                                        White             Pro Forma          Pro Forma                   Pro Forma
                                         NCBE           County           Adjustments         Combined        United     Adjustments
                                         ----           ------           -----------         ---------       ------     -----------
 INTEREST INCOME:
 Interest and fees on loans              $38,110            $1,804                           $39,914           $5,183
 Interest on deposits                        392                                                 392              841
 Interest on federal funds sold              355                49                               404              119
 Interest on investment securities        10,374             2,212                            12,586            1,329
                                         -------            ------            ------         -------           ------
    Total interest income                 49,231             4,065             $ 0            53,296            7,472        $ 0

 INTEREST EXPENSE:
 Interest on deposits                     17,838             1,827                            19,665            3,984
 Interest on borrowings                      712                 0                               712              399
                                         -------            ------            ------         -------           ------
    Total interest expense                18,550             1,827               0            20,377            4,383          0
                                         -------            ------               -           -------           ------          -

 NET INTEREST INCOME                      30,681             2,238               0            32,919            3,089          0

 Provision for loan losses                    (5)                0                                (5)              22
                                         -------            ------            ------         -------           ------
 Net interest income after
   provision for loan losses              30,686             2,238               0            32,924            3,067          0
 Noninterest income                        4,465              (148)                            4,317              652
 Noninterest expense                      21,397             1,840                            23,237            2,887
                                         -------            ------            ------         -------           ------
 Income before income taxes               13,754               250               0            14,004              832          0
 Income taxes                              4,691                35                             4,726              430
                                         -------            ------                           -------           ------
 NET INCOME                                9,063               215               0             9,278              402          0
                                         =======            ======               =           =======           ======          =

 NET INCOME ASSIGNED TO
   PREFERRED SHAREHOLDERS                                                      $ 0                                           $ 0

 NET INCOME FOR COMMON
   SHAREHOLDERS                           $9,063              $215             $ 0            $9,278             $402        $ 0

 Net income per common share                2.45             22.35                                               0.91
 Pro forma net income per                                                                       2.34
   common share

 AVERAGE SHARES OUTSTANDING            3,694,650             9,600                         3,958,650          439,690

 CONVERSION RATIO FOR
   COMMON STOCK                                                                                 27.5
 CONVERSION RATIO FOR
   PREFERRED STOCK



                                                                                                                         NCBE,
                                                           NCBE,                                                         Wayne
                                                           White                                                         County,
                                      NCBE and             County                                        NCBE and      United and
                                       United            and United                                        Paoli          Paoli
                                      Pro Forma           Pro Forma                       Pro Forma      Pro Forma      Pro Forma
                                      Combined            Combined          Paoli        Adjustments     Combined       Combined
                                      ---------          -----------        -----        -----------     ---------     ----------
 INTEREST INCOME:
 Interest and fees on loans             $43,293            $45,097            $933                       $39,043           $46,030
 Interest on deposits                     1,233              1,233              75                           467             1,308
 Interest on federal funds sold             474                523              41                           396               564
 Interest on investment securities       11,703             13,915             155                        10,529            14,070
                                        -------            -------           -----         -----         -------           -------
    Total interest income                56,703             60,768           1,204             0          50,435            61,972

 INTEREST EXPENSE:
 Interest on deposits                    21,822             23,649             517                        18,355            24,166
 Interest on borrowings                   1,111              1,111               0                           712             1,111
                                        -------            -------           -----         -----         -------           -------
    Total interest expense               22,933             24,760             517             0          19,067            25,277
                                        -------            -------           -----         -----         -------           -------

 NET INTEREST INCOME                     33,770             36,008             687             0          31,368            36,695

 Provision for loan losses                   17                 17               6                             1                23
                                        -------            -------           -----         -----         -------           -------
 Net interest income after
   provision for loan losses             33,753             35,991             681             0          31,367            36,672
 Noninterest income                       5,117              4,969             100                         4,565             5,069
 Noninterest expense                     24,284             26,124             517           146          22,060            26,787
                                        -------            -------           -----         -----         -------           -------
 Income before income taxes              14,586             14,836             264          (146)         13,872            14,954
 Income taxes                             5,121              5,156              82                         4,773             5,238
                                        -------            -------           -----         -----         -------           -------
 NET INCOME                             $ 9,465            $ 9,680           $ 182         $(146)        $ 9,099           $ 9,716
                                        =======            =======           =====         =====         =======           =======
 NET INCOME ASSIGNED TO
   PREFERRED SHAREHOLDERS                                                    $  64                       $    64           $    64

 NET INCOME FOR COMMON
   SHAREHOLDERS                          $9,465             $9,680             118         $(146)          9,035             9,652

 Net income per common share                                                  2.53
 Pro forma net income per                  2.28               2.19                                          2.41              2.15
   common share

 AVERAGE SHARES OUTSTANDING           4,155,828          4,419,828          46,667                     3,755,256         4,480,434

 CONVERSION RATIO FOR
   COMMON STOCK                        0.986667
 CONVERSION RATIO FOR
   PREFERRED STOCK                                                                                           3.3


                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                                 MARCH 31, 1995
                                 (IN THOUSANDS)

                                                                                 NCBE and
                                                                                  White
                                                                                  County
                                                    White       Pro Forma        Pro Forma                    Pro Forma
                                      NCBE          County     Adjustments       Combined         United     Adjustments
                                      ----          ------     -----------       ---------        ------     -----------

ASSETS
Cash and due from banks             $26,204         $1,657                      $27,861           $2,965
Federal funds sold                      800          1,500                        2,300
Interest bearing deposits in
  other banks                         4,031                                       4,031            5,616
Investment securities               179,654         36,857                      216,511           25,361
Loans                               492,734         23,006                      515,740           72,582
Less allowance for loan losses       (3,800)          (706)                      (4,506)            (375)
                                   --------        -------          ---        --------         --------           ---
    Net loans                       488,934         22,300          $ 0         511,234           72,207           $ 0
Premises and equipment, net          11,033            402                       11,435            1,590
Goodwill                              1,123                                       1,123
Other assets                         12,303            983                       13,286            2,267
                                   --------        -------          ---        --------         --------           ---
   Total assets                     724,082         63,699            0         787,781          110,006             0
                                   ========        =======          ===        ========         ========           ===

LIABILITIES
Noninterest-bearing deposits         78,734          6,692                       85,426            2,392
Interest-bearing deposits           528,786         49,704                      578,490           87,590
                                   --------        -------          ---        --------         --------           ---
   Total deposits                   607,520         56,396            0         663,916           89,982             0
Federal funds purchased and
  securities sold under
  agreements to repurchase           19,085                                      19,085            3,394
Notes payable                         2,103                                       2,103            3,000
Other liabilities                     6,347            378                        6,725            1,412
                                   --------        -------          ---        --------         --------           ---
   Total liabilities                635,055         56,774            0         691,829           97,788             0
                                   --------        -------          ---        --------         --------           ---

SHAREHOLDERS' EQUITY
Preferred stock                           0              0                            0
Common stock                         12,193            960          (80)         13,073                5         1,532
Capital surplus                      33,102          1,540           80          34,722            3,998        (1,556)
Retained earnings                    44,774          4,604                       49,378            8,286
Shares held in the treasury                                                                          (13)           13
Shares held by management
  retention plan                                                                                     (11)           11
Net unrealized losses on
  securities available for sale      (1,042)          (179)                      (1,221)             (47)
                                   --------        -------          ---        --------         --------           ---
Total shareholders' equity           89,027          6,925            0          95,952           12,218             0
                                   --------        -------          ---        --------         --------           ---
Total liabilities and
shareholders' equity               $724,082        $63,699           $0        $787,781         $110,006            $0
                                   ========        =======          ===        ========         ========           ===



                                                                                                                    NCBE,
                                                        NCBE,                                                       White
                                                        White                                                       County,
                                      NCBE and          County                                      NCBE and      United and
                                       United         and United                                      Paoli          Paoli
                                      Pro Forma        Pro Forma                     Pro Forma      Pro Forma      Pro Forma
                                      Combined         Combined          Paoli      Adjustments     Combined       Combined
                                      ---------       -----------        -----      -----------     ---------     ----------

ASSETS
Cash and due from banks               $29,169           $30,826          $526         $(623)        $26,107            $30,729
Federal funds sold                        800             2,300           350                         1,150              2,650
Interest bearing deposits in
  other banks                           9,647             9,647           500                         4,531             10,147
Investment securities                 205,015           241,872         4,104           (19)        183,739            245,957
Loans                                 565,316           588,322        10,849                       503,583            599,171
Less allowance for loan losses         (4,175)           (4,881)         (137)                       (3,937)            (5,018)
                                     --------          --------       -------        ------        --------           --------
    Net loans                         561,141           583,441        10,712                       499,646            594,153
Premises and equipment, net            12,623            13,025           250            60          11,343             13,335
Goodwill                                1,123             1,123                       2,089           3,212              3,212
Other assets                           14,570            15,553           174                        12,477             15,727
                                     --------          --------       -------                      --------           --------
   Total assets                       834,088           897,787        16,616         1,507         742,205            915,910
                                     ========          ========       =======        ======        ========           ========

LIABILITIES
Noninterest-bearing deposits           81,126            87,818         1,911                        80,645             89,729
Interest-bearing deposits             616,376           666,080        13,312                       542,098            679,392
                                     --------          --------       -------                      --------           --------
   Total deposits                     697,502           753,898        15,223                       622,743            769,121
Federal funds purchased and
  securities sold under
  agreements to repurchase             22,479            22,479                                      19,085             22,479
Notes payable                           5,103             5,103                                       2,103              5,103
Other liabilities                       7,759             8,137           173                         6,520              8,310
                                     --------          --------       -------                      --------           --------
   Total liabilities                  732,843           789,617        15,396                       650,451            805,013
                                     --------          --------       -------                      --------           --------

SHAREHOLDERS' EQUITY
Preferred stock                             0                 0           400          (400)              0                  0
Common stock                           13,730            14,610            47           155          12,395             14,812
Capital surplus                        35,544            37,164           853         1,672          35,627             39,689
Retained earnings                      53,060            57,664           (80)           80          44,774             57,664
Shares held in the treasury                 0                 0                                           0                  0
Shares held by management
  retention plan                            0                 0                                           0                  0
Net unrealized losses on
  securities available for sale        (1,089)           (1,268)                                     (1,042)            (1,268)
                                     --------          --------       -------         -----        --------           --------
Total shareholders' equity            101,245           108,170         1,220         1,507          91,754            110,897
                                     --------          --------       -------         -----        --------           --------
Total liabilities and
shareholders' equity                 $834,088          $897,787       $16,616        $1,507        $742,205           $915,910
                                     ========          ========       =======        ======        ========           ========

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
                                 MARCH 31, 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    NCBE and
                                                                                  White County
                                                       White       Pro Forma        Pro Forma                  Pro Forma
                                        NCBE           County     Adjustments       Combined       United     Adjustments
                                        ----           ------     -----------       ---------      ------     -----------
 INTEREST INCOME:
 Interest and fees on loans             $8,719           $418                       $9,137        $1,247
 Interest on deposits                      133                                         133            49
 Interest on federal funds sold            253             10                          263            26
 Interest on investment securities       2,386            563                        2,949           492
                                        ------           ----         ----          ------        ------           ----
     Total interest income              11,491            991         $ 0           12,482         1,814           $ 0

 INTEREST EXPENSE:
 Interest on deposits                    4,292            438                        4,730         1,007
 Interest on borrowings                    118                                         118            98
                                        ------           ----         ----          ------        ------           ----
     Total interest expense              4,410            438           0            4,848         1,105             0
                                        ------           ----           -           ------        -----              -
 NET INTEREST INCOME                     7,081            553           0            7,634           709             0

 Provision for loan losses                (153)                                       (153)            6
                                        ------           ----         ----          ------        ------           ----
 Net interest income after
   provision for loan losses             7,234            553           0            7,787           703             0
 Noninterest income                        895             36                          931           173
 Noninterest expense                     5,330            444                        5,774           644
                                        ------           ----         ----          ------        ------           ----
 Income before income taxes              2,799            145           0            2,944           232           $ 0
 Income taxes                              898             42                          940            94
                                        ------           ----         ----          ------        ------           ----

 NET INCOME                             $1,901           $103         $ 0           $2,004        $  138           $ 0
                                        ======           ====           =           ======        ======             =

 NET INCOME ASSIGNED TO
   PREFERRED SHAREHOLDERS
 NET INCOME FOR COMMON
   SHAREHOLDERS                         $1,901           $103         $ 0           $2,004          $138           $ 0

 Net income per common share              0.51          10.73                                       0.31
 Pro forma net income per
   common share                                                                       0.50

 AVERAGE SHARES OUTSTANDING          3,739,626          9,600                    4,003,626       438,179


 CONVERSION RATIO FOR COMMON
   STOCK                                                                             27.5

 CONVERSION RATIO FOR
   PREFERRED STOCK


                                                                                                                         NCBE,
                                                                                                                         White
                                                           NCBE,                                                         County,
                                      NCBE and          White County                                     NCBE and      United and
                                       United            and United                                        Paoli          Paoli
                                      Pro Forma           Pro Forma                       Pro Forma      Pro Forma      Pro Forma
                                      Combined            Combined          Paoli        Adjustments     Combined       Combined
                                      ---------          -----------        -----        -----------     ---------     ----------

 INTEREST INCOME:
 Interest and fees on loans               $ 9,966         $10,384           $232                      $8,951             $10,616
 Interest on deposits                         182             182             20                         153                 202
 Interest on federal funds sold               279             289              6                         259                 295
 Interest on investment securities          2,878           3,441             23                       2,409               3,464
                                          -------         -------           ----        ----         -------             -------
     Total interest income                 13,305          14,296            281           0          11,772              14,577

 INTEREST EXPENSE:
 Interest on deposits                       5,299           5,737            121                       4,413               5,858
 Interest on borrowings                       216             216              0                         118                 216
                                          -------         -------           ----        ----         -------             -------
 Total interest expense                     5,515           5,953            121           0           4,531               6,074
                                          -------         -------           ----        ----         -------             -------
 NET INTEREST INCOME                        7,790           8,343            160           0           7,241               8,503

 Provision for loan losses                   (147)           (147)             2                        (151)               (145)
                                          -------         -------           ----        ----         -------             -------
 Net interest income after
   provision for loan losses                7,937           8,490            158           0           7,392               8,648
 Noninterest income                         1,068           1,104             25                         920               1,129
 Noninterest expense                        5,974           6,418            123          36           5,489               6,577
                                          -------         -------           ----        ----         -------             -------
 Income before income taxes                 3,031           3,176             60         (36)          2,823               3,200
 Income taxes                                 992           1,034             12           0             910               1,046
                                          -------         -------           ----        ----         -------             -------

 NET INCOME                               $ 2,039         $ 2,142           $ 48        $(36)        $ 1,913             $ 2,154
                                          =======         =======           ====        ====         =======             =======

 NET INCOME ASSIGNED TO
   PREFERRED SHAREHOLDERS                                                   $ 13                     $    13             $    13
 NET INCOME FOR COMMON
   SHAREHOLDERS                           $ 2,039         $ 2,142             35        $(36)          1,900               2,141

 Net income per common share                                                0.75
 Pro forma net income per
   common share                              0.49            0.48                                       0.50                0.47

 AVERAGE SHARES OUTSTANDING             4,200,804       4,464,804         46,667                   3,800,232           4,525,410


 CONVERSION RATIO FOR COMMON
   STOCK                                 0.986667

 CONVERSION RATIO FOR
   PREFERRED STOCK                                                                                       3.3


                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
                                 MARCH 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                     NCBE and
                                                                                      White
                                                                                      County
                                                        White       Pro Forma        Pro Forma                    Pro Forma
                                         NCBE           County     Adjustments       Combined         United     Adjustments
                                         ----           ------     -----------       ---------        ------     -----------
 INTEREST INCOME:
 Interest and fees on loans               $10,734          $  492                     $11,226        $1,456
 Interest on deposits                          52                                          52            23
 Interest on federal funds sold               145              48                         193             3
 Interest on investment securities          2,693             527                       3,220           472
                                          -------          ------      -----          -------        ------         ----
    Total interest income                  13,624           1,067      $ 0             14,691         1,954         $ 0

 INTEREST EXPENSE:
 Interest on deposits                       5,191             487                       5,678         1,011
 Interest on borrowings                       212                                         212            99
                                          -------          ------      -----          -------        ------         ----
    Total interest expense                  5,403             487        0              5,890         1,110           0
                                          -------          ------        -            -------        ------           -

 NET INTEREST INCOME                        8,221             580        0              8,801           844           0

 Provision for loan losses                     18                                          18             6
                                          -------          ------      ---            -------        ------         ---
 Net interest income after
   provision for loan losses                8,203             580        0              8,783           838           0
 Noninterest income                         1,284              26                       1,310           162
 Noninterest expense                        5,593             419                       6,012           646
                                          -------          ------                     -------        ------         ----
 Income before income taxes                 3,894             187        0              4,081           354           0
 Income taxes                               1,324              55                       1,379           139
                                          -------          ------      ---            -------        ------         ----

 NET INCOME                               $ 2,570          $  132      $ 0            $ 2,702        $  215         $ 0
                                          =======          ======        =            =======        ======           =

 NET INCOME ASSIGNED TO
   PREFERRED SHAREHOLDERS

 NET INCOME FOR COMMON
   SHAREHOLDERS                           $ 2,570          $  132      $ 0            $ 2,702        $  215         $ 0

 Net income per common share                 0.70           13.75                                      0.47
 Pro forma net income per                                                                0.69
   common share

 AVERAGE SHARES OUTSTANDING             3,658,985           9,600                   3,922,985       458,033


 CONVERSION RATIO FOR COMMON
   STOCK                                                                                 27.5
 CONVERSION RATIO FOR
   PREFERRED STOCK


                                                                                                                     NCBE,
                                                         NCBE,                                                       White
                                                         White                                                       County,
                                      NCBE and           County                                      NCBE and      United and
                                       United          and United                                      Paoli          Paoli
                                      Pro Forma         Pro Forma                     Pro Forma      Pro Forma      Pro Forma
                                      Combined          Combined        Paoli        Adjustments     Combined       Combined
                                      ---------        -----------      -----        -----------     ---------     ----------
 INTEREST INCOME:
 Interest and fees on loans              $12,190         $12,682            $255                     $10,989         $12,937
 Interest on deposits                         75              75               9                          61              84
 Interest on federal funds sold              148             196               9                         154             205
 Interest on investment securities         3,165           3,692              66                       2,759           3,758
                                        --------        --------         -------        ----        --------       ---------
    Total interest income                 15,578          16,645             339           0          13,963          16,984

 INTEREST EXPENSE:
 Interest on deposits                      6,202           6,689             149                       5,340           6,838
 Interest on borrowings                      311             311               0                         212             311
                                        --------        --------         -------        ----        --------       ---------
    Total interest expense                 6,513           7,000             149           0           5,552           7,149
                                        --------        --------         -------        ----        --------       ---------

 NET INTEREST INCOME                       9,065           9,645             190           0           8,411           9,835

 Provision for loan losses                    24              24               1                          19              25
                                        --------        --------         -------        ----        --------       ---------
 Net interest income after
   provision for loan losses               9,041           9,621             189           0           8,392           9,810
 Noninterest income                        1,446           1,472              23                       1,307           1,495
 Noninterest expense                       6,239           6,658             125          35           5,753           6,818
                                        --------        --------         -------        ----        --------       ---------
 Income before income taxes                4,248           4,435              87         (35)          3,946           4,487
 Income taxes                              1,463           1,518              27           0           1,351           1,545
                                        --------        --------         -------        ----        --------       ---------

 NET INCOME                             $  2,785        $  2,917         $    60        $(35)       $  2,595       $   2,942
                                        ========        ========         =======        ====        ========       =========

 NET INCOME ASSIGNED TO
   PREFERRED SHAREHOLDERS                                                $    10                    $     10           $  10

 NET INCOME FOR COMMON
   SHAREHOLDERS                         $  2,785        $  2,917              50        $(35)          2,585           2,932

 Net income per common share                                                1.07
 Pro forma net income per                   0.68            0.67                                        0.69            0.66
   common share

 AVERAGE SHARES OUTSTANDING            4,120,163       4,384,163          46,667                   3,719,591       4,444,769


 CONVERSION RATIO FOR COMMON
   STOCK                                0.986667
 CONVERSION RATIO FOR
   PREFERRED STOCK                                                                                      3.3


               NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. The "Pro Forma Combined" balance sheet information gives effect to the Merger and the probable merger with White County and Paoli, as if they had been consummated on January 1 of each year with respect to the Pro Forma Statements of Income for which presentation is indicated. The Pro Forma information reflects the Merger accounted for as a pooling of interests transaction whereby the historical cost basis of assets, liabilities and equity is retained for financial statement purposes. The Pro Forma adjustments for the Paoli Merger reflect the application of the purchase method of accounting whereby assets and liabilities are recorded at fair value.

2. The conversion of outstanding shares of NCBE Common Stock is reflected using the exchange ratio of 27.5 shares of NCBE Common Stock for each existing share of White County Common Stock and .986667 shares of NCBE Common Stock for each existing shares of United Common Stock. The Paoli Merger, for the periods indicated, is reflected on the basis of 60,606 shares of NCBE Common Stock issued in connection with the Paoli Merger and the payment of $623,004 in cash paid in connection with the Paoli Merger. This results in outstanding shares of NCBE Common Stock on a pro forma basis as follows:

         Pro forma giving effect to the  Merger 461,178 shares
         Pro forma giving effect to the White County Merger 264,000 shares
         Pro forma giving effect to the Merger and White County Merger 725,178 shares

         Pro forma giving effect to the Paoli Merger 60,606 shares
         Pro forma giving effect to the Merger, the White County Merger and the Paoli Merger 785,784 shares.

         In connection with the Merger the aggregate number of shares issuable is determined by reference to the Average Price of NCBE Common Stock. For these purposes, the "Average Price" shall mean the weighted average (based upon the number of shares traded) of the high and low price of NCBE Common Stock as reported by the NASDAQ/NMS for the 20 business days immediately preceding the effective date of the Merger. The Merger provides for an exchange of NCBE Common Stock valued at $44.40 utilizing the Average Price of NCBE Common Stock. The minimum number of shares of NCBE Common Stock issuable in the Merger is 419,253 and the maximum number of shares is 512,420. For purposes of the Pro Forma financial statements presented herein, the number of shares issuable in the transaction has been based upon a $45 average price. As provided for in the Agreement, the aggregate number of shares of NCBE Common Stock issuable in the White County Merger is 264,000. In connection with the White County Merger, in the event the Average Price of NCBE Common Stock is less than $38.00 or more than $48.00, either party to the White County Merger may elect to terminate the Merger or renegotiate. In connection with the Paoli Merger the Paoli Agreement calls for the issuance of 60,606 shares of NCBE Common Stock plus the payment of $623,004 in cash in exchange for all of the capital stock of Paoli.


                DESCRIPTION AND COMPARISON OF NCBE COMMON STOCK
                            AND UNITED COMMON STOCK

GENERAL

                 NCBE is an Indiana corporation governed by and subject to the Indiana Business Corporation Law ("IBCL"). United is a Delaware corporation organized under and governed by the provisions of the Delaware General Corporation Law ("DGCL"). If the proposed Merger is consummated, stockholders of United who receive NCBE Common Stock will become stockholders of NCBE and, as such, their rights as stockholders will be governed by the IBCL and by NCBE's Articles, Bylaws and other corporate documents. The rights of holders of shares of United Common Stock differ in certain respects from the rights of holders of NCBE Common Stock. A summary of the material differences between the respective rights of United from that of NCBE stockholders is set forth below.

         As of the date of the Agreement NCBE was authorized to issue 5,000,000 shares of $3.33 1/3 par value common stock ("NCBE Common Stock"). As of February 28, 1995, NCBE had 3,658,650 shares of NCBE Common Stock issued and outstanding, which left 1,341,350 shares available for future issuance. At the 1995 Annual meeting of Stockholders, NCBE Stockholders approved an increase in the total authorized shares of NCBE Common Stock to 10,000,000 and approved the elimination of the reference to "par value" thereby converting all shares to no par value. The amendment to NCBE's Articles of Incorporation will have no effect on the determination of the number of shares of NCBE Common Stock issuable in the Merger, the White County Merger or the Paoli Merger. NCBE expects to issue a minimum of 419,253 shares and a maximum of 512,420 shares to stockholders of United, approximately 264,000 shares to stockholders of White County, and 60,606 to stockholders of Paoli.

         The authorized Common Stock of United consists of 2,000,000 shares of Common Stock, $0.01 par value per share, of which 459,361 are issued and outstanding as of the Record Date and 500,000 shares of authorized preferred stock none of which are issued or outstanding as of the Record Date.

         NCBE Common Stock is traded on the national over-the-counter market under the symbol "NCBE" and is quoted on the NASDAQ/NMS. Currently four (4) brokerage firms provide a primary market in NCBE Common Stock. Trading volume in NCBE Common Stock for the twelve months ended December 31, 1994, was 425,367 shares. United Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ/NMS Small Cap System. Trading volume in United Common Stock for the twelve months ended December 31, 1994, was 497,809 shares.
United Common Stock trades under the symbol UNFB. Currently 3 brokerage firms provide a primary market in United's Common Stock.

         While there are a substantial number of similarities between the NCBE Common Stock and the United Common Stock, the rights of stockholders of United will be different after the Effective Date of the Merger. Stockholders will be affected by differences in the Articles of Incorporation and Bylaws of NCBE and United and differences in Indiana law governing NCBE as an Indiana corporation and United as a Delaware corporation. Listed below are the more important attributes of the NCBE Common Stock and the differences, if any from the United Common Stock.

DIVIDENDS

         Holders of NCBE Common Stock are entitled to dividends out of funds legally available therefor, as governed by the IBCL, and if declared by the Board of Directors. The amount and timing of dividends on NCBE Common Stock is subject to the earnings of its subsidiaries and the amounts available for payment of dividends by such subsidiaries under various state and federal banking laws and regulations. Generally, dividends from NCBE's banking subsidiaries are restricted to net profits of the current year plus the preceding two years less dividends paid.

PREEMPTIVE RIGHTS

         Pursuant to the IBCL, stockholders of NCBE do not have the preemptive right to subscribe to additional shares of common stock when issued by NCBE. Similarly, stockholders of United currently do not have preemptive rights pursuant to the provisions of the DGCL. Preemptive rights permit a stockholder to purchase their pro rata share of any offering by the company, subject to certain exceptions and limitations as provided by law.

VOTING

         On all matters to properly come before stockholders, each share of stock of the NCBE and United entitles the holder thereof to one vote, except, with respect to NCBE stockholders only, for the right to vote cumulatively in the election of Directors, and except, with respect to NCBE only, for the effect of certain "super vote" requirements regarding business combinations contained in the Articles of Incorporation of NCBE (see "Cumulative Voting" and "Antitakeover Provisions"). The affirmative vote of the holders of a majority of the outstanding NCBE Common Stock is required to amend the Articles of Incorporation of NCBE, except the amendment of Article IX, Section 6 which provision requires an eighty percent (80%) vote in certain business combination transactions, which amendment requires the affirmative vote of the holders of eighty percent (80%) of the NCBE Common Stock. In general, the affirmative vote by the holders of a majority of United Common Stock is required to amend the United Certificate of Incorporation.

CUMULATIVE VOTING

         Stockholders of NCBE have the right to vote cumulatively in the election of Directors. In cumulative voting, a stockholder may cumulate a number of votes equal to the number of directors to be elected times the number of shares held by the stockholder and cast all of such votes for one nominee for director, or allocate such votes among the nominees as the stockholder sees fit. Cumulative voting rights afford stockholders controlling a minority stock position the opportunity to have representation on the Board of Directors. Stockholders of United do not have the right to vote cumulatively in the election of directors.

LIQUIDATION

         Holders of NCBE stock are entitled to a pro rata distribution of the corporation's assets upon liquidation. Holders of United are afforded similar rights.

LIABILITY OF DIRECTORS; INDEMNIFICATION

         Under their respective Articles of Incorporation NCBE and United may indemnify present or past directors, officers, employees or agents to the full extent permitted by law.

         Under the IBCL an Indiana corporation may indemnify an individual made a party to a proceeding because such individual is or was a director against liability incurred in the proceeding if the individual acted in good faith, reasonably believed his or her conduct was in the corporation's best interest (or in certain cases at least not opposed to the corporation's best interests) and, in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful. Unless limited by its Articles of Incorporation, under the IBCL a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

        Under the provisions of the DGCL directors of United are entitled to similar rights of indemnification.


ANTITAKEOVER PROVISIONS

Indiana Law - NCBE

         Under the provisions of Chapter 43 of the IBCL, any 10% stockholder of an Indiana corporation is prohibited for a period of five years from completing a business combination with a corporation unless, prior to the acquisition of such 10% interest, the Board of Directors of the Corporation approved either the acquisition of such interest or the proposed business combination.
Further, the Corporation and a 10% stockholder may not consummate a business combination unless all provisions of the Articles of Incorporation of the Corporation are complied with and a majority of the disinterested stockholders approve the transaction or all stockholders receive a price per share determined in accordance with the business combinations provision of Indiana law.

         In addition to the business combinations provision, Chapter 42 of the IBCL also contains a control share acquisition provision which, although different in structure from the business combinations provision may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. Chapter 42 of the IBCL (commonly known as the "Indiana Control Share Acquisitions Statute"), restricts the voting rights of certain shares ("control shares") that, except for Chapter 42 of the IBCL would have voting power, of an issuing public corporation that, when added to all other shares of such corporation owned by a person, would entitle that person, immediately after the acquisition of such shares, to exercise or direct the exercise of the voting power of such corporation in the election of directors within any of the following ranges of voting power: (a) one-fifth or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; and (c) a majority or more of all voting power (a "control share acquisition"). The voting rights of such control shares are restricted to those rights granted by a resolution approved by the holders of a majority of the outstanding voting shares, excluding the voting shares owned by the acquiring stockholder and certain other "interested shares," including shares owned by officers of the issuing corporation and employees of the issuing corporation that are also directors of the issuing corporation. This provision may also have the effect of discouraging premium bids for outstanding shares.


Delaware Law - United

         Section 203 of the DGCL, which applies to United, regulates transactions with major stockholders after they become major stockholders.
Section 203 prohibits a Delaware corporation from engaging in mergers, dispositions of 10% or more of its assets, issuances of stock and other transactions ("business combinations") with a person or group that owns 15% or more of the voting stock of the corporation (an "interested stockholder"), for a period of three years after the interested stockholder crosses the 15% threshold. These restrictions on transactions involving an interested stockholder do not apply if (a) before the interested stockholder owned 15% or more of the voting stock, the board of directors approved the business combination or the transaction that resulted in the person or group becoming an interested stockholder; (b) in the transaction that resulted in the person or group becoming an interested stockholder, the person or group acquired at least 85% of the voting stock other than stock owned by insider directors and certain employee stock plans; (c) after the person or group became an interested stockholder, the board of directors and at least two-thirds of the voting stock other than stock owned by the interested stockholder approves the business combination or (d) certain competitive bidding circumstances exist.

NCBE Articles of Incorporation

         NCBE's Articles of Incorporation contain two provisions which can be characterized as antitakeover in nature. These provisions are summarized below:

                    Supermajority Vote Requirement Provision

         The affirmative vote of at least eighty percent (80%) of the outstanding capital stock of NCBE is required to effectuate a merger or consolidation of NCBE with another corporation, or an acquisition of NCBE by another corporation without the approval of NCBE's Board of Directors.

         Advantages.      This provision of NCBE's Articles of Incorporation is
         designed primarily to discourage or make more difficult a takeover attempt or acquisition which the Board of Directors of NCBE does not feel is in the best interests of the stockholders of NCBE. Under Indiana corporation law, approval by the simple majority of the outstanding capital stock of NCBE would be required to approve a merger, consolidation, or acquisition of NCBE by another corporation which has the approval of the Board of Directors of NCBE. The Board of Directors and management of NCBE feel that the provisions requiring an increased percentage of stockholder approval of a merger, consolidation, or acquisition of NCBE by another corporation, which NCBE's Board of Directors has not approved, is in the interest of stockholders because it will require broader stockholder consent and, therefore, increase discussion and understanding of any such proposal.

         Disadvantages.   It must be noted that another effect would be that
         management may obtain a veto power over a merger, consolidation or acquisition regardless of whether the transaction is desired by or beneficial to a majority of the stockholders and would assist management in retaining their present positions. Another effect would be to give the holders of a minority of the shares a veto power regarding a merger, consolidation, or acquisition which the Board of Directors has not approved. Further, the Supermajority Vote Requirement Provision may have the practical effect of providing management of NCBE with the ability to veto certain merger or consolidation transactions, based solely on the difficulty in obtaining eighty percent (80%) share representation at the stockholder meeting called to vote upon the proposed merger or consolidation. For the 1994, 1993 and 1992 annual meetings of NCBE 77.37%, 70.41%, and
         73.09%, of the outstanding shares were represented in person or by proxy at the respective annual meetings. Based upon the exchange rate applicable to the Merger, assuming average of the maximum and minimum NCBE shares issuable in the Merger, had the transaction been consummated at December 31, 1994, the executive officers and directors of NCBE and United as a group, would have the power to vote approximately 10.79% of the outstanding shares of NCBE on a pro forma basis.

                           Classified Board Provision

         NCBE currently has in operation, a rotating election system for electing its Board of Directors. All of the Directors of United are similarly elected by their stockholders to serve three-year terms. NCBE directors are elected to a designated class and shall serve until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified. Each of the three (3) classes has a three (3) year term.

         Advantages.      The rotating system for Directors is applicable to
         every election of NCBE directors rather than only to an election involving an attempt to take over NCBE. As a result of this rotating election provision for Directors, acquisition of control of NCBE's Board of Directors will take two years, since only one-third of NCBE's Board is elected each year to a three-year term.

         Disadvantages.   As a result of the rotating board system, it will be
         more difficult for stockholders to change the majority of directors, even when the reason for the change may be the performance of the present directors.





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


                               Authorized Shares

The availability of authorized and unissued shares for future issuance by NCBE may be deemed to have an antitakeover effect. As of the date of this Proxy Statement-Prospectus, NCBE had 10,000,000 authorized shares available for future issuance. NCBE's Articles of Incorporation and Bylaws currently contain no other provisions that were intended to be or could fairly be considered as antitakeover in nature or effect. The authorized and unissued shares are available for issuance free of stockholders' preemptive rights and thereby could be issued into "friendly hands" to dilute the ownership of an individual or corporation that has acquired shares of NCBE and intends to conduct an acquisition of NCBE that is deemed to be undesirable by the Board of Directors of NCBE. These provisions are not the result of management's knowledge of any effort to obtain control of NCBE by any means. Further, the Board of Directors has no intention to amend the Articles of Incorporation or Bylaws to add any additional antitakeover provisions.

                             INFORMATION ABOUT NCBE

GENERAL

         NCBE, through its affiliates, operates offices in Vanderburgh, Warrick, Gibson, Spencer, Lawrence, Pike, and Daviess Counties in Indiana, Webster and Union Counties in Kentucky, and White County in Illinois. NCBE is a multi-bank holding company which, as of the date hereof, owned all the outstanding common stock of The National City Bank of Evansville, Evansville, Indiana ("National City Bank"); The Peoples National Bank of Grayville, Grayville, Illinois ("Grayville"); The Farmers and Merchants Bank, Fort Branch, Indiana ("Farmers"); First Kentucky Bank, Sturgis, Kentucky ("First"); Lincolnland Bank, Dale, Indiana ("Lincolnland"); The State Bank of Washington, Washington, Indiana ("Washington"); The Spurgeon State Bank, Spurgeon, Indiana ("Spurgeon"); Pike County Bank, Petersburg, Indiana ("Pike County"); and The Bank of Mitchell, Mitchell, Indiana ("Mitchell") (hereinafter sometimes referred to collectively as the "NCBE Banks"). In addition NCBE operates a non-banking subsidiary engaged in leasing activities, NCBE Leasing Corp. National City Bank operates nine (9) branches in Indiana, First Kentucky Bank, (hereinafter referred to as "First") operates a main office and branches in Sturgis, Morganfield and Poole, Kentucky. Lincolnland Bank operates four (4) branches in Spencer County, Indiana. Mitchell operates a main office and a branch in Mitchell and Bedford, Indiana. Spurgeon operates a branch in Arthur, Indiana. Washington operates a branch in Odon, Indiana. The remaining NCBE Banks operate a main office location and no branch locations. At March 31, 1995, NCBE and its subsidiaries had consolidated total assets of approximately $724 million, consolidated total deposits of approximately $608 million and consolidated total equity of approximately $89 million.

         NCBE, through its banking affiliates offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. Services include commercial, real estate and personal loans, checking, savings and time deposits and other customer services such as safe deposit facilities. NCBE does not have any foreign operations, assets or investments.

         NCBE's lead bank, National City Bank was chartered as a national banking association in 1922 under the name, The National City Bank of Evansville. National City Bank is regulated by the Office of the Comptroller of the Currency ("OCC") and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law and, as a subsidiary of NCBE, is regulated by the Federal Reserve Board. Each of NCBE's other banking affiliates is also subject to supervision and regulation by the Federal Reserve Board as well as being subject to supervision and regulation, either by its state regulatory agency responsible for state chartered banks or by the Office of the Comptroller of the Currency for national banks. Farmers, First, Lincolnland, Washington, Spurgeon, Pike County, and Mitchell are additionally subject to supervision and regulation by the Federal Deposit Insurance Corporation ("FDIC") as state nonmember banks.

         THIS PROXY STATEMENT-PROSPECTUS, AS MAILED TO STOCKHOLDERS OF UNITED IS ACCOMPANIED BY NCBE'S ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1994 (THE "NCBE 1994 ANNUAL REPORT"). ADDITIONAL INFORMATION CONCERNING NCBE IS CONTAINED IN DOCUMENTS INCORPORATED IN THIS PROXY STATEMENT BY





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

REFERENCE. THESE DOCUMENTS, INCLUDING THE NCBE 1994 ANNUAL REPORT, ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO HAROLD A. MANN, NATIONAL CITY BANCSHARES, INC., 227 MAIN STREET, P.O. BOX 868, EVANSVILLE, IN 47705-0868. IN ORDER TO ASSURE TIMELY DELIVERY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY _____________, 1995.

COMPETITION

         The commercial banking and trust business in the market areas served by the NCBE Banks is very competitive. NCBE and the NCBE Banks are all in competition with commercial banks located in their own service areas. Some competitors of NCBE and its banks are substantially larger than any one of the NCBE Banks. In addition to local bank competition, the NCBE Banks compete with larger commercial banks located in metropolitan areas, savings banks, savings and loan associations, credit unions, finance companies and other financial institutions for loans and deposits.

CERTAIN REGULATORY CONSIDERATIONS

         The following is a summary of certain statutes and regulations affecting NCBE and its subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

NCBE

         NCBE is a registered bank holding company under the Bank Holding Company Act as amended, ("BHC Act") and as such is subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board quarterly reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve Board.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company. Bank holding companies are also prohibited from acquiring shares of any bank located outside the state in which the operations of the bank holding company's banking subsidiaries are principally conducted unless such an acquisition is specifically authorized by a statute of the state in which the bank whose shares are to be acquired is located. However, the BHC Act does not place territorial restrictions on the activities of nonbank subsidiaries of a bank holding company.

         In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as over concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

         Bank holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

         In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

NCBE Subsidiaries

         NCBE operates two national banks, including National City Bank and Grayville. As national banks these banks are supervised and regulated by the OCC, and subject to laws and regulations applicable to national banks.

         In addition to its national bank subsidiaries, NCBE operates six (6) Indiana state chartered banks (Farmers, Lincolnland, Washington, Spurgeon, Pike and Mitchell) and a Kentucky state chartered bank (First). As state banks, they are supervised and regulated by their state banking supervisor and the FDIC as their primary federal banking regulatory agency.


Capital

         The Federal Reserve Board, OCC, and FDIC require banks and holding companies to maintain minimum capital ratios.

         The Federal Reserve Board has adopted final "risk-adjusted" capital guidelines for bank holding companies. The new guidelines became fully implemented as of December 31, 1992. The OCC and FDIC have adopted substantially similar risk-based capital guidelines. These ratios involve a mathematical process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against NCBE's capital base. The rules set the minimum guidelines for the ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) at 8%. At least half of the total capital is to be composed of common equity, retained earnings, and a limited amount of perpetual preferred stock less certain goodwill items ("Tier 1 Capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, or a limited amount of loan loss reserves. At December 31, NCBE's consolidated risk-adjusted Tier 1 Capital and total capital, as defined by the regulatory agencies based on the fully phased in 1992 guidelines, were 17.1% and 17.8% of risk-weighted assets, respectively, well above the 4% and 8% minimum standards mandated by the regulatory agencies.

         In addition, the federal banking regulatory agencies have adopted leverage capital guidelines for banks and bank holding companies. Under these guidelines, banks and bank holding companies must maintain a minimum ratio of three percent (3%) Tier 1 Capital (as defined for purposes of the year-end 1992 risk-based capital guidelines) to total assets. The Federal Reserve Board has indicated, however, that banking organizations that are experiencing or anticipating significant growth, are expected to maintain capital ratios well in excess of the minimum levels. As of December 31, NCBE's core leverage ratio was 11.8%, well above the regulatory minimum.

         Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect NCBE and the NCBE Banks, including their ability to pay dividends.

Additional Regulation

         NCBE Banks are also subject to federal regulation as to such matters as required reserves, limitation as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of their own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, the activities and operations of NCBE Banks are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

         The ability of NCBE to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by the NCBE Banks. Generally, NCBE Banks may not declare a dividend, without the approval of the appropriate federal and state regulatory agencies, if the total of dividends declared by such subsidiary bank in a calendar year exceeds the total of its net profits for that year combined with its retained profits of the preceding two years.

Government Policies and Legislation

         The policies of regulatory authorities, including the OCC, Federal Reserve Board, FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

         The United States Congress has periodically considered and adopted legislation which has resulted in further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of NCBE or the NCBE Banks.

         In addition to the relaxation or elimination of geographic restrictions on banks and bank holding companies, a number of regulatory and legislative initiatives have the potential for eliminating many of the product line barriers presently separating the services offered by commercial banks from those offered by nonbanking institutions. For example, Congress recently has considered legislation which would expand the scope of permissible business activities for bank holding companies (and in some cases banks) to include securities underwriting, insurance services and various real estate related activities as well as allowing interstate branching.

Deposit Insurance

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted in 1991. Among other things, FDICIA, requires federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

         The Federal Reserve Board, the OCC and the FDIC have adopted regulations to implement the prompt corrective action provisions of FDICIA, effective December 19, 1992. Among other things, the regulations define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier 1 risk-based capital ratio (Tier 1 Capital to risk-weighted assets) of 6% or greater, and a Tier 1 leverage capital ratio (Tier 1 Capital to total assets) of 5% or greater, and is not subject to a regulatory order, agreement or directive to
meet and maintain a specific capital level for any capital measure.   An
institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital of 4% or greater, and (generally) a Tier 1 leverage capital ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan.
If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on their subordinated debt.

         NCBE and each of the NCBE Banks currently exceed the regulatory definition of a "well capitalized" financial institution.

         As an FDIC-insured institution, each of the NCBE Banks is required to pay deposit insurance premium assessments to the FDIC. Pursuant to FDICIA, the FDIC adopted a transitional risk-based assessment system, effective January 1, 1993, under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, ranging from .23% to .31% of deposits, based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semiannual assessment period.

         On June 17, 1993, the FDIC issued regulations establishing a permanent risk-based assessment system. These regulations took effect October 1, 1993, and were first used to determine assessments for the assessment period commencing January 1, 1994. Although the FDIC previously requested comments on whether the range of risk-based premiums should be expanded so that institutions posing the least risk to the deposit insurance funds would pay less than .23% of deposits and institutions posing the highest risk would pay more than .31% of deposits, the FDIC did not change the premium range and the permanent risk-based assessment system adopted by the FDIC is substantially the same as the transitional system. During 1994, the NCBE Banks were assessed at the rate of .23% of deposits under the transitional assessment system.

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management of NCBE is not aware of any activity or condition that could result in termination of the deposit insurance of the NCBE Banks.

Recent Legislation

         On September 29, 1994, the Reigle/Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was signed into law. This Interstate Act effectively permits nationwide banking. The Interstate Act provides that one year after enactment, adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that currently bar acquisitions by out-of-state institutions, subject to deposit concentration limits. The deposit concentration limits provide that regulatory approval by the Federal Reserve Board may not be granted for a proposed interstate acquisition if after the acquisition, the acquiror on a consolidated basis would control more than 10% of the total deposits nationwide or would control more than 30% of deposits in the state where the acquiring institution is located. The deposit concentration state limit does not apply for initial acquisitions in a state and in every case, may be waived by the state regulatory authority. Interstate acquisitions are subject to compliance with the Community Reinvestment Act ("CRA"). States are permitted to impose age requirements not to exceed five years on target banks for interstate acquisitions. States are not allowed to opt-out of interstate banking.

         Branching between states may be accomplished either by merging separate banks located in different states into one legal entity, or by establishing de novo branches in another state. Consolidation of banks is not permitted until June 1, 1997, provided that the state has not passed legislation "opting-out" of interstate branching. If a state opts-out prior to June 1, 1997, then banks located in that state may not participate in interstate branching. A state may opt-in to interstate branching by bank consolidation or by de novo branching by passing appropriate legislation earlier than June 1, 1997. Interstate branching is also subject to a 30% statewide deposit concentration limit on a consolidated basis, and a 10% nationwide deposit concentration limit. The laws of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches shall apply to the interstate branches.

         De novo branching by an out-of-state bank is not permitted unless the host state expressly permits de novo branching by banks from out-of-state. The establishment of an initial de novo branch in a state is subject to the same conditions as apply to initial acquisition of a bank in the host state other than the deposit concentration limits.

         Effective one year after enactment, the Interstate Act permits bank subsidiaries of a bank holding company to act as agents for affiliated depository institutions in receiving deposits, renewing time deposits, closing loans, servicing loans and receiving payments on loans and other obligations. A bank acting as agent for an affiliate shall not be considered a branch of the affiliate. Any agency relationship between affiliates must be on terms that are consistent with safe and sound banking practices. The authority for an agency relationship for receiving deposits includes the taking of deposits for an existing account but is not meant to include the opening or origination of new deposit accounts. Subject to certain conditions, insured savings associations which were affiliated with banks as of June 1, 1994, may act as agents for such banks. An affiliate bank or savings association may not conduct any activity as an agent which such institution is prohibited from conducting as principal. If an interstate bank decides to close a branch located in a low or moderate-income area, it must comply with additional branch closing notice requirements. The appropriate regulatory agency is authorized to consult with community organizations to explore options to maintain banking services in the affected community where the branch is to be closed.

         To ensure that interstate branching does not result in taking deposits without regard to a community's credit needs, the regulatory agencies are directed to implement regulations prohibiting interstate branches from being used as "deposit production offices." The regulations to implement its provisions are due by June 1, 1997. The regulations must include a provision to the effect that if loans made by an interstate branch are less than fifty percent of the average of all depository institutions in the state, then the regulator must review the loan portfolio of the branch. If the regulator determines that the branch is not meeting the credit needs of the community, it has the authority to close the branch and to prohibit the bank from opening new branches in that state.

         When the interstate banking provisions become effective in one year, NCBE will have enhanced opportunities to acquire banks in any state subject to approval by the appropriate federal and state regulatory agencies. When the interstate branching provisions become effective in June 1997, NCBE will have the opportunity to consolidate its affiliate banks to create one legal entity with branches in more than one state should management decide to do so, or to establish branches in different states, subject to any state opt-out provisions. The agency authority permitting NCBE affiliate banks to act as agents for each other in accepting deposits or servicing loans should make it more convenient for customers of one NCBE bank to transact their banking business at an NCBE affiliate in another state provided that operations are in place to facilitate these out of state transactions.

         On November 18, 1993, the FDIC, together with the Federal Reserve, the OCC and the Office of Thrift Supervision (the "OTS"), published for comment proposed rules implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The proposal would establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the standards set forth in the proposal consist of the goals to be achieved in each area, and each institution would be responsible for establishing its own procedures to achieve those goals. Additionally, the proposal would establish a maximum permissible ratio of classified assets to capital and a minimum required earnings ratio. If an institution failed to comply with any of the standards set forth in the proposal, the institution would be required to submit to its primary federal regulator a plan for achieving and maintaining compliance. Failure to submit an acceptable plan, or failure to comply with a plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. Based upon a review of the proposal, management of the Bank believes that the proposal, if adopted in substantially the form proposed, will not have a material adverse effect on the Bank

Proposed Legislation

         Pursuant to FDICIA, on September 14, 1993, the FDIC, together with the Federal Reserve and the Office of the Comptroller of the Currency (the "OCC"), issued a joint proposal to amend their risk-based capital standards to take into account interest rate risk ("IRR") exposure. The proposed rule would generally require banks to quantify their level of IRR exposure using a measurement system developed by the regulators that weights a bank's assets, liabilities and off-balance sheet positions by risk factors designed to reflect the approximate change in each instrument's value that would result from specified changes in interest rates (a 200 basis point increase and decline in rates under the proposal). Any bank with a level of IRR exposure in excess of a specified threshold (1% of total assets under the proposal) would be required to maintain additional capital against its IRR exposure. Although it is not presently possible to predict whether, or in what form, the proposal will be adopted, assuming IRR capital rules were to be adopted in substantially the form proposed, management of the Bank does not anticipate that such rules would have a material adverse effect on the Bank's ability to maintain compliance with applicable capital requirements.

         On December 21, 1993, the FDIC, together with the Federal Reserve, the OCC and the OTS issued proposed new regulations under the Community Reinvestment Act ("CRA"). Under the proposal, an institution's performance in meeting the credit needs of its entire community, including low and moderate income areas, as required by the CRA, would generally be evaluated under three tests: the "lending test," which would consider the extent to which the institution makes loans in the low and moderateincome areas of its market; the "service test," which would consider the extent to which the institution makes branches accessible to low and moderate income areas of its market and provides other services that promote credit availability; and the "investment test," which would consider the extent to which the institution invests in community and economic development activities. Based upon a review of the proposal, management of the Bank does not anticipate that the proposal, if adopted substantially as proposed, would adversely affect the Bank.

         In addition to the above, there have been proposed a number of legislative and regulatory proposals designed to strengthen the federal deposit insurance system and to improve the overall financial stability of the U.S. banking system. It is impossible to predict whether or in what form these proposals may be adopted in the future, and if adopted, what their effect would be on NCBE.

PRINCIPAL HOLDER OF NCBE COMMON STOCK

         The following table sets forth information concerning the number of shares of NCBE Common Stock held as of February 28, 1995, by each stockholder who is known to NCBE management to have been the beneficial owners of more than five percent of the outstanding shares of NCBE Common Stock as of that date:

Name and Address of                        Shares Beneficially                         Percent
Beneficial Owner(1)                              Owned(2)                            of Class(3)
- --------------------                       ----------------------                    -----------
Mr. Edgar Mulzer                                 219,338                               6.00%
401 10th Street
Tell City, IN  47586

                            INFORMATION ABOUT UNITED

GENERAL

         United is a Delaware general business corporation and a registered thrift holding company with its main office located in Vincennes, Indiana. United Bank is a federal savings bank and a wholly owned subsidiary of United. United Bank operates its main office at 619 Main Street, Vincennes, Indiana, a single branch office located at 1390 West Broadway, Princeton, Indiana and a mortgage loan origination office at 4847 East Virginia, Suite D, Evansville, Indiana.

         The principal business of United Bank consists of attracting retail deposits from the general public and investing those funds primarily in one to four family residential mortgage loans, consumer loans, and, to a lesser extent, commercial real estate, construction and commercial business loans primarily in its market area. United Bank also purchases mortgage-backed securities and loan participations, and invests in U.S. Government and agency obligations and other permissible investments.

         United Bank's revenues are derived primarily from interest on mortgage loans, mortgage-backed securities, investments and consumer loans, gains on sales of mortgage loans, income from service charges and loan originations, loan servicing fee income and income from the sale of mutual funds, insurance products, annuities and discount brokerage services through its service corporation subsidiary.

PROPERTIES

         United owns no real or personal property of a material nature other than its main office, branch location, the furniture, fixtures and equipment used in its banking business and certain real property located at 102 N. 3rd Street, Vincennes, Indiana, which loaction was formerly a branch office of United Bank. The main office of United is located at 619 Main Street, Vincennes, Indiana and its branch office is located at Princeton, Indiana. United owns the land and buildings on which its main office and branch office are located, free and clear of any major encumbrances.

LITIGATION

         There is no pending litigation of a material nature in which United is a party or to which any of its property is subject. Further, there is no material legal proceeding in which any director, executive officer, principal stockholder or affiliate of United, or any associate of any such director, executive officer, principal stockholder or affiliate, is a party or has a material interest adverse to United. None of the ordinary routine litigation in which United is involved is expected to have a material adverse effect on the financial condition, results of operations or business of United.

VOTING, PRINCIPAL STOCKHOLDERS AND MANAGEMENT INFORMATION

         Holders of record of United Common Stock at the close of business on ____________1995, will be entitled to vote at the special meeting of stockholders on ________, and any adjournment of that meeting. As of ______, there were 459,361 shares of United Common Stock issued and outstanding. Each share of United Common Stock is entitled to one vote on each matter presented for stockholder action.

         The following table sets forth information concerning the number of shares of United Common Stock held as of _________, by each stockholder who is known to United management to have been the beneficial owners of more than five percent of the outstanding shares of United Common Stock as of that date:

                                                                                         Shares Beneficially
                                                                                              owned at                  Percent
                                          Beneficial Owners                                 May __, 1995                of Class
                                          -----------------                                 ------------                --------
                 SoGen International Fund, Inc.                                               25,000(3)                  5.60%
                 Societe Generale Touche Remnant Corporation
                 50 Rockefeller Plaza
                 New York, New York  10020




         (1) As reported by First Save Associates, L.P. ("First Save"), Second First Save Associates, L.P. ("Second First Save") and First Manhattan Co. in a statement dated September 10, 1992 on Schedule 13D under the Securities Exchange Act of 1934. First Save reported sole voting and investment power as to 25,000 shares. Second First Save reported sole voting and investment power as to 16,500 shares. First Manhattan Co., the General Partner of First Save and Second First Save, was a party to the Schedule 13D but did not report the ownership of any shares.

         (2) As reported by John Hancock Mutual Life Insurance Company ("JHMLICO"), John Hancock Subsidiaries, Inc. ("JHSI"), The Berkley Financial Group, John Hancock Advisors, Inc. ("JHA") and John Hancock Freedom Regional Bank Fund ("FRB") in a statement dated February 3, 1994 on Schedule 13G under the Securities Exchange Act of 1934. JHA is the investment advisor to FRB and, as such, reported sole voting and dispositive power as to all of the shares owned by FRB. The principal business offices of JHMLICO and JHSI are located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117.

         (3) As reported by SoGen International Funds, Inc. ("SoGen") and its investment advisor, Societe Generale Touche Remnant Corporation ("Societe") in a statement dated February 12, 1993 on Schedule 13G under the Securities Exchange Act of 1934. SoGen and Societe reported shared voting and investment power as to all of the shares owned by them.

         The following table shows certain information concerning the number of shares of United Common Stock held as of __________, by each director of United and by all of United's directors and executive officers as a group:

                                                                                              Shares of
                                                                                            Common Stock
                                                                                        Beneficially owned at           Percent
                                                 Name                                      May __, 1995(1)              of Class
                                                 ----                                      ---------------              --------
                 John H. Harrison                                                                 3,479                  0.76%

                 Ralph J. Jacqmain, M.D.                                                         12,504                  2.72

                 Robert E. Vincent                                                                7,729                  1.68

                 Janice L. Beesley                                                               18,365                  4.00

                 George D. Gardner                                                                7,504                  1.63

                 John H. Bobe                                                                    12,479                  2.72

                 Horace A. Foncannon, Jr.                                                         5,768                  1.26

                 Joseph M. Vieck                                                                  7,479                  1.63

                 All officers and directors (14 persons) as a group                           90,470(2)                 19.69%


         (1) Includes shares held directly, as well as shares subject to options granted and vested under the Stock Option Plan, shares allocated and votable under the Company's Management and Recognition and Retention Plan ("MRP") and shares held by family members, with respect to which shares the listed individuals or group members may be deemed to have sole voting and investment powers.

         (2) This amount includes shares held directly as well 2,070 votable shares which have been allocated to individual officer accounts but which have not vested pursuant to the MRP, and shares held in retirement accounts, in a fiduciary capacity or by certain family members, with respect to which shares the respective directors and officers may be deemed to have sole voting and investment power.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Directors and executive officers of United and their associates are customers of and have had transactions with United from time to time in the ordinary course of business. Such transactions have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons and did not and will not involve more than the normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future.

COMPETITION

         The principal markets in which United competes is Knox and Gibson Counties, Indiana. For deposits and loans United competes with other banks, savings institutions, credit unions, finance companies, factoring companies, insurance companies, governmental agencies and other financial institutions.

EMPLOYEES

         At March 31, 1995, United had 47 full time equivalent employees. United is not a party to any collective bargaining agreement and employee relations are considered to be excellent by United management.

UNITED'S FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          United Common Stock is registered under the provisions of section 12g of the Exchange Act. As such United files reports containing financial and other information with the Commission. Annually, United files an Annual Report on Form 10-KSB and quarterly United files a Quarterly Report on Form 10-QSB with the Commission containing certain required financial statements and other financial information as well as a discussion regarding such information prepared by management. Contained in this Proxy Statement-Prospectus beginning at page F-1 is United's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1994 and Quarterly Report on Form 10-QSB as of and for the nine months ended March 31, 1995.

OTHER AVAILABLE INFORMATION

         In addition to the financial information referred to above, United files other information with the Commission as required by section 12g of the Exchange Act and the Rules of the Commission promulgated thereunder. Copies of any information filed by United with the Commission is available upon request by any stockholder made to Ms. Janice L. Beesley, President, United Financial Bancorp, Inc., 619 Main Street, Vincennes, Indiana 47591 (812) 882-9310, or may be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                                 LEGAL OPINIONS

         Certain legal matters in connection with the Merger will be passed upon for NCBE by Werner & Blank Co., L.P.A., Toledo, Ohio and Statham, Johnson and McCray, Evansville, Indiana and for United by Silver, Freedman & Taff, L.L.P., Washington, D.C.

                                    EXPERTS

         The consolidated financial statements of NCBE as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 incorporated in this Proxy Statement-Prospectus by reference from NCBE Annual Report on Form 10-K have been audited by McGladrey & Pullen, LLP or Gaither, Koewler, Rohlfer, Luckett & Co. (now known as Gaither Rutherford & Co., LLP "Gaither"), independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon reports of such firms given upon their authority as experts in accounting and auditing. Gaither was dismissed as NCBE's auditors on March 23, 1993.
The Board of Directors of NCBE engaged McGladrey & Pullen as NCBE's auditors as of such date. There were no disagreements between NCBE and its former accountants with regards to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

         The consolidated financial statements of United as of June 30, 1994 and 1993, and for each of the three years in the periods then ended, included in this Proxy Statement-Prospectus have been audited by Crowe, Chizek & Company independent auditors, as stated in their report which is contained herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS

         In order to be eligible for inclusion in NCBE's proxy materials for the NCBE 1996 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at the main office of NCBE, 227 Main Street, P.O. Box 868, Evansville, Indiana 47705-0868, no later than November 23, 1995. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended.

         United will hold a 1995 Annual Meeting of Stockholders only if the Merger is not consummated before the time of such meeting, which is presently expected to be held in October 1995. In such event, any stockholder who wishes to present a proposal for inclusion in the proxy materials for the 1995 Annual Meeting of Stockholders must comply with the rules and regulations of the SEC then in effect. As disclosed in United's proxy statement for its 1994 Annual Meeting of Stockholders, any such proposal must have been received by United not later than May 19, 1995.

                              TABLE OF CONTENTS




                                   [PHOTO]



                      Highlights.......................  1
                      People...........................  7
                      Discussion....................... 11
                      Independent Auditor's Report..... 25







                                   MCMXCIV
                                _____________

                                ANNUAL REPORT                    F-1

                              CHAIRMAN'S LETTER

At our two-year anniversary as a public company, we reviewed the journey we have taken over the last five years, and the milestones along the way. Our decision to change the form of ownership of this lending institution and create a holding company came after painstaking efforts to prepare the business for our new owners.

Then came record levels of mortgage refinances, new mortgage banking activity, the expansion of mortgage markets, and the acquisition of an insurance agency to enlarge subsidiary markets. We completed a stock repurchase plan, and continued to pay dividends in each of the fiscal quarters.

We are proud of this company's condition -- how we have carefully shaped it and managed it before, during and now in the aftermath of delivering this company and its results to its shareholders. The financial services industry requires flexibility and vision to navigate efficiently and effectively. It is our earnest endeavor to carefully steer that course to preserve the condition of your company, and to provide an acceptable return on your investment.



                                        Sincerely,

                                        Horace A. Foncannon, Jr.

                                        Horace A. Foncannon, Jr.
                                        Chairman of the Board


                                  HIGHLIGHTS
                                  __________

                                       2                          F-2

                              PRESIDENT'S LETTER

It is our pleasure to provide you United Financial Bancorp's second annual report. Our efforts this year resulted in net income of $740,000 or $1.65 per share. A required change in the method of accounting for income taxes resulted in an $80,000 ($.18 per share) positive adjustment to income. Although a decline from last year, 1994's earnings were at their second highest level in five years.

The Company's most significant accomplishments this year were the expansion of our mortgage origination operations to the Evansville, Indiana market, an integral part of our strategic plan to geographically broaden our lending reach; and the acquisition of the Rose Insurance Agency in Princeton, Indiana in March, 1994, supporting our growth objectives for the Bank's financial services subsidiary, UniFed Inc. These carefully planned expansions were essential reinvestments that are intended to improve the future earnings potential of the Bancorp.

The most significant challenge facing the Bancorp during 1994 arose from the changing interest rate environment, and resulted in a revision of certain asset/liability management strategies. Gains realized on the sale of long-term fixed rate mortgage loans, particularly during the first half of the year, positively affected non-interest income. However, the continued mortgage loan refinancing activity resulted in lower yields on the Bank's mortgage loan portfolio and a modest decline in average loans outstanding. In response to the rising interest rate conditions that developed in the latter half of the year, management elected to retain certain longer

                                                                     (continued)


                                  HIGHLIGHTS
                                  __________

                                       3                                    F-3

                              PRESIDENT'S LETTER

term fixed rate mortgage loans in its portfolio. Management believes this decision will result not only in improved yields from the Bank's loan portfolio, but in an increase in average loans as well, which should result in higher levels of interest income in the future.

United Financial Bancorp stock began the year selling at $16.50 per share and closed at $19.25 per share on June 30, 1994, a notable increase for only our second year as a public company. In December, 1993, United Financial Bancorp completed a stock repurchase program which resulted in an increase in the equity per share of outstanding stock. Additionally, United Financial Bancorp paid its sixth consecutive quarterly dividend to our shareholders, and a seventh was declared after the end of the fiscal year. The repurchase program, coupled with the dividend payments, illustrates our continued efforts to support and enhance the value of United Financial Bancorp stock for our shareholders.

In looking forward, low interest rate strategies have now given way to rising interest rate strategies as we focus on increasing our net interest margin to enhance earnings while closely monitoring the Bank's interest rate risk and credit risk positions. Paralleling these efforts is the increased attention given to expense control as another means of improving earnings. The announcement of the consolidation of our operations in Vincennes during the second quarter of fiscal 1995, confirms our intention to improve efficiencies without sacrificing quality service to our customers.

                                                                   (continued)


                                  HIGHLIGHTS
                                  __________

                                       4                        F-4

                              PRESIDENT'S LETTER

Strategies focusing on the non-interest sensitive sectors of our business gained heightened attention and resources during fiscal 1994, and we plan to continue these efforts during 1995. We believe that supportive financial services such as insurance and investments will be an integral part of banking in the future.

Management has embraced the challenges of a changing banking culture and stands ready with the velopmental resources to enhance our product offerings to compete effectively in a more diversified banking environment.

Our priorities have not changed. We continue to focus on delivering efficient and personal services to our customers, while enhancing the value of our company to our shareholders. Customer and shareholder satisfaction are our most fundamental objectives.

We thank you for your continued support of United Financial Bancorp.

                                        Sincerely,

                                        Janice L. Beesley

                                        Janice L. Beesley
                                        President & CEO




                                  HIGHLIGHTS
                                  __________

                                       5                               F-5

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION

                         For the years ended June 30


SELECTED FINANCIAL CONDITION DATA:                               1990         1991        1992      1993       1994
                                                                               (DOLLARS IN THOUSANDS)
Total assets ...............................................  $ 119,932   $ 116,715   $ 112,113  $ 116,498  $ 112,846
Loans receivable and loans held for sale, net ..............     78,698      78,047      68,380     59,358     62,688
Mortgage-backed securities .................................      6,666       7,140      12,252     15,382      9,930
Investment securities ......................................     12,456      12,714       9,924     14,677     17,655
Deposits ...................................................    107,830     105,554      99,756     97,368     93,641
Total borrowings............................................      5,109       3,974       4,859      6,613      6,514
Shareholders' equity .......................................      6,013       6,260       6,675     11,614     11,827
Book value per share (in dollars) ..........................  $     N/A   $     N/A   $     N/A  $   25.25  $   26.89

SELECTED OPERATIONS DATA:                                        1990         1991        1992      1993       1994
                                                                               (DOLLARS IN THOUSANDS)
Total interest income ......................................  $  11,536   $  11,121   $   9,842  $   8,393  $   7,436
Total interest expense .....................................      9,078       8,379       6,807      5,255      4,540
                                                              ---------   ---------   ---------  ---------  ---------
Net interest income ........................................      2,458       2,742       3,035      3,138      2,896
Provision for loan losses ..................................         68         265         135         39         39
                                                              ---------   ---------   ---------  ---------  ---------
Net interest income after provision for loan losses ........      2,390       2,477       2,900      3,099      2,857
Service charges and fees ...................................         70          84         128        114        135
Gain (loss) on sale of investments .........................         29          52          51         15          -
Other non-interest income ..................................        309         265         311        574        669
                                                              ---------   ---------   ---------  ---------  ---------
Total non-interest income ..................................        408         401         490        703        804
Total non-interest expense .................................      2,324       2,397       2,541      2,492      2,556
                                                              ---------   ---------   ---------  ---------  ---------
Income before income taxes and cumulative effect
  of change in accounting method ...........................        474         481         849      1,310      1,105
Income tax expense .........................................        164         234         433        464        445
                                                              ---------   ---------   ---------  ---------  ---------
Income before cumulative effect of accounting change .......        310         247         416        846        660
Cumulative effect of accounting change .....................          -           -           -          -         80
                                                              ---------   ---------   ---------  ---------  ---------
Net income .................................................  $     310   $     247   $     416  $     846  $     740
                                                              =========   =========   =========  =========  =========
Earnings per common share ..................................
Income before effect of accounting change ..................        N/A         N/A         N/A  $    1.84  $    1.47
Effect of accounting change ................................          -           -           -          -       0.18
                                                              ---------   ---------   ---------  ---------  ---------
Net income .................................................        N/A         N/A         N/A  $    1.84  $    1.65
                                                              =========   =========   =========  =========  =========
OTHER DATA:                                                      1990         1991        1992      1993       1994
                                                                               (DOLLARS IN THOUSANDS)
Return on average assets ...................................     0.26%        0.21%       0.36%      0.74%     0.64%
Return on average equity ...................................     5.28         4.09        6.46       8.21      6.29
Average equity-to-assets ratio .............................     4.84         5.07        5.60       8.87     10.21
Interest rate spread information:
  Average during period ....................................     1.99         2.22        2.54       2.39      2.20
Net interest margin (1) ....................................     2.12         2.40        2.74       2.77      2.58
Average interest-earning assets to average
  interest-bearing liabilities .............................   101.66       102.48      103.18     108.21    109.51
Non-performing assets to total assets at
  end of period (2) ........................................     1.35         0.71        0.50       0.21      0.17
Net charge-offs to average total loans .....................     0.08         0.10        0.05       0.14      0.07
Allowance for loan losses to total loans, net ..............     0.20         0.44        0.64       0.65      0.61
Average interest-earning assets to average total assets ....    95.65        96.09       96.49      97.53     97.40
Non-interest expense to average assets .....................     1.92         2.01        2.22       2.15      2.22
Number of full service offices .............................     3            3           3          3         3


(1) Net income divided by average interest-earning assets.
(2) Non-performing assets, as presented above, include non-accrual loans, loans contractually past due more than ninety days and real estate owned.


                                  HIGHLIGHTS
                                  __________

                                       6                             F-6

                                    PEOPLE

                              BOARD OF DIRECTORS
                        UNITED FINANCIAL BANCORP, INC.

                                    [PHOTO]

                               RALPH J. JACQMAIN
                                M.D., Physician

                               GEORGE D. GARDNER
                    President of Dexter Gardner & Son, Inc.

                                 JOHN H. BOBE
                         President of McCormick, Inc.

                               JANICE L. BEESLEY
                                President & CEO

                                JOSEPH M. VIECK
                     President of Chris Vieck Farms, Inc.

                               JOHN H. HARRRISON
                    President of Harrison Associates, Inc.

                               ROBERT E. VINCENT
                        Secretary of I-V Coaches, Inc.

                            HORACE A. FONCANNON, JR.
                             Chairman of the Board


                                    PEOPLE
                                  __________

                                       8                            F-8

                              DIRECTORS EMERTIUS
                         UNITED FEDERAL SAVINGS BANK

                                   [PHOTO]


                               WALTER L. MADDEN
                   Retired President of E. Bierhaus & Sons

                             GERALD J. MINDERMAN
                              Retired Postmaster

                                M. JUNE CURRY
                         Retired Officer of the Bank
                                [not pictured]

                               ALBERT ROSENBERG
                             President of Alberts
                                [not pictured]




                                    PEOPLE
                                  __________

                                       9                                 F-9

                              EXECUTIVE OFFICERS
                         UNITED FEDERAL SAVINGS BANK


                                   [PHOTO]


                                ANN M. DILLON
                                Vice President

                             WILLIAM TERRY ALLEN
                                  Controller

                              CATHERINE M. MYERS
                                Vice President

                               JAMES L. BEESLEY
                               President & CEO

                              PATRICK W. LENAHAN
                                Vice President
                            & Assistant Secretary

                              G. JEFFREY PALMER
                                Vice President
                            & Assistant Secretary



                                    PEOPLE
                                  __________

                                      10                           F-10

                                  DISCUSSION

                           MANAGEMENT'S DISCUSSION

                                   [PHOTO]


United Financial Bancorp, Inc. holding company for United Federal Savings Bank, recorded net income of $740,000 for the year ended June 30, 1994, a 12.5% decline from the same period in 1993 when net income was $846,000, but a 77.9% increase over the year ended June 30, 1992 when net income was $416,000. Earnings per share for the year ended June 30, 1994 were $1.65, compared to $1.84 for the year ended June 30, 1993. (Earnings per share were not applicable prior to the conversion to a stock form of organization in September, 1992.) Net income for 1994 included an $80,000 ($.18 per share) non-recurring benefit which resulted from the Company's adoption of a new method of accounting for income taxes, and net income for 1993 included a $35,000 tax refund attributable to a capital loss carryback related to the liquidation of another asset.

On December 21, 1993, United Financial Bancorp completed a stock repurchase program during which five percent (5%) of the Company's outstanding shares were purchased at a total cost of $463,000. The repurchased shares became treasury shares to be used primarily for the issuance of shares in connection with the exercise of stock options. At its completion, the repurchase program reduced the number of outstanding shares from 460,000 to 437,000.

In addition, United Financial Bancorp paid dividends of $.075 per share on July 30, 1993, October 29, 1993, January 28, 1994, and April 29, 1994. At June 30,
1994, United Financial Bancorp had paid six consecutive dividends, and a seventh was declared following the end of the fourth quarter payable on July 29, 1994.

Earnings for the year ended June 30, 1994 were impacted primarily by a reduction in net interest income. Through the first six months of the fiscal year, interest rates reached their lowest levels in 20 years. Deposits continued to reprice at lower levels, reducing the Bank's cost of funds. Concurrently, mortgage refinancing activity continued at a record pace. In accordance with the Bank's strategies for interest rate risk management, long term mortgage loans were sold in the secondary market, to minimize the future effects of a mortgage loan portfolio heavily concentrated in long term, low interest rate loans. The sale of long term mortgage loans resulted in lower interest income, but positively impacted other income as the Bank recognized increased revenues from the gains on loan sales.

During the second six months of the year ended June 30, 1994, mortgage interest rates climbed by as much as 30%, and refinancing activity declined significantly. Mortgage loan volume declined, but interest rates reached levels that resulted in management's careful review and revision of the Bank's strategy. The Bank continued to sell long term fixed rate mortgages in the secondary market, but determined that all adjustable mortgages, balloon mortgages and fixed rate mortgages with terms of 15



                                  DISCUSSION
                                  __________

                                      12                         F-12

                           MANAGEMENT'S DISCUSSION

years or less would be retained in the Bank's portfolio. Management's willingness to strategically reposition quickly in response to changing economic and interest rate conditions contributes to the Bank's overall ability to generate and improve earnings, as well as to compete effectively.

A continuation of the Bank's efforts to maintain low levels of non-performing loans resulted in substantially the same provision for loan losses for the year ended June 30, 1994 as in the prior year. Additionally, expenses incurred for real estate owned as the result of foreclosures were notably reduced for the year ended June 30, 1994 from the prior year.

The Bank's financial services subsidiary, UniFed, Inc., continued to positively impact the Bank's income during the year ended June 30, 1994. UniFed's annuities and securities divisions took advantage of an overall low interest rate environment, as alternative investments were more aggressively pursued by customers looking for higher returns. The property and casualty division experienced a decline in annual premium volume due to the withdrawal from its marketing area of one of its major insuring companies, but growth in the agency force in the last half of the fiscal year significantly increased new premium volume to somewhat offset the volume decline. Property and casualty premium volume growth is expected to continue as a result of the addition of experienced agency staff.

The Bank also moved to expand UniFed's geographic markets during the year by acquiring an insurance agency located in Gibson County in March, 1994. Agency development, in terms of personnel, product base, and market are the key elements of the Bank's plan to improve UniFed's contribution to net income.

As part of the ongoing effort to reduce operational expenses, the Bank announced on July 15, 1994 that the Third & Busseron Streets office in downtown Vincennes would be closed in mid-October, 1994, completing a long range plan of consolidation of operations in Vincennes. Concurrently, the Bank is expanding drive-through facilities at both the 7th & Main Streets office and the Princeton office to better accommodate customer traffic. The Bank continues to evaluate ways to provide more efficient service delivery.

United Financial Bancorp's assets at June 30, 1994 were $112,846,000, a decline of $3,652,000 from June 30, 1993. The decline in assets was due in large part to savings deposit outflow which occurred as a result of historically low interest rates, and the Bank's pricing strategies within this framework.

The Bank's tangible capital at June 30, 1994 was $10,682,000 or 9.56% of assets, substantially exceeding the federal requirement of 1.50%. Core capital at June 30, 1994 was also $10,682,000, or 9.56% of assets, exceeding the federal requirement of 3.00%. Risk-based capital was $11,056,000, or 20.38% of assets, more than twice the federal requirement of 8.00%.

As management develops strategies and tactics for the future, three primary objectives will be served: (1) improving net income, (2) improving net interest margin, and (3) the further development of the financial services subsidiary to produce future non-interest sensitive earnings. Additionally, the Bank will continue to emphasize the aggressive management of delinquent loans, maintaining low levels of non-performing loans.

The principal asset of United Financial Bancorp, Inc. is the outstanding stock of the Bank, its wholly owned subsidiary. The scope of the activities of United Financial Bancorp has heretofore consisted primarily of the activities of the Bank and its subsidiary, UniFed, Inc.




                                  DISCUSSION
                                  __________

                                      13                             F-13

                             NET INTEREST INCOME


Net interest income is the primary component of the Bancorp's net earnings. It is the result of the difference between the average yield earned on loans, mortgage-backed securities and investments, and the average rate paid on deposits and borrowings. It is further impacted by the relative amounts of these assets and liabilities.

Interest income declined by 11.4% to $7,436,000 for the year ended June 30, 1994, from $8,393,000 for the year ended June 30, 1993, and $9,842,000 for the year ended June 30, 1992. A major component of the decline was the repositioning of assets to maintain the necessary liquidity to fund record loan volume, resulting from mortgage purchase and refinance activity. Assets were placed in shorter-term, lower-yielding investments to provide for maximum flexibility and accessibility in responding to loan demand.

During the first three quarters of the year ended June 30, 1994, substantially all newly originated and refinanced fixed-rate mortgages with terms of ten years and longer were sold in the secondary market. The Bank's objective was to minimize the interest rate risk associated with long term loans held in the Bank's portfolio. The immediate earnings impact was the profit from the sale of mortgage loans, and the income generated by the reinvestment of the proceeds from those sales. The longer term impact is reflected in a reduction in the yield of the mortgage loan portfolio.

Additionally, the Bank's mortgage-backed securities portfolio also experienced the effect of increased mortgage refinancing activity. The Bank received $5,463,000 from mortgage-backed security paydowns during the year, resulting in a decline in interest income from mortgage-backed securities.

The Bank employed three primary strategies to offset the decline in interest income: (l) the managed growth of the consumer loan portfolio, (2) the managed growth of the commercial loan portfolio, and (3) the revision of the Bank's mortgage banking policy in the last fiscal quarter, to retain certain fixed-rate mortgage loans with terms up to 15 years.

Concentrated focus was given to identifying and securing consumer and commercial loan opportunities that met the Bank's income objectives while controlling credit risk. The result was an increase in the total consumer loan portfolio to $8.9 million at June 30, 1994, from $7.8 million at June 30, 1993, and $5.3 million at June 30, 1992. The commercial loan portfolio grew to $2.1 million from $400,000 at the same time last year. The Bank will continue its efforts to positively impact interest income through the carefully managed growth of the consumer and commercial loan portfolios.

In April, 1994, the Bank completed an extensive reevaluation of its interest rate risk management strategies with regard to the retention of mortgage loans in the Bank's loan portfolio. In light of the general rise in interest rate levels, the Bank determined that retaining in its loan portfolio all adjustable rate mortgages, balloon mortgages, and fixed-rate mortgages with terms of 15 years and less, would positively impact interest income, without impacting interest rate risk beyond acceptable limits. Previously, fixed rate loans with terms of 10 years and less were retained. During the year ended June 30, 1994, the Bank originated total mortgage loans of $47,958,000, of which $34,348,000 were sold in the secondary market. This compares with $30,968,000 originated in 1993, of which $22,234,000 were sold. At June 30, 1994, mortgage loans receivable were $49.5 million, up from June 30, 1993 when mortgage loans receivable were $49.3 million, but down from June 30, 1992 when mortgage loans receivable were $61.7 million. Growth in the portfolio in 1994 was concentrated in the last quarter of the fiscal year.

Interest expense for the year ended June 30,



                                  DISCUSSION
                                  __________

                                      14                              F-14

                              NET INTEREST INCOME

1994 declined from the same period last year as deposits matured and repriced at lower interest rates. The Bank's asset/liability management strategies produced a deposit pricing framework that maintained a competitive posture in the markets served, but the overall low interest rate environment continued to impact savings deposits, which declined during the year. Interest expense declined by 13.6% to $4,541,000 for the year ended June 30, 1994, from $5,255,000 for the year ended June 30, 1993, and $6,807,000 for the year ended June 30, 1992. Management anticipates that the Bank will not experience the same decline in interest expense in the future as has occurred over the past three years. Efforts to develop and improve deposit product offerings to attract and maintain sources of low cost funds, will serve to minimize the potential impact of rising interest rate trends.

The result of the factors influencing interest income and expense was a decline in net interest income of 7.7% to $2,896,000 for the year ended June 30, 1994, from $3,138,000 in 1993, and $3,035,000 in 1992. The Bancorp's net
interest margin, net interest income divided by average interest-earning assets, declined to 2.58% for the year ended June 30, 1994, from 2.77% for 1993, and 2.74% for 1992.

Although net interest income declined modestly during 1994, after a nominal increase between 1992 and 1993, management believes that the strategies of focusing lending efforts on higher yielding commercial and consumer loans, and also retaining mortgage loans with slightly longer terms, and consequently higher rates, will increase interest income in the future.

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. The table does not reflect any tax equivalent adjustments. Average balances for the year ended June 30, 1992 are monthly average balances. Average balances for the years ended June 30, 1993 and 1994 are daily average balances.

For the year ended June 30:

                                                               1992                                 1993
                                               ----------------------------------   ---------------------------------
                                                AVERAGE       INTEREST                AVERAGE      INTEREST
                                              OUTSTANDING     EARNED/     YIELD     OUTSTANDING    EARNED/    YIELD
                                                BALANCE        PAID        RATE       BALANCE       PAID      RATE
                                                                   (DOLLARS IN THOUSANDS)
Interest-Earning Assets:
  Loans receivable ..........................  $ 74,514     $ 7,411      9.95%     $ 64,057       $ 5,864      9.15%
  Mortgage-backed and related securities.....    10,101         797      7.89        14,692           986      6.71
  Certificates of deposit....................     8,164         504      6.17        10,739           463      4.31
  Investment and other securities
    Short term money market..................     7,278         317      4.36         9,008           262      2.91
    Taxable..................................    10,112         780      7.71        14,418           801      5.56
    Nontaxable...............................       497          33      6.64           327            17      5.20
                                               --------     -------     -----      --------       -------     ------
  Total interest-earning assets..............   110,666       9,842      8.89       113,241         8,393      7.41
                                               --------     -------     -----      --------       -------     ------
Interest-Bearing Liabilities:
  Savings deposits...........................    20,032         890      4.44        23,139           715      3.09
  Time deposits..............................    82,200       5,598      6.81        76,209         4,205      5.52
  FHLB advances..............................     1,905         151      7.93         3,000           237      7.90
  Repurchase agreements & other borrowings...     3,117         168      5.39         2,301            98      4.26
                                               --------     -------     -----      --------       -------     ------
    Total interest-bearing liabilities.......   107,254       6,807      6.35       104,649         5,255      5.02
                                               --------     -------     -----      --------       -------     ------
Net interest income; interest rate spread....               $ 3,035      2.54%                    $ 3,138      2.39%
                                                            =======     =====                     =======     ======
Net earning assets/net yield on average
interest-earning assets......................  $  3,412                  2.74%     $  8,592                    2.77%
                                               ========                 =====      ========                   ======
Average interest-earning assets to
average interest-bearing liabilities.........    103.18%                             108.21%
                                               ========                            ========

                                                               1994
                                               ----------------------------------
                                                AVERAGE       INTEREST
                                              OUTSTANDING     EARNED/    YIELD
                                                BALANCE        PAID       RATE
                                                     (DOLLARS IN THOUSANDS)
Interest-Earning Assets:
  Loans receivable .......................... $  61,251     $ 5,098      8.32%
  Mortgage-backed and related securities.....    13,030         819      6.29
  Certificates of deposit....................    11,942         479      4.01
  Investment and other securities
    Short term money market.................      9,696         295      3.04
    Taxable.................................     15,709         726      4.62
    Nontaxable..............................        496          19      3.83
                                               --------     -------     -----
  Total interest-earning assets.............    112,124       7,436      6.63
                                               --------     -------     -----
Interest-Bearing Liabilities:
  Savings deposits..........................     25,376         650      2.56
  Time deposits.............................     70,416       3,490      4.96
  FHLB advances.............................      3,000         238      7.93
  Repurchase agreements & other borrowings..      3,599         162      4.50
                                               --------     -------     -----
    Total interest-bearing liabilities......    102,391       4,540      4.43
                                               --------     -------     -----

Net interest income; interest rate spread...                $ 2,896      2.20%
                                                            =======     =====
Net earning assets/net yield on average
interest-earning assets....................    $  9,733                  2.58%
                                               ========                 =====
Average interest-earning assets to
average interest-bearing liabilities.......      109.51%
                                               ========


                                  DISCUSSION
                                  __________

                                      15                              F-15

                              NET INTEREST INCOME

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the change related to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (i.e., changes in volume multiplied by old rate) and (2) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                       1992 VS. 1993                        1993 VS. 1994
For the year ended June 30:                ------------------------------------  ----------------------------------
                                                      INCREASE (DECREASE)              INCREASE (DECREASE)
                                               VOLUME       RATE        TOTAL      VOLUME       RATE       TOTAL
                                                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
      Loans receivable........................$ (987)     $  (560)    $ (1,547)    $ (249)    $ (517)     $ (766)
      Mortgage-backed and related securities..   322         (133)         189       (107)       (60)       (167)
      Certificates of deposit.................   134         (175)         (41)        50        (34)         16
      Investment and other securities
             Short term money market..........    65         (120)         (55)        21         12          33
             Taxable..........................   276         (255)          21         68       (143)        (75)
             Nontaxable.......................   (10)          (6)         (16)         7         (5)          2
                                             ----------   ----------  ----------  ---------  ----------  ----------
        Total interest-earning assets.........$ (200)     $(1,249)      (1,449)    $  (210)   $ (747)       (957)
                                             ==========   ==========  ----------  =========  ==========  ----------

Interest-Bearing Liabilities:
      Savings deposits........................$  124      $  (299)        (175)     $   65    $ (130)        (65)
      Time deposits...........................  (387)      (1,006)      (1,393)       (307)     (408)       (715)
      FHLB advances...........................    87           (1)          86           0         1           1
      Repurchase agreements and
        other borrowings......................   (39)         (31)         (70)         58         6          64
                                             ----------   ----------  ----------  ---------  ----------  ----------
Total interest-bearing liabilities............$ (215)     $(1,337)      (1,552)     $ (184)   $ (531)       (715)
                                             ==========   ==========  ----------  =========  ==========  ----------
Net interest income................................................... $   103                            $ (242)
                                                                      ==========                         ==========



The following table presents the weighted average yields on loans, investments and other interest-earning assets; the weighted average rates paid on savings deposits and borrowings; and the resultant interest rate spread at June 30, 1994.



Weighted average yield on:
        Loans receivable.................................................. 7.97%
        Mortgage-backed securities........................................ 6.56
        Investment securities and other interest-earning assets........... 4.72
        Combined weighted average yield on interest-earning assets........ 6.77

Weighted average rate paid on:
        Savings deposits and NOW accounts................................. 2.55
        Time deposits..................................................... 4.89
        Total............................................................. 4.25
        Borrowings........................................................ 6.17
        Other interest-bearing liabilities................................  -
        Combined weighted average rate paid on interest-bearing
          liabilities..................................................... 4.38

        Spread............................................................ 2.39%


                                  DISCUSSION
                                  ----------
                                      16                                  F-16

                                ASSET QUALITY

The Bank achieved record low levels of non-performing loans at June
30, 1993, and worked successfully during the year ended June 30, 1994 to maintain the same posture. Total non-performing loans at June 30, 1994 were $33,000, or .05% of total loans. There were no non-performing consumer, commercial, or construction loans at June 30, 1994.

The following table illustrates the notable reduction of non-performing loans over the last five years.

As of June 30:
                                           1990      1991     1992     1993       1994
                                                           (DOLLARS IN THOUSANDS)
Non-accruing loans:
        One- to four-family...........     $ 630     $ 182     $ 212     $ 1       $ 33
        Commercial real estate........         -         -         -       -          -
        Construction..................         -         -         -       -          -
        Consumer......................       142        61        16       3          -
        Commercial business...........         -         -         -       -          -
                                           ------   -------   -------   ------   -------
           Total......................       772       243       228       4         33
                                           ------   -------   -------   ------   -------

Accruing loans delinquent 90 days
or more:
        One- to four-family...........         -         -         -       -          -
        Commercial real estate........         -         -         -       -          -
        Construction..................         -         -         -       -          -
        Consumer......................         -         8        10      14          -
        Commercial business...........         -         -         -       -          -
                                           ------   -------   -------   ------   -------
           Total......................         -         8        10      14          -
                                           ------   -------   -------   ------   -------
        Total non-performing loans....     $ 772     $ 251     $ 238    $ 18       $ 33
                                           ======   =======   =======   ======   =======
        Non-performing loans as:
           A percentage of
            total loans...............      0.98%     0.32%    0.35%    0.03%      0.05%
                                           ======   =======   =======   ======   =======
        A percentage of total assets..      0.64%     0.22%    0.21%    0.02%      0.03%
                                           ======   =======   =======   ======   =======


The Bank works carefully to manage asset quality as one of its means of moderating the provision for loan losses. As a result of the Bank's continued emphasis on asset quality, the Bank's provision for loan losses for the year ended June 30, 1994, was unchanged from last year. Net charge-offs for the year ended June 30, 1994 were $45,000, down $43,000 from the year ended June 30, 1993 when net charge-offs were $88,000. The Bank's total allowance for loan losses at June 30, 1994 was $385,000, or .61% of total loans, and represented 1167% of non-performing loans. The following table provides a summary of the Bank's allowance for loan loss activity for the past five years.




                                  DISCUSSION
                                  ----------
                                      17                             F-17

                                ASSET QUALITY

As of June 30:                              1990      1991      1992       1993      1994
                                                        (DOLLARS IN THOUSANDS)
Balance at beginning of period.......      $ 158     $ 158     $ 343      $ 440     $ 391
Charge-offs:
   One- to four-family...............        64         56        19         81        24
   Commercial real estate............         -          -         -          -         -
   Construction......................         -          -         -          -         -
   Consumer..........................         4         14        37         14        29
   Commercial business...............         -         10         -          -         -
                                          ------    -------   -------    -------   -------
                                             68         80        56         95        53
                                          ------    -------   -------    -------   -------
Recoveries:
   Consumer..........................         -          -         4          -         4
   One- to four-family...............         -          -        14          7         4
                                          ------    -------   -------    -------   ------
                                              -          -        18          7         8
                                          ------    -------   -------    -------   -------
Net charge-offs......................        68         80        38         88        45
Additions charged to operations......        68        265       135         39        39
                                          ------    -------   -------    -------   -------
Balance at end of period............      $ 158      $ 343     $ 440      $ 391     $ 385
                                          ======    =======   =======  =========  ========
Ratio of net charge-offs during
the period to average loans
outstanding during the period.......       0.08%      0.10%     0.05%      0.14%     0.07%
                                          ======    =======   =======  =========  ========
Allowance for loan losses to total
loans at end of period..............       0.20%      0.44%     0.64%      0.65%     0.61%
                                          ======    =======   =======  =========  ========
Allowance for loan losses to
non-performing loans at end
of period...........................      20.53%    136.67%   184.71%  2,172.36%  1,166.67%
                                          ======    =======   =======  =========  ========


The Bank continues to evaluate regularly the adequacy of loan loss allowances in relation to the quality and type of its loans. As the composition of the Bank's loan portfolio changes, focused attention is given to maintaining the adequacy of loan loss allowances based on the risk associated with different types of loan activity.

Asset quality is also reflected in the amount of the Bank's Real Estate Owned ('REO'). The Bank was successful in reducing its REO by 29% during 1994, to $164,000 at June 30, 1994, from $232,000 at June 30, 1993, and $322,000 at June
30, 1992.

REAL ESTATE OWNED


As of June 30:                           1992                1993               1994
Acquired through foreclosure......      $  271,000         $   19,000         $   28,000
In judgement......................          20,000            202,000             47,000
In process of foreclosure.........          31,000             11,000             89,000
                                        ----------         ----------         ----------
                                        $  322,000         $  232,000         $  164,000
                                        ==========         ==========         ==========




                                  DISCUSSION
                                  ----------
                                      18                           F-18

                                 OTHER INCOME

For the year ended June 30, 1994, non-interest income grew 14.4%, to $804,000 from $703,000 in 1993, which was a $213,000 (43.5%) increase from 1992. Growth was predominantly driven by increased mortgage banking revenues. Profits from the sale of mortgage loans during the year ended June 30, 1994, were concentrated primarily in the first nine months of the fiscal year when mortgage interest rates reached their lowest level in 20 years and refinancing activity was at its peak. The Bank's loan servicing portfolio grew from $30.1 million at June 30, 1993, to $53.0 million for the year ended June 30, 1994. As the Bank changed its asset/liability management strategy in response to rising interest rates, and as a general decline in mortgage loan volume occurred because of rising interest rates, proceeds from loan sales began to decline as fewer mortgage loans were delivered to the secondary market. It continues to be management's strategy to sell fixed rate mortgage loans with terms in excess of 15 years, and to retain the servicing of those loans, providing a future stream of non-interest income. Expansion of the Bank's geographic markets during the 1994 fiscal year will be a vital element in providing mortgage origination volume to serve both non-interest income and interest income objectives.

Subsidiary activities generated commission income of $220,000 for the year ended June 30, 1994, a 7.1 % decline from last year's $237,000, but a 22.3% increase from the year ended June 30, 1992. UniFed, Inc. is the Bank's wholly owned financial services subsidiary, offering investment and insurance products such as annuities, mutual funds and a discount brokerage service, as well as personal and commercial lines of property and casualty insurance. In 1993, UniFed was notified that one of its main insuring companies was discontinuing their personal lines property and casualty business in UniFed's geographic territory. A portion of UniFed's property and casualty business was cancelled, as it consisted of mono-line automobile insurance, for which the agency could not provide insuring alternatives. The decline in commission income was the result of this occurrence.

Management views UniFed as a valuable source of non-interest sensitive income. Because of its strategic importance, the Bank expanded subsidiary activities during the year ended June 30, 1994, by acquiring an insurance agency in the Gibson County market. Continued agent development in both Knox and Gibson Counties is the critical element in recognizing the full earnings potential of UniFed, and will be the focus of management's attention and resources going forward.







                                  DISCUSSION
                                  __________

                                      19                              F-19

                                   EXPENSES


OTHER EXPENSES

Non-interest expense for the year ended June 30, 1994, increased 2.6% to $2,556,000 from $2,492,000 for 1993, but was only $15,000 (.6%) higher than in
1992. Salaries and employee benefits were up 4.2% for the year, due primarily to staff expansion, as the Bank established a mortgage origination office in the Evansville market, and acquired the insurance agency in Gibson County. Deposit insurance expenses were higher for the year ended June 30, 1994 over 1993, but down from 1992 due to a decrease in the Bank's deposit base. Deposit insurance expenses for the year ended June 30, 1993, were positively impacted by a non-recurring FDIC premium credit related to the secondary reserve previously maintained with the former FSLIC.

As part of its ongoing efforts to control operational expenses, the Bank will complete its long-range plan of consolidation of its two Vincennes offices during the second quarter of the 1995 fiscal year. Management anticipates an annual cost savings of $50,000 to $75,000, and the eventual sale of the building will convert a non-earning asset into an income-producing asset.


INCOME TAXES

The cumulative effect of the Bank's adoption of a required change in accounting methods for income taxes resulted in an $80,000 positive adjustment to 1994 income. Income tax expense was $446,000 for the year ended June 30, 1994, down from the prior year when income tax expense was $464,000. Tax expense for the year ended June 30, 1993, was reduced by a $35,000 tax refund attributable to a capital loss carryback related to the liquidation of another asset.




                                  DISCUSSION
                                  __________

                                      20                          F-20

                          ASSET LIABILITY MANAGEMENT

The Bank's asset/liability management strategy is designed to control interest rate risk, minimizing the Bank's exposure to fluctuations in interest rates. It is a dynamic strategy that is reviewed monthly and actively managed to be responsive to changes in the economic climate.

The Office of Thrift Supervision provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk which the Bank utilizes, to some extent, in its development of asset/liability management strategies. This method calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as, cash flows from off-balance sheet contracts.

The Bank also utilizes interest rate "gap" analysis in its evaluation of interest rate risk. Interest rate "gap" is the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that will be available to reprice within a given period of time. Analysis of interest rate gap provides a measurement of interest rate risk, or the extent to which changes in interest rates will affect the Bank's net interest income.

The Federal Home Loan Bank (FHLB) of Indianapolis provides the Bank interest rate sensitivity gap information on a quarterly basis which the Bank utilizes in its evaluation and management efforts. Information provided by the FHLB is not the sole basis of strategies devised nor decisions made with regard to managing interest rate risk. The interest rate sensitivity gap information is generally provided by the FHLB 90 to 180 days following the end of the quarter for which the information was developed. Information provided herein is for the quarter ended March 31, 1994, because it is the most recent available from the FHLB.

At March 31, 1994, total interest-bearing liabilities repricing within one year exceeded total interest-earning assets repricing in the same period by $19,675,000, which represented a negative cumulative one-year gap ratio of 17.25%.

The following table sets forth the anticipated repricing or maturity of the Bank's assets and liabilities as of March 31, 1994, based on these significant assumptions:

- -       Fixed-rate certificate accounts will not be withdrawn prior to maturity.
- -       Passbook accounts and money market deposit accounts are assumed to be withdrawn immediately.
- -       Adjustable rate mortgage loans on one- to four-family residential properties, and all other mortgage loans on non-one- to four- family residential properties, are assumed to repay at a rate of 15.00% per year and the amortized balances are shown as being due in the period during which the interest rates are next subject to change.
- -       Fixed-rate one- to four-family loans with terms to maturity of five years or less are assumed to prepay at a rate of 8.60% per year;
        loans with remaining terms to maturity of over five years will prepay annually as follows:



        MORTGAGE LOAN                     PREPAYMENT
        INTEREST RATE                     ASSUMPTIONS
        Less than 8%....................     8.60%
        8% to 8.99% ....................     9.40%
        9% to 9.99% ....................    15.40%
        10% to 10.99% ..................    24.20%
        11% or higher ..................    36.00%


(The prepayment rates are based on the prepayment assumptions published by the FHLB of Indianapolis as of March 31, 1994)

The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and can be repriced within



                                  DISCUSSION
                                  __________

                                      21                          F-21

                          ASSET LIABILITY MANAGEMENT

each of the periods indicated. Such repricing can occur in one of three ways:
(l) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an index; (2) an asset or liability such as mortgage loans may amortize, permitting reinvestment of cash flows at the then-prevailing interest rates; or (3) an asset or liability may mature, at which time the proceeds can be reinvested at current market rates. The table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest yield because the repricing of certain assets and liabilities is subject to competitive and other pressures beyond the Bank's control. Consequently, certain assets and liabilities identified as maturing or otherwise repricing within a stated period may mature or reprice at different times and at different volumes.

Certain shortcomings are inherent in the method of analysis presented. For example, although certain assets and liabilities may have similar maturities or periods to reprice in, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities and certain associated weighted average yields and costs at March, 31, 1994 on the basis of the factors and assumptions set forth herein.

MATURING OR REPRICING


                                                                  TOTAL
                                            0-3        4-12       WITHIN             OVER 1-3   OVER 3-5      OVER 5
                                           MONTHS     MONTHS     ONE YEAR             YEARS      YEARS        YEARS      TOTAL
                                           AMOUNT     AMOUNT      AMOUNT    RATE      AMOUNT     AMOUNT       AMOUNT     AMOUNT
                                                                         (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
Fixed rate loans......................... $    956   $  3,968   $  4,924    7.23%    $  8,639    $  5,391    $24,446    $ 43,400
Adjustable rate loans....................    2,199     14,393     16,592    7.45        1,392          21        175      18,180
Investments..............................   12,774     13,695     26,469    4.68       19,815       1,891          -      48,175
                                          --------   --------   --------   -----     --------    --------    -------    --------
    Total interest-earning assets........   15,929     32,056     47,985    5.90       29,846       7,303     24,621     109,755
                                          --------   --------   --------   -----     --------    --------    -------    --------
INTEREST-BEARING LIABILITIES
Savings deposits and NOW accounts........   26,500         -      26,500    2.52           -           -           -      26,500
Time deposits............................   13,739     26,738     40,477    3.97       18,573          -      10,498      69,548
                                          --------   --------   --------   -----     --------    -------     -------   ---------
   Total deposits........................   40,239     26,738     66,977    3.40       18,573          -      10,498      96,048
                                          --------   --------   --------   -----     --------    -------     -------   ---------
FHLB advances............................       -          -          -       -         1,000          -       2,000       3,000
Other borrowings.........................      683         -         683    4.06        2,922          -          -        3,605
                                          --------   --------   --------   -----     --------    -------     -------   ---------
   Total interest-bearing liabilities....   40,922     26,738     67,660    3.40       22,495          -      12,498     102,653
                                          --------   --------   --------   -----     --------    -------     -------   ---------
Interest-earning assets less
 interest-bearing liabilities............ $(24,993)  $  5,318   $(19,675)   2.50%    $  7,351    $ 7,303     $12,123   $   7,102
                                          ========   ========   ========   =====     ========    =======     =======   =========
Difference as a percent of
 interest-earning assets.................  (156.90)%    16.59%    (41.00)%              24.63%    100.00%     49.24%        6.47%
                                          ========   ========   ========             ========    =======     =======   =========
Cumulative interest rate
 sensitivity gap......................... $(24,993)  $(19,675)  $(19,675)            $(12,324)   $(5,021)    $7,102
                                          ========   ========   ========             ========    =======     =======

Cumulative interest rate sensitivity
 gap as a percent of total assets at
 March 31, 1994..........................   (21.91)%   (17.25)%   (17.25)%             (10.80)%    (4.40)%     6.23%
                                          ========   ========   ========             ========    =======     =======




                                  DISCUSSION
                                  ----------
                                      22                          F-22

                       LIQUIDITY AND CAPITAL RESOURCES

United Financial Bancorp's primary source of funds is dividends from the Bank. The Bank's primary sources of funds include deposits, the payment of loan principal and interest (including mortgage-backed securities), sales of mortgage loans and, to a lesser extent, advances from the Federal Home Loan Bank of Indianapolis, and the sale or maturation of investment securities. While maturing investments are predictable, deposit flows and loan payments are influenced by interest rates, general economic conditions, and competition, making them less predictable. The Bank has established a pricing framework that is consistent with its asset/liability objectives, and also sensitive to local market conditions. When necessary, the Bank may supplement deposits with less expensive alternative sources of funds.

Federal regulations require the Bank to maintain a minimum level of liquid assets. The current requirement is 5% of net withdrawable deposit accounts and borrowings payable in one year or less. Liquid assets, for purposes of this ratio, include cash, certain time deposits, U.S. government and certain corporate securities and other obligations generally having maturities of less than five years. The Bank has historically maintained its liquidity ratio at levels in excess of those required. At June 30, 1994, the Bank's liquid assets totaled $22.4 million, resulting in a liquidity ratio of 24.0%. As the Bank continues to retain certain mortgage loans in its portfolio, liquidity could be adversely impacted. The Bank will be focusing on the growth of retail deposits with terms of two to four years to meet future liquidity needs.

The primary investing activities of the Bank are the origination of loans and the purchase of mortgage backed investments and investment securities. During the year ended June 30, 1994, the Bank originated $57 million of new loans. This compares to $39 million in loan originations in 1993, and $18 million in 1992. Unlike the last three years, originations were not offset entirely by loan sales and loan payments and prepayments. Net loans increased to $61.6 million for the year ended June 30, 1994, from $58.2 million in 1993. Purchases of investment securities and mortgage backed investments totaled $7.7 million for the year ended June 30, 1994, as compared to $18.1 million in the prior year.

The primary financing activities of the Bank include customer deposit and repurchase agreement transactions. Financing activities utilized a net total of approximately $4.4 million during the year ended June 30, 1994. This compares to approximately $4 million provided during the same period in 1993, which included the issuance of common stock, and approximately $5 million utilized during 1992, which included a $2 million borrowing from the Federal Home Loan Bank of Indianapolis.

Certificates of deposit scheduled to mature in one year or less at June 30, 1994 totaled $40.7 million. Management believes that a significant portion of such deposits will remain with the Bank.

The Bank's capital currently consists of $4,600 in common stock, $4.2 million in additional paid-in capital, and $8.1 million in retained earnings. At June 30, 1994, the Bank had tangible and core capital ratios of 9.56%, which were 8.06% and 6.56% in excess of their respective requirements. The Bank also had a risk based capital ratio of 20.38%. which exceeded the 8.00% requirement by 12.38%


                                  DISCUSSION
                                  __________

                                      23                          F-23

                      EFFECT OF NEW ACCOUNTING STANDARDS

In May, 1993, the FASB issued FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities. "FAS No. 115 becomes effective for fiscal years beginning after December 15, 1993, and addresses the accounting and reporting for investments in equity securities that have readily determinable fair values, and for all investments in debt securities. Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities that are classified as neither held-to-maturity securities or trading securities, are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. Management intends to implement FAS No. 115 during the first quarter of the 1995 fiscal year, and its adoption is expected to have no materially adverse effect on its consolidated financial statements.

In May, 1993, the FASB issued Statement 114, "Accounting by Creditors for Impairment of a Loan. "Statement 114 becomes effective for fiscal years beginning after December 15, 1994, with earlier adoption allowed, and requires that an impaired loan be measured based on the present value of expected future cash flows discounted at the effective interest rate of the loan. A loan is considered impaired when it is probable that a creditor will be unable to collect all interest and principal payments as scheduled in the loan agreement. Increases in the present value of the expected future cash flows from period to period that are attributable to the passage of time are reported as interest income accrued on the loan. United has not determined the impact of the rule on its consolidated financial statements, but does not believe it will have a materially adverse effect.



                                  DISCUSSION
                                  __________

                                      24                          F-24

                                  FINANCIALS

                         INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated statements of financial condition of United Financial Bancorp, Inc. as of June 30, 1993 and 1994 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 1994.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of United Financial Bancorp, Inc. as of June 30, 1993 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended
June 30, 1994.

                                        Crowe, Chizek & Company

                                        Crowe, Chizek & Company
                                        Indianapolis, Indiana
                                        August 5, 1994




                                  FINANCIALS
                                  __________

                                      26                          F-26

                        UNITED FINANCIAL BANCORP, INC.
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                            June 30, 1993 and 1994


                                                                                           1993              1994
ASSETS
Cash and due from banks .............................................................  $  1,200,326       $  1,258,889
Short-term money market investments .................................................     9,906,324          5,222,147
                                                                                       ------------       ------------
  Cash and cash equivalents (Note 1) ................................................    11,106,650          6,481,036
Interest bearing time deposits with financial institutions ..........................    12,172,000         12,331,000
Investment securities (market value of $15,127,144 and $17,361,901) (Note 2) ........    14,677,233         17,553,899
Mortgage-backed securities (market value of $14,693,577 and $8,933,575) (Note 3).....    14,391,264          8,939,502
Securities held for sale (Note 1) ...................................................       990,474          1,090,981
Loans held for sale (Note 1) ........................................................     1,205,111          1,045,742
Loans receivable - net (Notes 4, 5 and 10) ..........................................    58,152,822         61,641,980
Office properties and equipment - net (Notes 1 and 6) ...............................     1,569,759          1,498,071
Federal Home Loan Bank stock, at cost ...............................................       780,900            780,900
Accrued interest receivable (Note 7) ................................................       749,219            672,360
Real estate owned (Note 8) ..........................................................       232,088            163,783
Other assets ........................................................................       470,179            646,323
                                                                                       ------------       ------------
                                                                                       $116,497,699       $112,845,577
                                                                                       ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits (Note 9) ................................................................     97,368,309         93,641,426
  Advances from Federal Home Loan Bank (Note 10) ...................................      3,000,000          3,000,000
  Repurchase agreements (Note 11) ..................................................      3,613,056          3,514,430
  Accrued interest payable .........................................................        163,574            172,398
  Advances from borrowers for taxes and insurance ..................................        247,363            233,857
  Accrued income taxes .............................................................         13,330             22,260
  Deferred income taxes (Note 13) ..................................................         65,042                969
  Other liabilities ................................................................        412,946            433,153
                                                                                      -------------      -------------
     Total liabilities .............................................................    104,883,620        101,018,493

Commitments and contingent liabilities (Note 16)

Shareholders' equity (Note 1)
  Preferred stock ($.01 par value - 500,000 shares authorized; and 0 issued)......                -                  -
  Common stock ($.01 par value - 2,000,000 shares authorized and 460,000 shares
    issued) .......................................................................           4,600              4,600
  Additional paid-in capital.......................................................       4,225,372          4,196,779
  Retained earnings - substantially restricted (Note 12) ..........................       7,451,959          8,056,830
  Shares held in the treasury, 0 and 20,183 shares, at cost .......................               -           (406,687)
  Shares held by management retention plan (Note 14) ..............................         (67,852)           (24,438)
                                                                                       ------------       ------------
     Total shareholders' equity ...................................................      11,614,079         11,827,084
                                                                                       ------------       ------------
                                                                                       $116,497,699       $112,845,577
                                                                                       ============       ============

See accompanying notes to the financial statements.

                                  FINANCIALS
                                  __________

                                      27                          F-27

                        UNITED FINANCIAL BANCORP, INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                   YEARS ENDED JUNE 30, 1992, 1993 AND 1994



                                                                                    1992                1993              1994
INTEREST INCOME
  Interest and fees on loans .................................................  $  7,410,842        $  5,863,885       $  5,097,856
  Interest on short-term money market investments ............................       316,572             262,462            295,438
  Interest on interest-bearing time deposits with financial institutions......       504,131             463,515            479,001
  Interest on mortgage-backed securities .....................................       796,973             986,260            819,489
  Interest and dividends on investments
     Taxable .................................................................       779,989             800,526            725,656
     Non taxable .............................................................        33,415              17,056             18,916
                                                                                ------------       -------------      ------------
                                                                                   9,841,922           8,393,704          7,436,356
INTEREST EXPENSE
  Interest on deposits (Note 9) ..............................................     6,487,972           4,920,351          4,140,543
  Interest on repurchase agreements and other borrowed money .................       168,018              98,511            162,212
  Interest on Federal Home Loan Bank advances ................................       151,174             236,525            237,800
                                                                                -------------      -------------      -------------
                                                                                   6,807,164           5,255,387          4,540,555
                                                                                -------------      -------------      -------------
NET INTEREST INCOME ..........................................................     3,034,758           3,138,317          2,895,801
Provision for loan losses (Note 5) ...........................................       134,868              39,583             39,127
                                                                                -------------      -------------      -------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES ..........................     2,899,890           3,098,734          2,856,674

OTHER INCOME
  Service charges and fees ...................................................        128,321            114,033            134,879
  Mortgage banking revenues ..................................................        116,069            302,639            403,799
  Insurance product commissions ..............................................        180,292            237,343            220,442
  Net gain on sale of investments (Notes 1 and 2) ............................         50,911             14,624                  -
  Other income ...............................................................         13,970             34,445             45,333
                                                                                -------------      -------------      -------------
                                                                                      489,563            703,084            804,453
OTHER EXPENSES
  Salaries and employee benefits (Note 14) ...................................        970,006          1,087,406          1,132,710
  Occupancy and equipment expense (net) ......................................        312,421            287,626            281,327
  Computer service expense ...................................................        189,611            211,833            203,961
  Deposit insurance assessment ...............................................        260,471            212,095            257,230
  Net expense of other real estate ...........................................         70,469             65,485              6,624
  Loss on other asset ........................................................        198,000                  -                  -
  Other operating expenses ...................................................        539,716            627,495            674,072
                                                                                -------------      -------------      -------------
                                                                                    2,540,694          2,491,940          2,555,924
                                                                                -------------      -------------      -------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING METHOD ......................................................         848,759          1,309,878          1,105,203
Income tax expense (Note 13) ................................................        (433,193)          (464,201)          (445,567)
                                                                                -------------      -------------      -------------
Income before cumulative effect of change in accounting method ..............         415,566            845,677            659,636
Cumulative effect of changing to a different method of
  accounting for income taxes (Note 1) ......................................               -                  -             80,000
                                                                                -------------      -------------      -------------
NET INCOME ..................................................................   $     415,566      $     845,677      $     739,636
                                                                                =============      =============      =============
Per share data (Note 15)
  Income before cumulative effect of change in accounting method ............   $         N/A      $        1.84      $        1.47
  Cumulative effect of change in accounting method  .........................             N/A                  -               0.18
                                                                                -------------      -------------      -------------
     Net income .............................................................   $         N/A      $        1.84      $        1.65
                                                                                =============      =============      =============

                                  FINANCIALS
                                  __________

                                      28                          F-28

                        UNITED FINANCIAL BANCORP, INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                   YEARS ENDED JUNE 30, 1992, 1993 AND 1994


                                                                                 NET
                                                                              UNREALIZED
                                                                               LOSS ON    SHARES HELD  SHARES HELD BY
                                             ADDITIONAL                       MARKETABLE     IN THE      MANAGEMENT
                                   COMMON     PAID-IN          RETAINED         EQUITY      TREASURY      RETENTION
                                   STOCK      CAPITAL          EARNINGS       SECURITIES     AT COST        PLAN          TOTAL
Balance at July 1, 1991.......    $      -   $        -        $ 6,259,716    $  (18,107)    $       -   $      -     $  6,241,609
Net income....................           -            -            415,566             -             -          -          415,566
Change in valuation allowance
 for marketable
 equity securities............           -            -                  -        18,107             -          -           18,107
                                  --------   ----------        -----------    ----------     ---------   --------     ------------
Balance at June 30, 1992                 -            -          6,675,282             -             -          -        6,675,282

Issuance of common stock
   (Note 1)...................       4,600    4,225,372                  -             -             -          -        4,229,972
Formation of Management
Recognition and Retention
 Plan (Note 14)...............           -            -                  -             -             -   (131,100)        (131,100)
Amortization expense..........           -            -                  -             -             -     63,248           63,248
Net income....................           -            -            845,677             -             -          -          845,677
Cash dividends
 paid ($.15/share)............           -            -            (69,000)            -             -          -          (69,000)
                                  --------   ----------        -----------    ----------     ---------   --------     ------------
Balance at June 30, 1993......       4,600    4,225,372          7,451,959             -             -    (67,852)      11,614,079

Repurchase of 23,000 shares...           -            -                  -             -      (463,450)         -         (463,450)
Issuance of 2,817
 shares (Note 14).............           -      (28,593)                 -             -        56,763          -           28,170
Amortization expense..........           -            -                  -             -             -     43,414           43,414
Net income....................           -            -            739,636             -             -          -          739,636
Cash dividends paid
 ($.30/share).................           -            -           (134,765)            -             -          -         (134,765)
                                  --------   ----------        -----------    ----------     ---------   --------     ------------
Balance at June 30, 1994......    $  4,600   $4,196,779        $ 8,056,830    $        -     $(406,687)  $(24,438)    $ 11,827,084
                                  ========   ==========        ===========    ==========     =========   ========     ============

See accompanying notes to the financial statements.


                                  FINANCIALS
                                  ----------
                                      29                          F-29

                        UNITED FINANCIAL BANCORP, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED JUNE 30, 1992, 1993 AND 1994



                                                             1992            1993            1994
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income.............................................  $   415,566     $   845,677     $   739,636
 Adjustments to reconcile net income to net cash
 from operating activities
   Depreciation and amortization........................      188,656         214,456         175,534
   Net amortization on investments......................       33,389         144,949         104,341
   Sale of security held for sale.......................            -       2,410,000               -
   Gain on sale of investments..........................      (50,911)        (14,624)              -
   Provision for loan losses............................      134,868          39,583          39,127
   Loss on other asset..................................      198,000               -               -
   Gain on sale of loans................................      (51,464)       (234,879)       (286,097)
   Loans originated for sale, net of sales proceeds.....     (155,581)       (328,059)        445,466
   Deferred loan fees...................................      (41,176)        (39,308)         12,838
   Net (gain) loss on sale of other real estate owned...        8,031          (2,222)        (24,320)
   Change in assets and liabilities
     Accrued interest receivable........................       89,963          17,616          76,859
     Other assets.......................................     (164,650)       (245,715)       (176,144)
     Accrued interest payable...........................     (121,155)        (17,076)          8,824
     Other liabilities..................................       19,848         104,675         (34,936)
                                                           -------------  --------------  --------------
       Net cash from operating activities...............      503,384       2,895,073       1,081,128

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from the sale of investment securities......    5,874,640               -               -
   Purchase of investment securities....................   (7,130,964)    (12,399,904)     (7,742,775)
   Proceeds from maturities of investment securities....    4,025,000       5,340,000       4,650,000
   Purchase of mortgage-backed securities...............   (7,932,451)     (5,695,894)              -
   Proceeds from the sale of mortgage-backed securities.    1,390,412               -               -
   Proceeds from maturities of mortgage-backed
     securities.........................................    1,486,779       2,332,736       5,463,023
   Net change in interest-bearing time deposits
     with financial institutions........................    1,714,990      (3,952,820)       (159,000)
   Change in net loans receivable.......................    9,949,085       9,536,361      (3,560,461)
   Purchase of property and equipment...................      (14,417)        (31,488)        (60,432)
   Proceeds from sale of real estate owned..............       83,235         140,486         111,963
                                                           -------------  --------------  --------------
     Net cash from investing activities.................    9,446,309      (4,730,523)     (1,297,682)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in deposits...............................   (5,797,917)     (2,387,522)     (3,726,883)
   Additional borrowings from Federal Home Loan Bank....    2,000,000               -               -
   Net change in repurchase agreements..................   (1,115,296)      1,754,280         (98,626)
   Net change in advances from borrowers for
    taxes and insurance.................................      (20,849)         (8,583)        (13,506)
   Dividends paid.......................................            -         (69,000)       (134,765)
   Net proceeds from sale of common stock...............            -       4,229,972               -
   Repurchase of common stock...........................            -               -        (463,450)
   Proceeds from exercise of stock options..............            -               -          28,170
                                                           -------------  --------------  --------------
     Net cash from financing activities.................   (4,934,062)      3,519,147      (4,409,060)
                                                           -------------  --------------  --------------
Net change in cash and cash equivalents.................    5,015,631       1,683,697      (4,625,614)
Cash and cash equivalents at beginning of year..........    4,407,322       9,422,953      11,106,650
                                                           -------------  --------------  --------------
CASH AND CASH EQUIVALENTS AT END OF YEAR................   $9,422,953     $11,106,650     $ 6,481,036
                                                           =============  ==============  ==============

                                  FINANCIALS
                                  ----------
                                      30                          F-30

                        UNITED FINANCIAL BANCORP, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                   YEARS ENDED JUNE 30, 1992, 1993 AND 1994




                                                                    1992                 1993                1994
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for
    Interest................................................   $  6,928,319          $  5,272,463        $  4,531,731
    Income taxes............................................        430,150               470,500             420,710

Noncash investing activities
    Real estate acquired in settlement of loans.............        435,012               298,310             441,211
    Origination of loans to facilitate sale of real estate..        447,025               282,480             192,484




See accompanying notes to the financial statements.

                                  FINANCIALS
                                  __________

                                      31                          F-31

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994
                           ------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements as of and for the years ended June 30, 1993 and 1994 include the accounts of United Financial Bancorp, Inc. (Bancorp) and its wholly-owned subsidiary, United Federal Savings Bank of Vincennes (Bank) and the Bank's wholly-owned subsidiary, Unifed, Inc. The consolidated financial statements as of June 30, 1992 and for the year then ended include the accounts of the Bank and Unifed, Inc. All significant intercompany accounts and transactions have been eliminated.

Stock Issuance and Conversion: On September 9, 1992, pursuant to a Plan of Conversion adopted February 13, 1992, the Bancorp completed the issuance of 460,000 shares of common stock, at a price of $10 per share, raising net proceeds of $4.2 million. In accordance with its Plan of Conversion, $2.8 million of the proceeds were utilized to purchase 100% of the stock of the Bank in conjunction with its conversion from a mutual to a stock form of organization. The transaction was accounted for in a manner similar to the pooling of interests method of accounting for a business combination. Accordingly, the assets and liabilities of the Bank are presented in these consolidated financial statements at historical cost.

Description of Business: Bancorp operates primarily in the financial services industry which accounts for more than 90% of its revenues, assets and net income. The Company generates mortgage and consumer loans and receives deposits from customers located throughout a ten county area in southwestern Indiana and southeastern Illinois (particularly Knox and Gibson Counties in Indiana). A substantial portion of the loan portfolio is secured by single and multi-family mortgages. Unifed sells, as agent, insurance and annuity products to its customers.

Statement of Cash Flows: For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and short-term investments. The Bancorp reports net cash flows for customer loan and deposit transactions and for investments in time deposits with other financial institutions.

Investment and Mortgage-Backed Securities: Investment and mortgage-backed securities are stated at cost adjusted for amortization of premiums and accretion of discounts, both computed on the level yield method. Premium amortization is deducted from and discount accretion is added to income. Gains and losses are determined by the use of the specific identification method and are reflected in operations at the time of sale. Investment and mortgage-backed securities are not adjusted to the lower of cost or market because the Bancorp has the ability and management intends to hold these securities to maturity.

Pending Change in Accounting Policies: Bancorp plans to adopt Financial Accounting Standard No. 115 (FAS 115), as required, on July 1, 1994. This new accounting standard changes the method of accounting for investment securities. Upon adoption of FAS 115, securities which may be sold to manage interest rate risk, liquidity or for similar purposes will be classified as available-for-sale and carried at market value, and the unrealized holding gain or loss will be reported, net of tax, as a separate component of shareholders' equity. The impact on the consolidated financial statements upon adoption of FAS 115 will be to increase shareholders' equity by $3,000.

Securities Held for Sale: Marketable equity securities and mortgage-backed securities which are designated as "high risk mortgage-backed securities", in accordance with regulations promulgated by the Office of Thrift Supervision, are designated as "held for sale" and are carried at the lower of cost or market value. At June 30, 1994, this category included an equity investment with a book value of $99,996 and three mortgage-backed securities that were designated as "high risk" with a book value of $990,985. The market value of these securities was approximately $1,036,000 and $1,092,000 at June 30, 1993 and 1994, respectively. A held for sale security was sold during 1992 generating gross proceeds of $2,410,000 and a gross gain of $14,624.

Loans Held for Sale: The Bancorp sells a portion of its mortgage loan production in the secondary market. Whenever loan cost exceeds market value on a net aggregate basis, a valuation reserve is recorded and such loans are carried at the lower of cost or market. No adjustment to reduce the carrying value of such loans was necessary at June 30, 1993 or 1994.

Recognition of Income on Loans: Interest income on mortgage loans and consumer loans is accrued over the term of the loans. Unearned interest on some home improvement loans is recognized as income over the term of the loans on a level
yield   method.  Loan fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as an adjustment to interest income using a method which approximates a level yield. Loans are placed on non-accrual status when the collection of interest becomes doubtful.



                                  FINANCIALS
                                  __________

                                      32                          F-32

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

Real Estate Owned: Real estate acquired through foreclosure or deed-in-lieu-of-foreclosure is stated at the lower of cost (fair value at the time of foreclosure) or fair value less estimated costs to sell. Future declines in value, if any, are charged to operations through a provision for loss on real estate owned. The costs of holding the real estate are charged to operations while major improvements that increase fair value are capitalized.

Office Properties and Equipment: Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods, with useful lives of twenty-five to forty years for buildings and three to ten years for furniture and equipment. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

Pension Plan: The Bank maintains, through the Financial Institutions Retirement Fund, a non-contributory pension plan for all full-time employees. The Bank's policy is to fund pension costs accrued.

Change in Accounting for Income Taxes: Effective July 1, 1993, the Corporation adopted Financial Accounting Standard No. 109, 'Accounting for Income Taxes', which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The $80,000 cumulative effect of the accounting change on years prior to July 1, 1993 is included in 1994 net income.

Income Taxes: Deferred tax liabilities and assets are determined at each balance sheet date. They are measured by applying enacted tax laws to future amounts that will result from differences in the financial statement and tax bases of assets and liabilities. Recognition of deferred tax assets is limited by the establishment of a valuation allowance to adjust deferred tax assets to the net amount that is more likely than not to be realized. In years prior to 1994, the Corporation recorded tax expense based on the effect of timing differences on taxable income during the year the timing differences arose or reversed.

Financial Statement Presentation: Certain items in the 1992 and 1993 consolidated financial statements have been reclassified to correspond with 1994 presentation. These reclassifications had no impact on net income or equity.

                                  FINANCIALS
                                  __________

                                      33                          F-33

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994



               NOTE 2 - INVESTMENT SECURITIES

               The amortized cost and estimated market values of investment securities at June 30, 1993 and 1994 are as follows:



                                                                                           1993
                                                            ----------------------------------------------------------------------
                                                                              GROSS UNREALIZED  GROSS UNREALIZED  ESTIMATED MARKET
                                                            AMORITIZED COST         GAINS            LOSSES            VALUE
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies.................................  $ 13,726,128      $   421,860      $   (23,233)      $  14,124,755
Obligations of states and political subdivisions............       250,000                -                -             250,000
Corporate securities........................................       701,105           51,284                -             752,389
                                                             ---------------   -------------    --------------    ----------------
                                                              $ 14,677,233      $   473,144      $   (23,233)      $  15,127,144
                                                             ===============   =============    ==============    ================


                                                                                           1994
                                                            ----------------------------------------------------------------------
                                                                              GROSS UNREALIZED  GROSS UNREALIZED  ESTIMATED MARKET
                                                            AMORITIZED COST         GAINS            LOSSES            VALUE
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies.................................  $ 15,991,004      $    86,998      $  (287,752)      $  15,790,250
Obligations of states and political subdivisions............       750,000                -          (13,637)            736,363
Corporate securities........................................       812,895           22,393                -             835,288
                                                             ---------------  ---------------   ---------------   ----------------
                                                              $ 17,553,899      $   109,391      $  (301,389)      $  17,361,901
                                                             ===============  ===============   ===============   ================


              The amortized cost and estimated market value of investment securities at June 30, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                                ESTIMATED MARKET
                                                                               AMORTIZED COST        VALUE
                             Due in one year or less..........................  $  5,024,143     $  5,020,399
                             Due after one year through five years............    11,980,480       11,801,073
                             Due after five years through ten years...........       549,276          540,429
                                                                               --------------   --------------
                                                                                $ 17,553,899     $ 17,361,901
                                                                               ==============   ==============

              Information about sales of investment securities and mortgage-backed investments is as follows:



                                                                1992             1993           1994
                             Gross proceeds................. $ 7,265,052       $       -       $       -
                             Gross gains....................      98,492               -               -
                             Gross losses...................      47,581               -               -


              Sales initiated during 1992 were part of a plan designed by Management in response to the decline of market interest rates to historically low levels. Long-term fixed rate investments were sold and replaced with short and intermediate term investments, thus restructuring the maturity profile of the Bank's investment portfolio and enhancing its ability to manage interest rate risk in the future.

              Investment securities with a book value of approximately $4,123,000 and $4,173,000 at June 30, 1993 and 1994, respectively, were pledged to secure outstanding repurchase agreements.

                                  FINANCIALS
                                  ----------
                                       34                          F-34

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994



               NOTE 3 - MORTGAGE-BACKED SECURITIES

               At June 30, 1993 and 1994, the amortized cost and estimated market value of mortgage-backed securities were as follows:


                                                                                   1993
                                          -----------------------------------------------------------------------------------------
                                                                   GROSS UNREALIZED       GROSS UNREALIZED       ESTIMATED MARKET
                                              AMORTIZED COST             GAINS                 LOSSES                  VALUE
Issued by U.S. Government agencies........  $       14,240,656      $       338,345      $       (36,466)        $       14,542,535
Issued by other financial intermediaries..             150,608                  434                    -                    151,042
                                            -------------------     -----------------     ------------------     ------------------
                                            $       14,391,264      $       338,779      $       (36,466)        $       14,693,577
                                            ===================     =================     ==================     ==================


                                                                                   1994
                                          -----------------------------------------------------------------------------------------
                                                                   GROSS UNREALIZED       GROSS UNREALIZED       ESTIMATED MARKET
                                              AMORTIZED COST             GAINS                 LOSSES                  VALUE
Issued by U.S. Government agencies........  $       8,921,388       $        78,563      $       (84,509)        $        8,915,442
Issued by other financial intermediaries..             18,114                    19                    -                     18,133
                                            -------------------     -----------------     ------------------     ------------------
                                            $       8,939,502       $        78,582      $       (84,509)        $        8,933,575
                                            ===================     =================     ==================     ==================


               At June 30, 1994, the amortized cost of mortgage-backed securities is net of $51,535 in discounts and $38,676 in premiums.



               NOTE 4 - LOANS RECEIVABLE

               Loans receivable consisted of the following:


                                                                                         1993                   1994
Real estate mortgage loans secured by one-to-four family residences.............  $       46,908,387      $       47,495,927
Real estate mortgage loans secured by other properties..........................           2,353,737               2,045,262
Real estate contracts...........................................................             823,612                 565,540
Loans on savings accounts.......................................................             885,404                 778,993
Home improvement loans..........................................................             364,765                 360,969
Consumer loans..................................................................           5,141,375               6,754,991
Commercial loans................................................................             391,468               2,050,865
Equity lines of credit..........................................................           1,759,420               2,030,849
                                                                                  ---------------------   ----------------------
        Gross loans receivable..................................................          58,628,168              62,083,396
Unearned interest and discounts.................................................             (75,084)                (34,745)
Deferred loan fees, net.........................................................              (9,238)                (22,076)
Allowance for loan losses (Note 5)..............................................            (391,024)               (384,595)
                                                                                  ---------------------   ----------------------
      Loans receivable - net....................................................  $       58,152,822      $       61,641,980
                                                                                  =====================   ======================

                                  FINANCIALS
                                  ----------
                                      35                          F-35

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994


              NOTE 4 - LOANS RECEIVABLE (Continued)

              The above totals for real estate mortgage loans secured by one-to-four family residences include loan participations sold
              (net) as follows:




                                                                  1993                1994
                   Gross loans outstanding..............  $    30,987,260      $    53,001,291
                   Sold to the FHLMC....................      (29,210,701)         (51,984,264)
                   Sold to others.......................       (1,540,003)            (844,427)
                                                          ------------------  -------------------
                      Loan participations sold (net)....  $       236,556      $       172,600
                                                          ==================  ===================


               At June 30, 1994 the balance of loans sold with recourse was $236,443.

               Certain of the Company's officers, directors, principal shareholders, and their associates were loan customers of the bank. At June 30, 1993 and 1994, loans to these individuals totaled $46,365 and $572,723, respectively.



               NOTE 5 - ALLOWANCE FOR LOAN LOSSES

               Activity in the allowance for loan losses is summarized as follows:


                                                               1992                 1993                1994
Beginning balance......................................   $       343,050      $      439,620      $      391,024
Provision for losses charged to operations.............           134,868              39,583              39,127
Loan charge-offs.......................................           (55,917)            (94,816)            (53,425)
Recoveries.............................................            17,619               6,637               7,869
                                                         -------------------  ------------------  ------------------
Ending balance.........................................   $       439,620      $      391,024      $      384,595
                                                         ===================  ==================  ==================


              At June 30, 1992, 1993 and 1994, non-accrual loans totaled approximately $228,000, $4,000 and $33,000, respectively.
              Interest income recognized on these loans was approximately $13,000, $0 and $2,000 for the years ended June 30, 1992, 1993 and
              1994. Interest that would have been earned, had the loans been accruing at their contractual rates, was approximately $21,000, $1000 and $4,000, respectively.


              NOTE 6 - OFFICE PROPERTIES AND EQUIPMENT

              A summary of office properties and equipment is as follows:


                                                               1993                 1994
                Land....................................  $      272,030       $      272,030
                Office buildings and improvements.......       2,063,145            2,068,568
                Furniture and equipment.................         672,276              725,547
                                                         -------------------  -------------------
                                                               3,007,451            3,066,145
                Less accumulated depreciation
                  and amortization......................       1,437,692            1,568,074
                                                         -------------------  -------------------
                                                          $    1,569,759       $    1,498,071
                                                         ===================  ===================



                                  FINANCIALS
                                  ----------
                                      36                          F-36

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994


NOTE 7 - ACCRUED INTEREST RECEIVABLE


                                                                                          1993            1994
Accrued interest receivable consists of:

  Interest bearing time deposits with financial institutions ......................     $ 26,470        $ 29,749
  Investment securities ...........................................................      267,037         241,301
  Mortgage-backed securities ......................................................      102,458          50,455
  Securities held for sale ........................................................        5,729           6,495
  Loans ...........................................................................      347,525         344,360
                                                                                        --------        --------
                                                                                        $749,219        $672,360
                                                                                        ========        ========

NOTE 8 - REAL ESTATE OWNED

                                                                                          1993            1994
Real estate owned consisted of the following:

Real estate acquired through foreclosure...........................................     $ 19,403        $ 27,597
Real estate in judgement...........................................................      201,407          47,481
Real estate in process of foreclosure..............................................       11,278          88,705
                                                                                        --------        --------
                                                                                        $232,088        $163,783
                                                                                        ========        ========

NOTE 9 - DEPOSITS

                                                                                          1993            1994
Deposits are summarized as follows:

  Demand deposit accounts..........................................................  $15,622,592      $16,621,849
  Passbook savings.................................................................    8,413,683        8,967,403
  Certificates of deposit..........................................................   73,332,034       68,052,174
                                                                                     -----------      -----------
                                                                                     $97,368,309      $93,641,426
                                                                                     ===========      ===========


                                  FINANCIALS
                                  __________

                                     37                                   F-37

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994

NOTE 9 - DEPOSITS (Continued)

Deposit balances by interest rate are summarized as follows:

                                                                     1993                1994

Noninterest-bearing accounts ..................................   $ 1,719,614        $ 1,748,931
                                                                  -----------        -----------
NOW accounts and MMDA's 2.50 - 3.80% ..........................    13,902,978         14,872,918
                                                                  -----------        -----------
Passbook savings - 2.75% ......................................     8,067,062          8,590,455
                   3.00 - 3.50% ...............................       346,621            376,948
                                                                  -----------        -----------
                                                                    8,413,683          8,967,403
                                                                  -----------        -----------
Certificates of deposit
    2.55 - 3.49% ..............................................    20,937,515         21,391,375
    3.50 - 5.50% ..............................................    23,123,949         25,267,544
    5.51 - 6.75% ..............................................    11,850,908          9,485,713
    6.76 - 8.75% ..............................................    13,907,147          8,990,687
    8.76 - 10.75% .............................................     3,412,515          2,816,855
    10.76 -12.75% .............................................       100,000            100,000
                                                                  -----------        -----------
                                                                   73,332,034         68,052,174
                                                                  -----------        -----------
                                                                  $97,368,309        $93,641,426
                                                                  ===========        ===========
Weighted-average interest rate of certificates of deposit......          5.16%              4.89%
                                                                  ===========        ===========

At June 30, 1993 and 1994, certificates of deposit had the following maturities:

                                                                     1993                1994

Within one year...............................................    $42,565,920        $40,694,788
Within two years..............................................     13,107,261         11,507,418
Within three years............................................      7,898,311          5,328,243
Beyond three years............................................      9,760,542         10,521,725
                                                                  -----------        -----------
                                                                  $73,332,034        $68,052,174
                                                                  ===========        ===========

The aggregate amount of certificates of deposit in denominations of $100,000 or more was approximately $8,833,000 and $8,824,000 at June 30, 1993 and 1994, respectively.

An analysis of interest expense on deposit accounts is as follows:



                                                 1992                 1993               1994
NOW accounts and MMDA's......................  $  599,646          $  474,211         $  423,064
Passbook savings.............................     290,077             241,187            226,793
Certificates of deposit......................   5,598,249           4,204,953          3,490,686
                                               ----------          ----------         ----------
                                               $6,487,972          $4,920,351         $4,140,543
                                               ==========          ==========         ==========

                                  FINANCIALS
                                  __________

                                      38                                    F-38

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994


NOTE 10 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Indianapolis are as follows:


  MATURITY DATE                 INTEREST RATE          1993            1994
  May 27, 1996.................     8.50%          $ 1,000,000      $ 1,000,000
  February 5, 2002.............     7.64%            2,000,000        2,000,000
                                                   -----------      -----------
                                                   $ 3,000,000      $ 3,000,000
                                                   ===========      ===========


Both advances are secured by a blanket collateral agreement on the Bank's qualified mortgage loans and investments. No principal payments are required prior to maturity.

NOTE 11 - REPURCHASE AGREEMENTS

The Bank enters into retail repurchase agreements with its customers. Such agreements, essentially, represent borrowings by the Bank from its customers and are accounted for as such. The Bank pledges certain of its investment securities as collateral for those borrowings and those securities are held in a collateral pool by an independent custodian. The following presents information about the Bank's repurchase agreements at and for the years ended June 30, 1993 and 1994:

                                                           1993         1994
  At June 30,
  Weighted average interest rate of the agreements...        4.59%         4.67%
  Book value of securities pledged as collateral..... $ 4,123,000   $ 4,173,000
  Market value of securities pledged as collateral... $ 4,162,000   $ 4,097,000

  For the year ended June 30,
  Maximum month end balance outstanding.............. $ 3,637,000   $ 3,617,000
  Average balance outstanding........................ $ 2,301,000   $ 3,584,000
  Weighted average rate paid on agreements...........        4.28%         4.50%


The investments pledged include U.S. Treasury and Agency investments. The terms of the agreements offered by the Bank range from daily rollover agreements to a maximum term of one year.

NOTE 12 - RESTRICTIONS ON AVAILABILITY OF RETAINED EARNINGS

At the time of its conversion to a stock form of organization, the Bank established a liquidation account in an amount equal to its total net worth as of the date of the latest statement of financial condition appearing in the final prospectus, which was $6,537,308. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account declines annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The balance allocated to the liquidation account is not available for payment of dividends.

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) places regulatory and examination responsibility with the Office of Thrift Supervision, and insurance of deposit accounts is the responsibility of the Federal Deposit Insurance Corporation (FDIC) which also has examination authority. Under FIRREA, savings institutions insured by the FDIC must meet three regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure.


                                  FINANCIALS
                                  ----------
                                      39                           F-39

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         JUNE 30, 1992, 1993 AND 1994


NOTE 12 - RESTRICTIONS ON AVAILABILITY OF RETAINED EARNINGS (Continued)

At June 30, 1994, under these capital
requirements, the Bank had: (dollars in thousands)

                                            % OF APPLICABLE
                                  AMOUNT         ASSETS
Tangible capital................ $   10,682        9.56%
Requirement.....................      1,676        1.50
                                 ----------       -----
Excess.......................... $    9,006        8.06%
                                 ==========       =====
Core capital.................... $   10,682        9.56%
Requirement.....................      3,352        3.00
                                 ----------       -----
Excess.......................... $    7,330        6.56%
                                 ==========       =====
Risk based capital.............. $   11,056       20.38%
Requirement.....................      4,340        8.00
                                 ----------       -----
Excess.......................... $    6,716       12.38%
                                 ==========       =====


Risk based capital differs from tangible/core capital due to the inclusion of $374,000 of general loss reserves which qualify as supplemental capital, as defined by regulation.

FIRREA also includes restrictions on loans to one borrower, on certain types of investments and loans, on loans to officers, directors, and principal shareholders, on brokered deposits, and on transactions with affiliates.

FIRREA modified the Qualified Thrift Lender (QTL) test on July 1, 1991 to require that approximately 70% of assets be maintained in housing-related finance and other specified areas. This percentage was subsequently reduced to 65% by the Federal Deposit Insurance Corporation Improvement Act. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends, or the Company must convert to a commercial bank charter. Management anticipates continuing compliance with the QTL test.


NOTE 13 - INCOME TAXES

An analysis of the income tax provision is as follows:



                                        1992          1993           1994
Current income tax expense            $453,458       $447,601       $429,640
Deferred income tax (benefit)          (20,265)        16,600         15,927
                                      --------       --------       --------
                                      $433,193       $464,201       $445,567
                                      ========       ========       ========


Income tax expense applicable to securities transactions was approximately $19,000, $5,000 and $-0- for 1992, 1993 and 1994, respectively.

Principal components of the deferred income tax provision are the tax effects of timing differences related to the loan loss provision and to loan fee recognition. No individual components are significant.

                                  FINANCIALS
                                  ----------
                                      40                          F-40

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         JUNE 30, 1992, 1993 AND 1994


NOTE 13 - INCOME TAXES (Continued)

The difference between the financial statement income tax provision and amounts computed using the statutory federal tax rate of 34% is reconciled as follows:



                                                                                         1992            1993        1994
Income tax provision computed at statutory rate ...................................    $288,578       $445,359     $375,769
Benefit of capital loss carryback .................................................           -        (35,290)           -
Add (subtract) tax effect of
  Tax exempt income ...............................................................     (11,361)        (5,799)      (6,431)
  Non deductible expense ..........................................................       2,434            870          965
  Provision for losses on loans and real estate owned .............................     115,905         12,703            -
  Tax bad debt deduction ..........................................................     (27,333)       (33,861)           -
  State tax (net of federal tax benefit) ..........................................      67,486         78,362       67,131
  Other ...........................................................................      (2,516)         1,857        8,133
                                                                                       --------       --------     --------
                                                                                       $433,193       $464,201     $445,567
                                                                                       ========       ========     ========

The net deferred tax liability reflected in the June 30, 1994 consolidated balance sheet is comprised of the following components:

        Deferred tax assets from:
          Provision for loan losses ...................................  $ 37,628
          Deferred compensation plans .................................    28,976
          Other .......................................................    10,030
                                                                         --------
                                                                           76,634
        Deferred tax liabilities for:
          FHLB stock dividends ........................................   (70,508)
          Other........................................................    (7,095)
                                                                         --------
                                                                          (77,603)
        Valuation allowance for deferred tax assets ...................        -
                                                                         --------
                                                                         $   (969)
                                                                         ========

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts in excess of the provision for such losses charged against income in the financial statements, if any. This portion of retained earnings is considered to be restricted because if, in the future, it is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates. In accordance with FAS No. 109, the Bank has not recorded a tax liability for $2,861,000 of the tax reserve which accumulated prior to January 1, 1988. At current tax rates, the tax due on that amount would total $973,000.



                                  FINANCIALS
                                  __________

                                      41                          F-41

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1992, 1993 and 1994

NOTE 14 - BENEFIT PLANS

The Bank provides a non-contributory pension plan through the Financial Institutions Retirement Fund covering all full-time employees. As a multiple-employer plan, separate actuarial valuations are not made with respect to the Bank, nor are the plan assets so segregated. The Bank's policy is to fund pension costs accrued. The market value of the plan's total assets exceeded the total plan vested benefits as of June 30, 1993 and 1994. There was no contribution due to the retirement fund for either year because of the Retirement Fund's full funding status.

In November 1992, the Bancorp's shareholders approved a Stock Option Plan which reserved 46,000 shares of Common Stock for granting options to directors and officers of the Companies. Under the terms of the plan, options would be granted at values not less than the fair market value of the shares at the date of the grant. Options must be exercised within ten years of grant. Effective September 9, 1992, the date the conversion was consummated, there were 30,410 options granted at a price of $10 per share. During 1994, there were 2,817 options exercised. No new options were granted.

In conjunction with the completion of the conversion, the Bancorp established a Management Recognition and Retention Plan that awarded 13,110 shares of stock to certain officers and directors of the Bank. The stock awarded under the plan is restricted as to certain rights at the time of issuance. These restrictions are removed over a two year period for directors and a four year period for officers. The cost of these shares is amortized, using an accelerated method, over the vesting periods described above.


NOTE 15 - EARNINGS PER SHARE

Earnings per common share have been computed based on the weighted average number of shares outstanding during the year presented. The number of shares used in the computation of earnings per common share was 460,000 for 1993 and 448,957 for 1994. The unexercised stock options discussed in Note 14 were not materially dilutive and, accordingly, were not considered in computing earnings per share.


NOTE 16 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank, in the ordinary course of business, has loans, commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments is represented by the contractual amounts of those instruments. The Bank uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

These financial instruments are summarized as follows:


                                                                  JUNE 30, 1993              JUNE 30, 1994
  Commitments to sell fixed rate loans .......................      $2,550,000                 $1,345,650

  Commitments to make fixed rate loans .......................       3,448,000                  2,537,075

  Commitments to make adjustable rate loans ..................               -                    467,470

  Unused portions of lines of credit .........................       1,978,000                  2,928,730



Commitments to make fixed rate loans are, generally, for 30 days. Rates on the above fixed rate loan commitments range between 6.99% and 8.25% for June 30, 1993 and between 8.875% and 3.99% for June 30, 1994.

Since many commitments to make loans expire without being used, the amounts do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

The Bank is required to maintain a deposit balance with the Federal Reserve of $125,000 at June 30, 1994.

                                  FINANCIALS
                                  __________

                                      42                          F-42

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Years ended June 30, 1992, 1993 and 1994


NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS

The condensed financial statements of the Bancorp are as follows:


                           CONDENSED BALANCE SHEETS

As of June 30:

                                                1993           1994
ASSETS
  Cash in subsidiary bank.................. $    99,855   $     17,462
  Investment in subsidiary bank............  10,305,848     10,681,586
  Investments..............................   1,183,678      1,040,625
  Other assets.............................      18,882         82,782
                                            ------------- --------------
                                            $11,608,263   $ 11,822,455
                                            ============= ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities........................ $    (5,816)  $     (4,629)
  Shareholders' equity.....................  11,614,079     11,827,084
                                            ------------- --------------
                                            $11,608,263   $ 11,822,455
                                            ============= ==============


                        CONDENSED STATEMENTS OF INCOME

For the year ended June 30:                     1993           1994
INCOME
   Dividends from bank subsidiary           $   113,000   $    421,500
   Interest income                               37,690         44,743
   Other income                                       -          3,398
                                           ------------- --------------
     Total income                               150,690        469,641
Operating expenses                              143,407        143,508
                                           ------------- --------------
INCOME BEFORE INCOME TAX EXPENSE
 AND EQUITY IN UNDISTRIBUTED
 INCOME OF SUBSIDIARY                             7,283        326,133

Applicable income tax benefit                    41,910         37,765
                                           ------------- --------------
INCOME BEFORE EQUITY IN UNDISTRIBUTED
        INCOME OF SUBSIDIARY                     49,193        363,898

Equity in undistributed income of subsidiary    676,421        375,738
                                           ------------- --------------
NET INCOME                                  $   725,614   $    739,636
                                           ============= ==============



                                  FINANCIALS
                                  ----------
                                      43                          F-43

                        UNITED FINANCIAL BANCORP, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   Years ended June 30, 1992, 1993 and 1994


NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                      CONDENSED STATEMENTS OF CASH FLOWS


For the year ended June 30:                                       1993           1994
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income..............................................   $   725,614     $  739,636
   Adjustments to reconcile net income to cash.............
     Equity in undistributed income of subsidiary..........      (676,421)      (375,738)
     Amortization expense (net)............................        82,679         61,474
     Change in other assets................................      (149,982)       (63,900)
     Change in other liabilities...........................        (5,816)         1,187
                                                             --------------  --------------
       Net cash from operating activities..................       (23,926)       362,659

CASH FLOWS FROM INVESTING ACTIVITIES
   Net change in short-term investments....................             -        (77,571)
   Purchase of investments.................................    (1,433,109)      (331,436)
   Maturity of investments.................................       230,000        534,000
                                                             --------------  --------------
       Net cash from investing activities..................    (1,203,109)       124,993

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock................................     4,229,972              -
   Exercise of stock options...............................             -         28,170
   Repurchase of common stock..............................             -       (463,450)
   Dividends paid..........................................       (69,000)      (134,765)
   Investment in subsidiary................................    (2,834,082)             -
                                                             --------------  --------------
       Net cash from financing activities..................     1,326,890       (570,045)
                                                             --------------  --------------
Net change in cash.........................................        99,855        (82,393)

Cash at beginning of year..................................             -         99,855
                                                             --------------  --------------
CASH AT END OF YEAR........................................   $    99,855    $    17,462
                                                             ==============  ==============

                                  FINANCIALS
                                  ----------
                                      44                          F-44

                           SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders of United Financial Bancorp, Inc. will be conducted October 19, 1994 at 10:00 a.m. at the Beckes Student Union on the campus of Vincennes University, North Second Street in Vincennes, Indiana.


ANNUAL REPORT ON FORM 10-K

Shareholders may obtain, without charge, a copy of the annual report on Form 10-K filed by United Financial Bancorp, Inc. with the Securities and Exchange Commission. Please direct your requests to Investor Relations, United Financial Bancorp, Inc., P.O. Box 1217, Vincennes, IN 47591.


STOCK TRADING INFORMATION

United Financial Bancorp, Inc. common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers' Automated Quotations (NASDAQ) Small Cap System under the symbol UNFB. The listing found in most newspaper financial sections is UtdFnBc. On June 30, 1994, there were 439,817 shares of common stock issued and outstanding, which were held of record by approximately 475 shareholders. This does not include the number of persons whose stock is in nominee or 'street name' accounts through brokers.

The following table sets forth, for the period shown, the high and low prices of the common stock. The prices reflect inter-dealer quotations without retail mark-up, mark-down, or commissions and do not necessarily represent actual transactions.


  FISCAL QUARTER                                                     DIVIDEND DECLARED
      ENDED                          HIGH                 LOW           (PER SHARE)
SEPTEMBER 30, 1992
  (FROM SEPTEMBER 10).............. $12.75              $11.25
DECEMBER 31, 1992.................. $14.25              $11.50
MARCH 31, 1993..................... $18.25              $14.00             $.075
JUNE 30, 1993...................... $17.50              $16.25             $.075

SEPTEMBER 30, 1993................. $20.25              $16.50             $.075
DECEMBER, 31, 1993................. $21.25              $18.75             $.075
MARCH 31, 1994..................... $20.00              $17.25             $.075
JUNE 30, 1994...................... $19.50              $16.00             $.075


TRANSFER AGENT                          SPECIAL COUNSEL
Bank One, Indianapolis, NA              Silver, Freedman & Taff
Bank One Center/Tower                   1100 New York Avenue, N.W.
111 Monument Circle - Suite 1611        Washington, D.C. 20005
Indianapolis, Indiana 46204
1-800-753-7107
                                        GENERAL COUNSEL
ACCOUNTANTS                             Kimmell & Cummings
Crowe, Chizek and Company               112 N. 7th St.
2100 Market Tower                       Vincennes, Indiana 47591
10 West Market Street
Indianapolis, Indiana 46204

                        UNITED FINANCIAL BANCORP, INC.
                        ______________________________

                               619 Main Street
                           Vincennes, Indiana 47591
                                (812) 882-9310

                                  FORM 10-QSB
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

   [X]                 Quarterly Report Under Section 13 or 15 (d)
                     of the Securities Exchange Act of 1934
                        For Quarter Ended March 31, 1995

   [ ]                  Transition Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934
                 For the transition period from _____ to ______

                         Commission file number 0-20374

                         UNITED FINANCIAL BANCORP, INC.
       (Exact name of small business issuer as specified in its charter)

         DELAWARE                                        35-1857891
  (State of incorporation)                           (I.R.S. Employer
                                                      Identification No.)

                       P.O. Box 1217, Vincennes, Indiana
                    (Address of principal executive office)
                                     47591
                                   (Zip Code)

                                  812-882-9310
                (Issuer's telephone number, including area code)

Indicate by check mark whether the issuer (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements
for the past 90 days.  Yes   X     No _____

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

        CLASS                         OUTSTANDING AT MARCH 31, 1995
        -----                         -----------------------------

  common stock, .01 par value                   459,361


Transitional Small Business Disclosure Format:   Yes ____    No   X

                                   FORM 10-Q

                                     INDEX

Part I. Financial Information:

     Item 1.   Financial Statements:

               Consolidated Statements of Condition             3

               Consolidated Statements of Income                4-5

               Consolidated Statements of Changes in
               Stockholders' Equity                             6

               Consolidated Statements of Cash Flows            7

               Notes to Consolidated Financial Statements       8-9

     Item 2.   Management's Discussion and Analysis of
               Financial Condition and Results of
               Operations                                     10-13

Part II. Other information:

     Item 1.   Legal Proceedings                                14

     Item 2.   Changes in Securities                            14

     Item 3.   Defaults upon Senior Securities                  14

     Item 4.   Submission of Matters to a Vote of
               Security Holders                                 14

     Item 5.   Other Information                                14

     Item 6.   Exhibits and Reports on Form 8-K                 14

               Signatures                                       15

                         PART I, FINANCIAL INFORMATION
                          ITEM 1: FINANCIAL STATEMENT
                         UNITED FINANCIAL BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CONDITION
                             (Dollars in thousands)

                                                              MARCH 31,   JUNE 30,
                       ASSETS                                  1995         1994
                                                              --------    --------
Cash and due from banks                                     $   1,219    $   1,259
Short term money market investments                             2,475        5,222
                                                            ---------    ---------
                                                                3,694        6,481
Interest bearing deposits                                       5,499       12,331
Available for sale (AFS) securities (Note 2)                    6,275        1,091
Investment securities                                          19,086       26,494
Loans held for sale                                               566        1,046
Loans                                                          71,404       62,027
   Allowance for loan losses                                     (375)        (385)
                                                            ---------    ---------
     Net loans                                                 71,029       61,642
Premises & equipment                                            1,590        1,498
Accrued interest receivable                                       649          672
Other assets                                                    1,589        1,427
Real estate owned                                                  29          164
                                                            ---------    ---------
  Total assets                                              $ 110,006    $ 112,846
                                                            =========    =========
                       LIABILITIES
Deposits:
   Demand                                                   $  13,683    $  16,622
   Savings                                                      7,972        8,968
   Time                                                        68,327       68,052
                                                            ---------    ---------
                                                               89,982       93,642
Repurchase agreements                                           3,394        3,514
Federal Home Loan Bank advances                                 3,000        3,000
Accrued interest payable                                          210          172
Other liabilities                                               1,202          691
                                                            ---------    ---------
                                                               97,788      101,019
           SHAREHOLDERS' EQUITY
Common stock, .01 par value; 2,000,000 shares
   authorized, 460,000 shares issued                                5            5
Additional paid-in capital                                      3,998        4,197
Retained earnings                                               8,286        8,057
Shares held by management recognition plan                        (11)         (25)
Less: Treasury stock 639 and 20,183 shares
   - at cost                                                      (13)        (407)
Net unrealized loss on AFS securities                             (47)          --
                                                            ---------    ---------
                                                               12,218       11,827
                                                            =========    =========
  Total Liabilities & Shareholders' Equity                  $ 110,006    $ 112,846
                                                            =========    =========


See notes to consolidated financial statements

                         PART I, FINANCIAL INFORMATION
                          ITEM 1: FINANCIAL STATEMENT
                         UNITED FINANCIAL BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in Thousands except Per Share Amounts)

                                               Three               Nine
                                             Months Ended       Months Ended
                                                March 31,          March 31,
                                             1995    1994       1995    1994
                                             ----    ----       ----    ----
Interest income
  Interest and fees on loans                $1,447  $1,247     $4,115  $3,844
  Interest on short term investments            35      75        139     211
  Interest and dividends on investments
     Taxable                                   465     485      1,480   1,514
     Nontaxable                                  7       7         21      12
                                            ------  ------     ------  ------
                                             1,954   1,814      5,755   5,581
Interest expense
  Interest on deposits                       1,011   1,007      2,990   3,142
  Interest on repurchase agreements
     and other borrowings                       40      40        122     122
  Interest on FHLB advances                     59      58        178     179
                                            ------  ------     ------  ------
                                             1,110   1,105      3,290   3,443
                                            ------  ------     ------  ------
Net interest income                            844     709      2,465   2,138
Provision for loan losses                        6       6         16      33
                                            ------  ------     ------  ------
                                               838     703      2,449   2,105
                                            ------  ------     ------  ------
Other income
  Service charges and fees                      34      34        103      97
  Mortgage banking revenues                     39      80        118     354
  Commission income                             80      48        222     152
  Net gain on sale of investments                0       0          0       0
  Other income                                   9      11         31      33
                                            ------  ------     ------  ------
                                               162     173        474     636
                                            ------  ------     ------  ------
Other expenses
  Salaries and employee benefits               297     293        887     831
  Occupancy and equipment expense               76      72        224     205
  Computer service expense                      54      51        153     152
  Deposit insurance assessment                  61      64        187     193
  Net expense of other real estate               3      (9)        26      (7)
  Other operating expenses                     155     173        752     521
                                            ------  ------     ------  ------
                                               646     644      2,229   1,895
                                            ------  ------     ------  ------





                                  (CONTINUED)

                         PART I, FINANCIAL INFORMATION
                          ITEM 1: FINANCIAL STATEMENT
                         UNITED FINANCIAL BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Continued)
                (Dollars in Thousands except Per Share Amounts)

                                                  Three               Nine
                                                Months Ended       Months Ended
                                                 March 31,          March 31,
                                                1995    1994       1995    1994
                                                ----    ----       ----    ----
Income before income taxes and cumulative
   effect of accounting change                  354     232        694     846
Income tax provision                            139      94        365     336
                                             ------  ------     ------  ------
Income before cumulative effect of
   accounting change                            215     138        329     510
Cumulative effect of changing to a new
   method of accounting for income taxes
   (Note 3)                                       -       -          -      80
                                             ------  ------     ------  ------
Net income                                   $  215  $  138     $  329  $  590
                                             ======  ======     ======  ======
Earnings per share (Note 4):
Primary
  Income before cumulative effect of
     accounting change                       $  .47  $  .31     $  .73  $ 1.10
  Cumulative effect of accounting change          -       -          -     .17
                                             ------  ------     ------  ------
      Net income                             $  .47  $  .31     $  .73  $ 1.27
                                             ======  ======     ======  ======
Fully Diluted
  Income before cumulative effect of
     accounting change                       $  .47  $  .31     $  .73  $ 1.10
  Cumulative effect of accounting change          -       -          -     .17
                                             ------  ------     ------  ------
      Net income                             $  .47  $  .31     $  .73  $ 1.27
                                             ======  ======     ======  ======





See notes to consolidated financial statements

                         PART I, FINANCIAL INFORMATION
                          ITEM 1: FINANCIAL STATEMENT
                         UNITED FINANCIAL BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
                             (Dollars in Thousands)


                                       1994-95         1993-94
                                       -------         -------
Balance, June 30                     $  11,827       $  11,614

Net income                                 329             590

Amortization of cost of management
   recognition plan                         14              34

Dividends                                 (100)           (102)

Purchase of treasury stock                 ---            (463)

Change in net unrealized loss on
    AFS securities                         (47)            ---

Stock options exercised                    195              28
                                     ---------       ---------
Balance, March 31                    $  12,218       $  11,701
                                     =========       =========


See notes to consolidated financial statements

                         PART I, FINANCIAL INFORMATION
                          ITEM 1: FINANCIAL STATEMENT
                         UNITED FINANCIAL BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)

                                                          Nine months ended
                                                             March 31,
                                                           1995        1994
                                                           ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                           $   329     $    590
   Adjustments to reconcile net income to cash
     from operating activities                              915         (377)
                                                        -------     --------
       Net cash from operating activities                 1,244          213
                                                        -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from maturities of investment
     and mortgage-backed securities                       4,904        6,921
   Purchase of investment and mortgage-backed
     securities                                          (2,783)      (5,089)
   Net change in loans                                   (9,290)      (1,251)
   Change in interest-bearing deposits                    6,832          618
   Property and equipment expenditures                     (197)         (33)
   Proceeds from sale of real estate owned                   15           71
                                                        -------     --------
     Net cash from investing activities                    (519)       1,237
                                                        -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net change in deposits                                (3,660)      (1,410)
   Change in repurchase agreements                         (120)          (8)
   Net change in advances from borrowers for taxes
     and insurance                                          173           95
   Dividends paid                                          (100)        (102)
   Purchase of treasury stock                               ---         (463)
   Stock options exercised (19,544 and 2,817 shares)        195           28
                                                        -------     --------
     Net cash from financing activities                  (3,512)      (1,860)
                                                        -------     --------
NET CHANGE IN CASH AND CASH EQUIVALENTS                  (2,787)        (410)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD          6,481       11,107
                                                        -------     --------

CASH AND CASH EQUIVALENTS AT END OF PERIOD              $ 3,694     $ 10,697
                                                        =======     ========


See notes to consolidated financial statements

                         PART I, FINANCIAL INFORMATION
                          ITEM 1: FINANCIAL STATEMENTS
                         UNITED FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 March 31, 1995

1. Accounting Principles

With the exception of adopting required accounting changes (See Note 2), the significant accounting policies followed by United Financial Bancorp, Inc. (the "Bancorp") and its consolidated subsidiary, United Federal Savings Bank, for interim financial reporting are consistent with the accounting policies followed for annual financial reporting. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods reported have been included in the accompanying unaudited consolidated financial statements and all such adjustments are of a normal recurring nature.

2. Changes in Accounting Method

Effective July 1, 1994, the Company changed its accounting for debt and equity securities to adopt new accounting guidance - Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, securities were classified into held-to-maturity and available-for-sale categories. Investment securities are those which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Available-for-sale securities are those which the Company may decide to sell, if needed, for liquidity, asset-liability management, or other reasons. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax.

The effect of adopting this new accounting guidance was to increase equity at July 1, 1994 by $3,000.

During the nine months ended March 31, 1995, there were no sales of available-for-sale securities. During this period, the net unrealized holding gain decreased $50,000 to a net unrealized holding loss at March 31, 1995 of $47,000. There were no sales or transfers of securities classified as held-to-maturity.

Prior to July 1, 1994, securities designated as available-for-sale were deemed held-for-sale under then-existing regulations.

Realized gains or losses are determined based on the amortized cost of the specific security sold.

Effective July 1, 1993, the Bancorp adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The adoption of FAS 109 changed the method of accounting

                         PART I, FINANCIAL INFORMATION
                          ITEM I: FINANCIAL STATEMENTS
                         UNITED FINANCIAL BANCORP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1995
                                  (Continued)

for income taxes from the deferred method to an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The effect on previously recorded deferred tax amounts at that date is reflected in the statement of income as the cumulative effect of the accounting change. The result of adopting the new standard in 1993 was an increase to net income of $80,000.

3.  Earnings per Share

Primary and fully diluted earnings per share are based on the weighted average number of shares of common stock outstanding during the period, adjusted for the effect of common stock equivalents. The stock options outstanding are considered common stock equivalents. Weighted average shares outstanding are increased by the number of shares issuable under the options, assuming full exercise, and reduced by the number of shares that could, hypothetically, be reacquired using the proceeds from the exercise of those options. The weighted average number of shares outstanding for the nine and three month periods ended March 31, 1995 were 440,200 and 452,039, respectively. The weighted average number of shares outstanding for the nine and three month periods ended March 31, 1994 were 451,993 and 438,179, respectively. The following table presents the number of shares used to compute earnings per share for the periods indicated:

                                                            Fully
                                               Primary     Diluted
                                               -------     -------
Quarter ended March 31, 1995                   458,033     458,100
Quarter ended March 31, 1994                   450,477     450,477
Nine month period ended March 31, 1995         449,606     450,262
Nine month period ended March 31, 1994         464,902     464,902

4.  Proposed Sale of the Bancorp

On December 28, 1994, the Bancorp(UNFB) executed a merger agreement with National City Bancshares, Inc. of Evansville, Indiana(NCBE). Subject to certain limitations, the agreement provides for each share of the Bancorp to be exchanged for shares of National City Bancshares with a value, as defined in the agreement, determined by an exchange ratio calculated by dividing $44.40 per UNFB share by the average price of NCBE common stock. The average price of the NCBE common stock will be based on the high and low price as reported on the NASDAQ Market System for the 20 trading days prior to the closing of the merger within a price range of $40.50 and $49.50. Consummation of the transaction requires the approval of the Bancorp's shareholders and various regulatory agencies and is subject to certain conditions.

                         PART I, FINANCIAL INFORMATION
                      ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                         UNITED FINANCIAL BANCORP, INC.
                                 March 31, 1995

FINANCIAL CONDITION:

At March 31, 1995, total assets were $110.0 million, a decrease of $2.8 million from June 30, 1994. Maturities of investment securities funded growth in the Bank's loan portfolio as well as a 3.9% decline in deposits.

Effective July 1, 1994, the Bancorp adopted Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (See
Note 2). In adopting this new method of accounting, the Bancorp designated all U.S. Treasury obligations and an investment unit trust with an approximate cost of $100,000, as available-for-sale. All other investments were designated as held-to-maturity. There were no securities identified as trading securities. At March 31, 1995, the market value of securities identified as available-for-sale was $78,000 less than their amortized cost, resulting in the carrying value of these securities being reduced by that amount and the recording of a $47,000 net unrealized loss as a reduction of shareholders' equity.

RESULTS OF OPERATIONS:

Net income for the nine months ended March 31, 1995 was $329,000 or $.73 per share, compared to $590,000 or $1.27 per share for the same period last year. The decline was substantially due to $283,000 of non-recurring expenses associated with United Financial Bancorp's pending acquisition by National City Bancshares, Inc. of Evansville, Indiana, incurred in the quarter ended December 31, 1994, some of which were not deductible for income tax purposes. Effective July 1, 1993, the Bancorp adopted FAS No.109 (see Note 3), a new method for accounting for income taxes. The cumulative effect of adopting FAS No.109 was an $80,000 positive impact on earnings for the nine month period ended March 31, 1994.

Total interest income was $5,755,000 for the nine month period ended March 31, 1995, up 3.1% compared to $5,581,000 for the nine month period ended March 31, 1994. This increase in interest income was due primarily to the retention of new loans originated during the period with terms of 15 years or less. The retention of these loans increased loans outstanding $9,377,000, up 15.1% from June 30, 1994. These loans were funded by maturities of investment securities and interest-bearing deposits with financial institutions, as well as funds formerly deposited in short-term accounts. The rates at which these loans were made were higher than the maturing investments used to fund them, resulting in the increase in interest income. Total interest expense for the nine months ended March 31, 1995 was $3,290,000, a decrease of 4.4%, or $153,000 from $3,443,000 for the same period in 1994. This was due to a decline in the Bank's deposits as management sought to control the cost of funds. Interest on deposits declined 4.8% to $2,990,000 for the nine month period ended March 31, 1995 from $3,142,000 for the same period last year. The increase in interest

                         PART I, FINANCIAL INFORMATION
                      ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                         UNITED FINANCIAL BANCORP, INC.
                                 March 31, 1995
                                  (Continued)

income, coupled with the decrease in interest expense, resulted in an increase in net interest income to $2,465,000 for the nine months ended March 31, 1995, up 15.3% from $2,138,000 for the same period last year. The Bancorp's net interest margin increased to 3.05% for the nine month period ended March 31, 1995 from 2.53% for the nine months ended March 31, 1994.

The provision for loan losses was $16,000 for the nine month period ended March 31, 1995 compared to $33,000 for the same period last year. At March 31, 1995 the Bancorp had $6,000 in non-performing loans. Real estate owned was $29,000 at March 31, 1995, down from $164,000 at June 30, 1994. For the nine month period ended March 31, 1994, the Bank recorded net charge-offs of only $25,000. Management believes the current balance in the loan loss reserve is adequate. The adequacy of the loan loss reserve, evaluated on a quarterly basis by management, is impacted by the economy, changes in real estate values and interest rates, the relative mix of the Bank's loan portfolio and management's expectations about the future.

In total, other income decreased $162,000, or 25.5%, from $636,000 for the nine months ended March 31, 1994 to $474,000 for the same period in 1995. Mortgage banking revenues for the nine months ended March 31, 1995 were $118,000 as compared to $354,000 for the nine month period ended March 31, 1994. This decrease resulted primarily from two factors. First, beginning in April 1994, management decided to retain substantially all fixed rate loans with original terms of less than 15 years (as well as bi-weekly payment loans) in the Bank's portfolio. Prior to that time, substantially all fixed rate loans with terms of ten years or more were sold in the secondary market. In addition, as interest rates began to increase during 1994, loan origination volume, in general, declined and consumer preference shifted somewhat toward adjustable rate products, all of which are retained in the Bank's loan portfolio. Currently, substantially all newly originated fixed-rate mortgage loans (except for bi-weekly loans) with terms of 15 years or more have been sold in the secondary market. At March 31, 1995, the Bancorp had $566,000 of loans held for sale. This decrease was somewhat off-set by commission income increasing to $222,000 for the nine month period ended March 31, 1995 from $152,000 for the same period last year. This increase was due primarily to the acquisition of the Rose Insurance Agency in March 1994 by Unifed, Inc. and the addition of an experienced insurance agent in May 1994.

In total, other expenses increased $334,000, or 17.6%, for the nine month period ended March 31, 1995 as compared to the same period in 1993. Salaries and employee benefits increased 6.7%, from $831,000 for the nine months ended March 31, 1994, to $887,000 for the same period this year. This increase was due to normal salary increases for employees and the addition of staff in Unifed, Inc. Occupancy

                         PART I, FINANCIAL INFORMATION
                      ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                         UNITED FINANCIAL BANCORP, INC.
                                 March 31, 1995
                                  (Continued)

and equipment expense increased 9.3%, to $224,000, for the nine month period ended March 31, 1995, due in part to the loss of rental income from the branch office closed during the period. Other operating expenses increased from $521,000 for the nine month period ended March 31, 1994 to $752,000 for the same period ended March 31, 1995. This increase was due primarily to $283,000 in expenses relating directly to the pending merger of United Financial Bancorp, Inc. with National City Bancshares, Inc. (See Note 4). The expenses included legal and professional fees for the Bancorp's counsel and other advisors. Certain of these fees are contingent upon the consummation of the sale of the Bancorp, but have been currently accrued based on management's expectation that they will, ultimately, be payable. Without these expenses, other operating expenses would have been $469,000, or 10.0% less than for the same period last year. This $52,000 decline was due primarily to a general reduction in expenses, including expenses incurred primarily to generate certain loan originations.

Interest income for the quarter ended March 31, 1995 increased to $1,954,000, up 7.7% for the same quarter last year. This increase was due to management's decision to retain mortgage loans with terms of 15 years or less originated in the period April 1994 through January 1995 in the portfolio where, in the same period last year, these loans would have been sold in the secondary market. By retaining these loans, the Bank was able to increase interest income as assets earning a lower interest rate, such as short-term investments and interest bearing accounts with financial institutions were redeployed in higher earning mortgage loans. In January 1995, management determined that volume of loans had reached the desired level and re-instituted the policy of selling new loans originated with terms of 15 years or longer in the secondary market. Interest expense remained relatively unchanged from the quarter ended March 31, 1994 to the same quarter in 1995. Although rates paid on deposits with the Bank increased from the quarter ended March 31, 1994 to the quarter ended March 31, 1995, a decline in the balance of deposits over the same period of time resulted in little increase in expense.

Other income for the quarter ended March 31, 1995 declined 6.4%, to $162,000 compared to $173,000 for the same quarter last year. The decline in mortgage banking revenues from $80,000 for the quarter ended March 31, 1994 to $39,000 for the same quarter this year was somewhat off-set by a 66.7% increase in commissions to $80,000, up from $48,000 for the same quarter a year ago.

Other expenses increased $2,000 for the period ended March 31, 1995 from the same quarter last year. Increases in salaries and employee benefits, occupancy and equipment, and net expenses of other real estate owned were somewhat off-set by a 10.4% decline in other operating expenses to $155,000, down from $173,000 for the quarter ended March 31, 1994. This was due, in large part, to a

                         PART I, FINANCIAL INFORMATION
                      ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                         UNITED FINANCIAL BANCORP, INC.
                                 March 31, 1995
                                  (Continued)


general reduction in expenses, including expenses incurred to generate loan originations.

LIQUIDITY:

The Bancorp's liquidity is a measurement of its ability to raise cash when needed without an adverse impact on earnings. Primary sources of asset liquidity are securities maturing within one year and all time or demand deposits in banks. Federal regulations require the Bank to maintain minimum levels of liquid assets. The current regulation requires the maintenance of liquid assets totalling at least 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less. At March 31, 1995, the Bank's liquid assets (as defined) totalled $14.5 million or 15.8%.

CAPITAL RESOURCES:

The Bancorp's equity totalled $12,218,000 at March 31, 1995, compared to $11,827,000 at June 30, 1994. The majority of the change came from $329,000 net income recorded for the nine month period ended March 31, 1995. During the nine month period ended March 31, 1995, 19,544 options were exercised, which increased equity by $195,000. At March 31, 1995, 8,049 options remained outstanding. Federally insured savings associations, such as the Bank, are required to maintain minimum levels of regulatory capital. The regulations currently require tangible capital (as defined) to total assets (as defined) to be at least 1.5%, core capital (as defined) to total assets (as defined) to be at least 3%, and risk-based capital (as defined) to risk-based assets (as defined) to be at least 8.0%. At March 31, 1995, the Bank's capital ratios were as follows:

                                     Amount               % of
                                (in thousands)     Applicable Assets
                                --------------     -----------------
  Tangible capital                 $ 10,944             10.04 %
  Requirement                         1,636              1.50
                                   --------             -----
  Excess                           $  9,308              8.54 %
                                   ========             =====
  Core capital                     $ 10,944             10.04 %
  Requirement                         3,271              3.00
                                   --------             -----
  Excess                           $  7,673              7.04 %
                                   ========             =====
  Risk based capital               $ 11,298             19.79 %
  Requirement                         4,568              8.00
                                   --------             -----
  Excess                           $  6,730             11.79 %
                                   ========             =====

Tangible and core capital differ from risk based capital due to the inclusion of $354,000 of general loan loss reserve.

                           PART II, OTHER INFORMATION
                         UNITED FINANCIAL BANCORP, INC.
                                 March 31, 1995

Item 1. LEGAL PROCEEDINGS

The Bancorp is not a party to any pending legal proceedings before any court, regulatory and administrative agency or other tribunal. Further, the Bancorp is not aware of any litigation which is threatened against it in any court, regulatory and administrative agency or other tribunal.

As part of its ordinary course of business, the Bank is party to several lawsuits involving a variety of claims and in the collection of delinquent accounts. All such litigation is incidental to the Bank's business. No litigation is pending or threatened against the Bank in which the Bank faces potential loss or exposure which would have a material effect upon the financial condition of the Bank. The Bancorp and the Bank are not involved in any administrative or judicial proceedings arising under any Federal, State, or local provisions which have been enacted or adopted to regulate the discharge of materials into the environment or otherwise relating to the protection of the environment.

Item 2. CHANGES IN SECURITIES

None to be reported.

Item 3. DEFAULTS UPON SENIOR SECURITIES

None to be reported.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None to be reported.

Item 5. OTHER INFORMATION

None to be reported.

Item 6. EXHIBITS AND REPORTS ON FORM 8-K

  A.  Exhibits - None to be reported.

  B. Form 8-K - An 8-K, dated January 5, 1995, announced that, on December 28, 1994, a definitive agreement had been reached for National City Bancshares, Inc. to acquire the Registrant.

                           PART II, OTHER INFORMATION
                         UNITED FINANCIAL BANCORP, INC.
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                         UNITED FINANCIAL BANCORP, INC.
                                  (Registrant)


Date  May 5, 1995                     Janice L. Beesley
      ------------                    ---------------------------------
                                          Janice L. Beesley, President
                                          (Principal Executive Officer)


Date  May 5, 1995                     W. Terry Allen
      ------------                    ---------------------------------
                                          W. Terry Allen
                                          Treasurer (Principal Financial and
                                          Accounting Officer)



                                 Page 15 of 15

                                                                      APPENDIX A

                                MERGER AGREEMENT

         This is a MERGER AGREEMENT dated December 28, 1994, between National City Bancshares, Inc. (hereinafter called "NCBE") and United Financial Bancorp, Inc. (hereinafter called "United").

                                  WITNESSETH:

         NCBE is a corporation duly organized under the laws of the State of Indiana. Its principal office is located at 227 Main Street, Evansville, Vanderburgh County, Indiana. As of September 30, 1994, NCBE had authorized capital stock consisting of 5,000,000 shares of common stock, par value $3.33 1/3 per share, ("NCBE Common Stock") of which a total of 3,693,254 shares were issued and outstanding and none were shares of treasury stock owned by NCBE. NCBE owns all of the outstanding capital stock of The National City Bank of Evansville, Evansville, Indiana; The Peoples National Bank of Grayville, Grayville, Illinois; The Farmers and Merchants Bank, Fort Branch, Indiana, First Kentucky Bank, Sturgis, Kentucky; Lincolnland Bank, Dale, Indiana; The State Bank of Washington, Washington, Indiana; The Spurgeon State Bank, Spurgeon, Indiana; Pike County Bank, Petersburg, Indiana; and The Bank of Mitchell, Mitchell, Indiana, (hereinafter referred to as "NCBE Banks") and NCBE Leasing Corp., Evansville, Indiana; and

         United is a corporation duly organized under the laws of the State of Delaware. Its principal office is located at 619 Main Street, Vincennes, Indiana. As of September 30, 1994, United had authorized capital stock consisting of: (i) 2,000,000 authorized shares of common stock, $.01 par value per share ("United Common Stock"), of which (a) 440,712 shares were issued and outstanding; and (b) 19,288 were shares of treasury stock owned by United, and
(ii) 500,000 shares of preferred stock, none of which were either issued and outstanding or were shares of treasury stock owned by United. United owns all of the outstanding capital stock of

United Federal Savings Bank of Vincennes, a federal savings bank, (hereinafter referred to as "United Bank").

         The Board of Directors of NCBE and the Board of Directors of United, respectively, have unanimously approved the entering into of this Merger Agreement and have authorized the execution and delivery of this Merger Agreement. From and after the time the merger of United into NCBE shall become effective, the "Merger" as defined in Section 1 of this Merger Agreement, and as and when required by this Merger Agreement, NCBE will issue shares of NCBE Common Stock in exchange for all of the issued and outstanding shares of United Common Stock in accordance with the provisions hereinafter set forth. It is understood by each of the parties hereto that NCBE seeks to acquire United and all of the operating assets of United including United Bank and the entities and assets which United or United Bank own or may acquire prior to the time the Merger shall become effective, through the Merger of United with and into NCBE under the charter of NCBE. At the effective time of the Merger United Bank will remain an independent operating subsidiary of NCBE. The parties will exert their best efforts to obtain such regulatory approvals and to complete such other actions as are necessary or appropriate to effect the Merger.

         In consideration of mutual covenants and premises herein contained, NCBE and United hereby make this Merger Agreement and prescribe the terms and conditions of the Merger and the mode of carrying the Merger into effect as follows:

1. Merger. Subject to the terms and conditions hereinafter set forth, United shall be merged with and into NCBE under the Articles of Incorporation of NCBE pursuant to and in accordance with the applicable provisions of the laws of the States of Indiana and Delaware.

2. Name. The name of the surviving corporation (hereinafter called the "Surviving Corporation" whenever reference is made to it as of the time the Merger shall become effective, as hereinafter provided, or thereafter) shall be "National City Bancshares, Inc."

3.       Business.  The business of NCBE as the Surviving Corporation shall be
         that of a financial institution holding company.   The  Surviving
         Corporation shall exist by virtue of, and be governed by the laws of the State of Indiana, shall have its registered office in Indiana at 227 Main Street, Evansville, Vanderburgh County, Indiana and shall have its principal office at that same location.

4. Effective Time of Merger: Articles of Merger. The Merger shall become effective upon the filing of the appropriate Articles of Merger with the appropriate state authorities (the "time the Merger shall become effective") in accordance with applicable provisions of the laws of the States of Indiana and Delaware.

         The Articles of Incorporation of NCBE in effect immediately prior to the time the Merger shall become effective, shall be the Articles of Incorporation of the Surviving Corporation, and the Bylaws of NCBE in effect immediately prior to the time the Merger shall become effective, shall be the Bylaws of the Surviving Corporation.

5. Effect of Merger. At the time the Merger shall become effective, the separate corporate existence of United and NCBE, respectively, shall, in accordance with applicable provisions of the laws of the State of Indiana and the State of Delaware, be merged into and continued in NCBE as the Surviving Corporation with the effect as provided by
         Section 23-1-40-6 of the Indiana Business Corporation Law and the provisions of Section 252 of the Delaware General Business Corporation Law.

6. Liabilities upon Merger. The Surviving Corporation shall be responsible for all of the liabilities and obligations of each of the corporations so merged in the same manner and to the same extent as if such single corporation had itself incurred the same or contracted therefore.

7.       Conversion of Shares.

         (a)     At the time the Merger shall become effective;

                 (i) All of the outstanding shares of United Common Stock, other than Dissenting Shares (as defined in Section 11 hereof), shall be converted into and exchanged for shares of NCBE Common Stock (or cash for fractional shares) in accordance with the Exchange Ratio (as defined herein). In determining the total number of shares of NCBE Common Stock to be issued to shareholders of United, the value of each share of NCBE Common Stock shall be the average price per share of NCBE Common Stock for the twenty business days immediately preceding the effective date of the Merger (the "Average Price"). For purposes hereof, Average Price shall be based upon information reported by the NASDAQ National Market System, and shall mean with respect to NCBE Common Stock, the quotient resulting from: (a) the sum of the product of; (i) the numerical average of the reported high and low price per share, for each of the twenty business days immediately preceding the effective date of the Merger; times (ii) the total number of shares of NCBE Common Stock traded on each of such business days, respectively; divided by (b) the aggregate number of shares traded during such twenty business day period, provided that should the Average Price be less than $40.50 per share, then $40.50 per share shall be utilized as the Average Price. Should the Average Price be more than $49.50 per share, then $49.50 shall be utilized as the Average Price.

                 (ii) Notwithstanding the foregoing, the dollar amounts and the 10% range set forth in the preceding two sentences shall be appropriately adjusted to reflect any recapitalization, reorganization, split-up, merger, consolidation, exchange, stock or other dividend or distribution (other than regular quarterly cash dividends) made, declared or effective on a pro-rata basis with respect to all issued and outstanding NCBE Common Stock (a "Stock Adjustment") arising between the date hereof and the time the Merger becomes effective. Provided however, that in the event a Stock Adjustment (as herein defined) occurs during the trading days described above then the trading days for the period prior to the Stock Adjustment will be eliminated in calculating the Average Price.

                 (iii) The outstanding shares of United Common Stock other than Dissenting Shares shall, at the time the Merger shall become effective, automatically and without any act or deed on the part of the holder thereof be converted into and exchangeable for (x) newly issued, fully paid and non-assessable whole shares of NCBE Common Stock at the Exchange Ratio and (y) cash in lieu of any fractional shares of NCBE Common Stock as provided in Section 7(b) hereof. The "Exchange Ratio" means the number resulting from dividing $44.40 by the Average Price, rounded to the sixth decimal place, appropriately adjusted for any stock dividends or stock splits with respect to United Common Stock after the date of this Merger Agreement.

                 (iv) Each of the shares of United Common Stock, if any, held by United in its treasury immediately prior to the time the Merger shall become effective shall be canceled; and

                 (v) The shares of NCBE Common Stock issued and outstanding immediately prior to the time the Merger shall become effective shall continue to be issued and outstanding shares of the Surviving Corporation.

         (b) No fractional shares or scrip representing fractional shares of NCBE Common Stock will be issued by NCBE in connection with the Merger, but in lieu thereof, any holder of United Common Stock shall, upon surrender of the certificate or certificates formerly representing such United Common Stock, be paid cash, without interest, by NCBE for such fractional share(s). The cash paid for fractional shares shall be based upon the Average Price.

         (c) As soon as practicable after the time the Merger shall become effective, and subject to the provisions set forth above relating to the fractional shares, the Trust Department of The National City Bank of Evansville, will distribute to the former holders of United Common Stock in exchange for and upon surrender for cancellation by such holders of a certificate or certificates formerly representing shares of United Common Stock the certificate(s) for newly issued, fully paid and non-assessable shares of NCBE Common Stock in accordance with the Exchange Ratio and any cash payment in lieu of fractional shares. Each certificate formerly representing United Common Stock (other than certificates representing Dissenting Shares) shall be deemed for all purposes to evidence the ownership of the number of whole shares of NCBE Common Stock and cash for fractional share interests in NCBE Common Stock into which such shares have been converted pursuant to the Exchange Ratio. Certificates representing shares of United Common Stock held by a shareholder of United, shall be aggregated together in determining the fractional share for which such shareholder shall receive cash as provided for herein. Until surrender of the certificate or certificates formerly representing shares of United Common Stock, the holder thereof shall not be entitled to receive any dividend or other payment or distribution payable to holders of NCBE Common Stock. Upon such surrender (or in lieu of surrender other provisions reasonably satisfactory to NCBE as are made as set forth herein below), there shall be paid to the person entitled thereto the aggregate amount of dividends or other payments or distributions (in each case without interest) which became payable after the time the Merger shall become effective on the whole shares of NCBE Common Stock represented by the certificates issued upon such surrender and exchange or in accordance with such other provisions, as the case may be.

                 Certificates formerly representing shares of United Common Stock surrendered for cancellation by each shareholder entitled to exchange shares of United Common Stock for shares of NCBE Common Stock by reason of the Merger shall be accompanied by such customary instruments of transfer as NCBE may reasonably require, provided, however, that if there be delivered to NCBE by any person who is unable to produce any such certificate formerly representing shares of United Common Stock for transfer (i) evidence to the reasonable satisfaction of NCBE that any such certificate has been lost, wrongfully taken or destroyed, and (ii) such indemnity agreement as reasonably may be requested by NCBE to save it harmless, and
                 (iii) evidence to the reasonable satisfaction of NCBE that such person is the owner of the shares theretofore represented by each certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present each such certificate and to receive shares of NCBE Common Stock pursuant to this Merger Agreement, then NCBE, in the absence of actual notice to it that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such person the certificate(s) representing shares of NCBE Common Stock which such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed certificate representing shares of United Common Stock.

8. Board of Directors. The Board of Directors of NCBE as constituted at the time the Merger shall become effective and Janice L. Beesley shall serve as the Board of Directors of NCBE as the Surviving Corporation. The Board of Directors of NCBE will, at the time the Merger shall become effective, appoint and elect Janice L. Beesley as a Director of NCBE for the longest term available under NCBE's Articles of Incorporation and Bylaws.

9. Discussions with Others. United or its officers, directors or agents will not directly or indirectly, solicit, authorize, initiate or encourage submission of, any proposal, offer, tender offer or exchange offer from any person relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a substantial portion of the assets or deposits of, or any material equity interest in, United or any of its wholly-owned subsidiaries or other similar transaction or business combination involving United or any of its wholly-owned subsidiaries while this Agreement is pending, unless the Board of Directors of United shall have determined, after consultation with United's outside counsel, that there is a reasonable likelihood that the Board of Directors of United has a fiduciary duty to do so (or to authorize or direct the United's officers or agents to do so), (a) participate in any negotiations in connection with or in furtherance of any of the foregoing, (b) permit any person other than NCBE and its representatives to have any access to the facilities of, or (c) furnish to any person other than NCBE and its representatives any non-public information with respect to, United or any of its wholly-owned subsidiaries in connection with or in furtherance of any of the foregoing. United shall promptly notify NCBE if any such proposal or offer, or any inquiry from or contact with any person with respect thereto, is made, and shall promptly provide NCBE with such information regarding the identity of the person making such proposal, offer, inquiry or contact as NCBE may reasonably request. Nothing herein shall be deemed to prohibit United or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934 (the "1934 Act") or with any other applicable laws, regulations or directives of any public authority, or from making any disclosure to the United's shareholders which, in the judgment of its Board of Directors, may be required under applicable law.

10. Undertakings of the Parties. NCBE and United further agree as follows:

         (a) Subject to the fiduciary duty of the United Board of Directors, this Merger Agreement shall be submitted to the shareholders of United and, if required, to the shareholders of NCBE, for approval and adoption at separate meetings to be called and held in accordance with law and the Articles or Certificate of Incorporation and Bylaws of United and NCBE.

         (b) NCBE and United will cooperate in the preparation of applications to the Board of Governors of the Federal Reserve System (the "Board") and The Office of Thrift Supervision (the "OTS") and to any other state or federal regulatory agency which may be required to facilitate the Merger. For the purpose (i) of holding meetings of shareholders of United and NCBE, if required, to approve this Merger Agreement and the Merger and (ii) of registering with the Securities and Exchange Commission ("SEC") and with applicable state securities authorities the NCBE Common Stock to be issued as contemplated by this Merger Agreement, the parties hereto shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "Registration Statement"), which shall include a prospectus/proxy statement satisfying all applicable requirements of the Securities Act of 1933 (the "1933 Act"), the 1934 Act, applicable state securities laws and the rules and regulations thereunder (such prospectus/proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the "Prospectus/Proxy Statement"). United shall have the right to review and approve such Registration Statement prior to filing with the SEC. NCBE shall promptly file the Registration Statement with the SEC and applicable state securities agencies. NCBE shall use reasonable efforts to cause the Registration Statement to become effective under the 1933

                 Act and applicable state securities laws at the earliest practicable date. United authorizes NCBE to utilize in the Registration Statement information concerning United, its wholly-owned subsidiaries, and its securities provided to NCBE for the purpose of inclusion in the Prospectus/Proxy Statement. NCBE shall advise United promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and NCBE shall furnish United with copies of all such documents. Prior to the time the Merger shall become effective or the termination of this Merger Agreement, each party shall consult with the other with respect to any material (other than the Prospectus/Proxy Statement) that might constitute a "prospectus" relating to the Merger within the meaning of the 1933 Act.

         (c) Each party will assume and pay all of its fees and expenses incurred by it incident to the negotiation, preparation and execution of this Merger Agreement, obtaining of the requisite regulatory and shareholder consents and approvals and all other acts incidental to, contemplated by or in pursuance of this Merger Agreement. NCBE shall promptly prepare and file at no expense to United: (i) any and all required regulatory applications necessary in connection with the transactions contemplated by this Merger Agreement; and (ii) the Registration Statement. NCBE will also take any action required to be taken under any applicable state securities or "Blue Sky" laws in connection with the Merger.

         (d) All information furnished by one party to another party in connection with this Merger Agreement and the transactions contemplated hereby will be kept confidential by such other party and will be used only in connection with this Merger Agreement and the transactions contemplated hereby, except to the extent that such information: (i) is already known to such other party when received; (ii) thereafter becomes lawfully obtainable from other sources; or (iii) is required to be disclosed in any document filed with the SEC, the Board, or any other governmental agency or authority (the "Confidential Information"). In the event that this Merger Agreement is terminated, each party will return to the other party or destroy any documents received by it from the other party that contain any such Confidential Information.

         (e)     After (i) receipt of the Board's and the OTS's prior approval,
                 (ii) the approval of the shareholders of United and, if required NCBE, as provided in Section 10(a) has occurred; and
                 (iii) the regulatory waiting period(s) have expired, NCBE shall designate the date as of which NCBE desires the Merger to become effective and the time the Merger shall become effective shall occur at the time and on the date so designated, consistent with the terms of Section 4 hereof. However, any date so specified shall not be later than either
                 (a) the first of the month immediately following the month in which the last of the events described above (i-iii) occurs if said event occurs before the twenty-first day of such month or
                 (b) the first day of the second month immediately following such month if the last of the events described above occurs after the twentieth day of such month.

         (f) Subject to the terms and conditions of this Merger Agreement, NCBE and United each agree that, subject to applicable laws and, in the case of United only, to the fiduciary duties of its Directors, each will promptly take or cause to be taken all action, and promptly do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and other transactions contemplated by this Merger Agreement.

         (g) As soon as practicable following the time the Merger shall become effective, eligible employees of United and United Bank shall be entitled to participate in all employee benefit plans of NCBE. For purposes of eligibility and vesting in:
                 (i)
                 the NCBE Employees' Profit Sharing Plan ("NCBE Profit Plan") and, (ii) in the event of the merger of the Financial Institutions Retirement Fund ("FIRF") pension plan sponsored by United (the "United Pension Plan") with the NCBE's Employees' Plan for Pensions (the "NCBE Pension Plan"), the NCBE Pension Plan, employees of United and United Bank shall be given credit for their years of service as employees of United or United Bank. Subject to the foregoing, and provided that the United Pension Plan is merged with the NCBE Pension Plan, employees of United and United Bank shall begin to accrue credit for benefit accruals under the NCBE Pension Plan at the earliest entry date (January 1 or July 1) following the effective time of the Merger without offset or reduction for the benefits they had accrued under the United Pension Plan.

                 In the event that the United Pension Plan is terminated at the direction of NCBE as hereinafter provided for, employees of United shall, for purposes of eligibility, vesting and benefit accrual under the NCBE Pension Plan, be considered new employees of NCBE. In the event that such employees shall not commence accruing credit for benefit accrual purposes upon the commencement of employment with NCBE, then they shall continue to accrue benefits under the United Pension Plan, if entitled, until such time as they shall be entitled to commence the accrual of benefits under the NCBE Pension Plan without offset or reduction for the benefits they had accrued under the United Pension Plan.

         (h) At the request of NCBE, United shall, prior to the time the Merger shall become effective, take such actions as shall be necessary or desirable to cause the United Pension Plan and the FIRF Thrift Plan sponsored by United and United Bank (the "United 401(k) Plan") to be terminated at or after the effective date of Merger and/or be merged with the NCBE Pension Plan and the NCBE Profit Plan, respectively, in accordance with the applicable requirements of ERISA. In all events, the United and United Bank employees who participate in the United Pension Plan and/or the United 401(k) Plan shall incur no reduction in their account balance or accrued benefit or lose any rights or benefits they had accrued under the United Pension Plan and/or the United 401(k) Plan prior to such termination or merger. In the event that the United Pension Plan and the NCBE Pension Plan are not merged and employees of United are considered new employees of NCBE on the effective date of the Merger for purposes of determination of eligibility and vesting under the NCBE Pension Plan, then the United Pension Plan shall, subject to the provisions of ERISA, be continued in effect for the employees of United and United Bank (solely with respect to those persons employed as of the effective date of the Merger) until such persons are eligible on the basis of length of service to accrue benefits under the NCBE Pension Plan on the same basis as the employees of NCBE.

         (i) Subject to the fiduciary duty of the NCBE Board of Directors, NCBE undertakes to cause, immediately after the effective date of the Merger the continuance as Directors of United Bank to January, 1996, with at least the same compensation and benefits, subject to any retirement policies of NCBE or United Bank as in effect as of the date of this Agreement, all those persons serving as Directors of such bank immediately prior to the effective time of the Merger, plus one additional person to be named by NCBE may be added to the Board of Directors of United Bank.

         (j) NCBE will maintain "current public information" within the meaning of Rule 144 for three (3) years following the effective date.

         (k) NCBE, United, and their Directors and Executive Officers shall not cause any transactions in NCBE Common Stock during the 20 business days immediately preceding the effective date of the Merger.

         (l) NCBE shall assume and maintain the non-qualified deferred compensation plan for the directors of United Bank who currently participate in the aforesaid plan and shall permit such directors who currently participate in such plan to continue to defer their directors' fees on a tax-deferred basis in the same amount currently being deferred until June 30, 1998. After June 30, 1998, the amount of United Bank directors' fees that had been deferred by Janice Beesley shall be paid to her as part of her annual salary.

         (m) NCBE shall, at such time as is recommended by its accountants, McGladrey and Pullen, sell approximately 75,000 shares of its common stock acquired by it during 1994, pursuant to its stock repurchase program. NCBE shall use its best efforts to cause such sale to remove any "taint" attached to such shares which taint may make pooling of interest accounting for the Merger unavailable.

         (n) United shall use its best efforts to cause the termination of the United Bank employment contacts with Janice L. Beesley, G. Jeffrey Palmer and Patrick W. Lenahan at or immediately prior to the effective time of the Merger.

11. Dissenting Shareholders. Holders of United Common Stock who do not vote their shares in favor of the Merger and otherwise comply in all respects to perfect dissenters' rights with respect to their shares ("Dissenting Shares"), will be entitled to dissenters' or appraisal rights, if any, pursuant to and solely upon strict compliance with, the applicable provisions of Delaware law.

12. Tax Opinion. NCBE, for the benefit of the United shareholders shall obtain a written opinion of Werner & Blank Co., L.P.A. to the effect that:

         (a) The statutory merger of United with and into NCBE will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code;


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

         (b) No gain or loss will be recognized by United or NCBE as a consequence of the transactions herein contemplated;

         (c) No gain or loss will be recognized by the shareholders of United on the exchange of their shares of United Common Stock for shares of NCBE Common Stock (disregarding for this purpose any cash received for fractional share interests to which they may be entitled);

         (d) The federal income tax basis of the NCBE Common Stock received by the shareholders of United Common Stock for their shares of United Common Stock will be the same as the federal income tax basis of the United Common Stock surrendered in exchange therefor; and

         (e) The holding period of the NCBE Common Stock received by a shareholder of United for his shares of United Common Stock will include the period for which the United Common Stock exchanged therefor was held, provided the exchanged United Common Stock was held as a capital asset by such shareholder on the date of the exchange.

13. Representations and Warranties of NCBE. NCBE represents and warrants to United as follows:

         (a) NCBE is a corporation duly organized and validly existing under the laws of the State of Indiana, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business in the State of Indiana, together with all other jurisdictions where it is both required to so qualify and the failure to so qualify would have a Material Adverse Effect on NCBE. For purposes of this Merger Agreement, the term "Material Adverse Effect" means, with respect to either NCBE or United, any condition, event, change or occurrence that has caused a material adverse change in the business, operations, results of operations or financial condition of such entity and its wholly-owned subsidiaries on a consolidated basis, but shall not include
                 (i) an adverse change with respect to, or effect on, such entity or its wholly-owned subsidiaries resulting from a change in law, rule, regulation, generally accepted accounting principles or regulatory accounting principles (as such would apply to the financial statements of such entity), (ii) an adverse change with respect to, or effect on, such entity resulting from expenses incurred in connection with this Agreement or the transactions contemplated hereby, or (iii) an adverse change with respect to, or effect on, such entity or its wholly-owned subsidiaries resulting from any other matter affecting federally insured depository institutions or their holding companies, regulated mortgage lenders or mortgage originators generally, including (without limitation) judicial decisions, changes in general economic conditions and changes in prevailing interest and deposit rates. NCBE has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. As of September 30, 1994, the authorized capital stock of NCBE consisted of 5,000,000 shares of common stock, par value $3.33 1/3 per share of which a total of 3,693,254 shares were issued and outstanding and no shares were held by NCBE as treasury stock. All of said shares of capital stock are fully paid and nonassessable and are not issued in violation of the preemptive rights of any shareholder. There are no outstanding options, warrants or commitments of any kind relating to NCBE's capital stock.

         (b) NCBE has furnished to United copies of the following financial statements relating to NCBE and its consolidated subsidiaries:
                 (i) the audited Consolidated Balance Sheets of NCBE as of December 31, 1993 and 1992 and the Consolidated Statements of Income, Shareholders' Equity and Statements of Cash Flows for the years ended December 31, 1993, 1992, and 1991, together with the notes thereto, and (ii) the unaudited Consolidated Balance Sheet of NCBE as of September 30, 1994, and the unaudited Consolidated Statements of Income and Shareholders' equity for the period then ended. Each of the aforementioned financial statements was prepared in accordance with generally accepted accounting principles, consistently applied and is true and correct in all material respects and together present fairly the consolidated financial position and results of operations of NCBE as of the dates and for the periods therein set forth (subject, in the case of such interim financial statements, to normal year-end audit adjustments and to the absence of footnotes), except for the effect of the pending acquisition of White County Bank, Carmi, Illinois, pursuant to the terms of an Agreement and Plan of Reorganization dated December 12, 1994. Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since December 31, 1993, NCBE has not suffered a Material Adverse Effect.

         (c) The Board of Directors of NCBE has authorized execution of this Merger Agreement and approved the merger of United and NCBE as contemplated by this Merger Agreement. NCBE has all requisite power and authority to enter into this Merger Agreement and NCBE has the authority to consummate the transactions contemplated hereby. This Merger Agreement constitutes the valid and legally binding obligation of NCBE and this Merger Agreement and the consummation hereof has been duly authorized and approved on behalf of NCBE by all requisite corporate action. Provided the required approvals are obtained from the Board and OTS, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which NCBE may be subject, any contract, agreement or instrument to which NCBE is a party or by which NCBE is bound or committed, or the Articles of Incorporation or Bylaws of NCBE, or constitute an event which with the lapse of time or action by a third party, could, to the best of NCBE's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of NCBE or upon any of the stock of NCBE, except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the time the Merger becomes effective, or (ii) if not so cured or waived would not, in the aggregate, have a Material Adverse Effect on NCBE.

         (d) There is no litigation, action, suit, investigation or proceeding pending or, to the best of its knowledge after due inquiry of its executive officers, threatened, against or affecting NCBE or its wholly-owned subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving a material amount which, if resolved adversely to the interest of NCBE or its subsidiaries, would materially affect the consolidated financial condition or operations of NCBE and its wholly-owned subsidiaries or its ability to perform under this Merger Agreement, and to the best of its knowledge and belief after due inquiry of its executive officers, no one has asserted and no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert any such claims against NCBE or its wholly-owned subsidiaries based upon the wrongful action or inaction of NCBE or its subsidiaries or any of their respective officers, directors or employees.

         (e) At the time the Merger shall become effective and on such subsequent date when the former shareholders of United surrender their United share certificates for cancellation, the shares of NCBE Common Stock to be received by shareholders of United will have been duly authorized and validly issued by NCBE, will be fully paid and nonassessable, and the Registration Statement and all amendments with respect thereto shall have been declared effective by the SEC with respect to the shares of NCBE Common Stock to be received by the shareholders of United.

         (f) NCBE has not incurred and will not incur directly or indirectly any liability for brokerage, finders', agents' or investment bankers' fees or commissions in connection with this Merger Agreement or the transactions contemplated thereby.

         (g) The Employees' Savings and Profit Sharing Plan of National City Bancshares, Inc. and the Plan for Pensions of National City Bancshares, Inc. (hereinafter referred to collectively as the "plans") which purports to be a qualified plan under
                 Section 401(a) of the Internal Revenue Code is so qualified and is in compliance in all material respects with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered where failure to file will result in a penalty or result in disqualification of the plan. NCBE has no knowledge either of any circumstances which would adversely affect the qualifications of the plans or their compliance with the applicable requirements of ERISA, or of any "reportable event" (as such term is defined in Section 4043(b) of ERISA) or any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal

                 Revenue Code) which has occurred since the date on which said section became applicable to the plans. The plans which are defined benefit plans within the meaning of ERISA meet the minimum funding standards set forth in the Internal Revenue Code and ERISA.

         (h) NCBE has filed all reports, forms and registration statements (collectively, "SEC Documents") required to be filed by it pursuant to the 1933 Act, as amended, and the 1934 Act, as amended for periods ending after January 1, 1985, and such SEC Documents complied in all material respects with the 1933 Act and the 1934 Act and all applicable rules and regulations promulgated thereunder (the "SEC Laws"). NCBE has delivered to United copies of the Annual Report on Form 10-K filed with the Securities and Exchange Commission by NCBE for its fiscal years ended December 31, 1993, 1992, and 1991 including exhibits and all documents incorporated by reference therein, and the proxy materials disseminated by NCBE to its shareholders in connection with the 1994 Annual Meeting of Shareholders of NCBE; such Annual Report and proxy materials do not misstate a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

         (i) Since December 31, 1993, each of NCBE and its subsidiaries has conducted business only in the ordinary course, and has preserved its corporate existence, business and goodwill intact, except for the sale during 1994, by NCBE of its interest in its non-bank subsidiary, Ayer-Wagoner-Deal Insurance Agency, Inc., and the merger of two of its wholly owned subsidiary banking corporations, namely, Poole Deposit Bank and Farmers State Bank, which merger was effective December 1, 1994.

         (j) NCBE and the NCBE Banks each have good and marketable title to all assets and properties, whether real or personal, tangible or intangible, including without limitation the capital stock of the NCBE Banks and all other assets and properties reflected as owned by it or them in NCBE's Balance Sheet of September 30, 1994, or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since September 30, 1994) subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except: (i) those items that secure liabilities that are reflected in said Balance Sheet; (ii) statutory liens for taxes not yet delinquent; and (iii) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges which are not in the aggregate, material to the assets and properties of NCBE. NCBE or the NCBE Banks as lessee has the contractual right under valid leases to occupy, use, possess and control all material property leased by NCBE or the NCBE Banks.

         (k) To the best of its knowledge after due inquiry of its executive officers, NCBE and the NCBE Banks have complied with all laws, regulations and orders applicable to them and to the conduct of their businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for possible technical violations which together with any penalty which results therefrom are or will be of no material consequence to either NCBE or the NCBE Banks. Neither NCBE nor any of the NCBE Banks are the subject of, nor a party to, any regulatory action or agreement such as letter agreements, memorandum of understanding, cease and desist orders or like agreements. Neither NCBE nor the NCBE Banks are in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of NCBE's knowledge after due inquiry of its executive officers, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, where the default(s) could reasonably be expected to have a Material Adverse Effect on NCBE.

         (l) NCBE has duly filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by NCBE up to the date hereof (excluding any return or report for which a current valid extension is in effect. To the best of the knowledge and belief of NCBE after due inquiry of its executive officers, all such returns are true and correct in all material respects, and NCBE has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed (other than those claims being contested in good faith and which have been disclosed to United) to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis known to the executive officers of NCBE for any additional claim or assessment which might result in a Material Adverse Effect on NCBE, and for which an adequate reserve has not been established. To the best of its knowledge and belief after due inquiry of its executive officers, NCBE has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief after due inquiry of its executive officers, NCBE has, or at the time the Merger shall become effective will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of NCBE as of the time the Merger shall become effective.

         (m) To the best of its knowledge and belief, but without having undertaken an environmental audit or investigation, NCBE has no knowledge of any underground storage tanks, any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos (except as previously disclosed to United in a letter of even date herewith), PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) any real property currently or to be owned or leased by NCBE or any of its wholly-owned subsidiaries, or into any water systems on or below the surface any real property currently or to be owned or leased by NCBE or any of its wholly-owned subsidiaries from any source whatsoever. As used in this Merger Agreement, the terms "hazardous substance," "hazardous waste," "pollutant" and "contaminant" mean any substance, waste pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.

         (n) NCBE and the NCBE Banks have in effect insurance coverage with reputable insurance underwriters, which in respect of amounts, premiums, types and risksinsured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operation to NCBE and the NCBE Banks.

14. Representations and Warranties of United. United represents and warrants to NCBE as follows:

         (a) United is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware, is a registered savings and loan holding company under the Home Owners' Loan Act, as amended. United has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. As of the date of this Merger Agreement, the authorized capital stock of United consists of; (i) 2,000,000 shares of common stock with $.01 par value, of which a total of 440,712 shares are issued and outstanding and of which 19,288 are shares of treasury stock owned by United, and (ii) 500,000 shares of preferred stock, none of which are either issued and outstanding or are shares of treasury stock owned by United. All of said shares of capital stock are fully paid and nonassessable and are not issued in violation of the preemptive rights of any shareholder. There are no outstanding options, warrants or commitments of any kind relating to United's capital stock except options to purchase 26,698 shares of United Common Stock at a price of $10.00 per share issued pursuant to United's 1992 Stock Option and Incentive Plan adopted in 1992.

         (b) United has furnished to NCBE copies of all its audited financial statements relating to United and its subsidiaries, as of June 30, 1994 and 1993 and for each of the fiscal years ended June 30, 1994, 1993, and 1992. United has furnished to NCBE copies of all financial statements relating to United and its subsidiaries, as filed with the appropriate regulatory agencies, as of and for the interim period ended September 30, 1994. Each of the aforementioned financial statements is prepared in accordance with generally accepted accounting principles or applicable regulatory accounting principles applicable to the United Bank, consistently applied and is true and correct in all material respects and together present fairly the consolidated financial position and results of operations of United as of the dates and for the periods therein set forth (subject, in the case of such interim financial statements, to normal year-end adjustments and the absence of footnotes). Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect, except for certain contingent liabilities which are disclosed in United's letter to NCBE of even date herewith. Since June 30, 1994, United has not suffered a Material Adverse Effect.

         (c) The Board of Directors of United has authorized execution of this Merger Agreement. Subject to the approval by the OTS and the shareholders of United, United has all requisite power and authority to enter in this Merger Agreement. United owns all of the shares of United Bank. United has the authority to consummate the transactions contemplated hereby, provided all required corporate and regulatory approvals are obtained, so that neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which United may be subject, any contract, agreement or instrument to which United is a party or by which United is bound or committed, or the Certificate of Incorporation or Bylaws of United, or constitute an event which with the lapse of time or action by a third party, could, to the best of United's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge, encumbrance upon any of the assets, property or capital stock of United, except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the time the Merger becomes effective, or
                 (ii) if not so cured or waived would not, in the aggregate, have a Material Adverse Effect on United.

         (d) Other than as disclosed on the United Document List there is no litigation, action, suit, investigation or proceeding pending or, to the best of its knowledge after due inquiry of its executive officers, overtly threatened, against or affecting United or its wholly-owned subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving a material amount which, if resolved adversely to the interest of United would materially affect the consolidated financial condition or operations of United and its wholly-owned subsidiaries on a consolidated basis, and/or its ability to perform under this Merger Agreement, and to the best of its knowledge and belief after due inquiry its executive officers, no one has asserted and no one has reasonable or valid ground on which it reasonably can be expected that anyone will assert any such claims against United or its wholly-owned subsidiaries based upon the wrongful action or inaction of United or its subsidiaries or any of their respective officers, directors or employees.

         (e) Each of United and its wholly owned subsidiaries have good and marketable title to all assets and properties, whether real or personal, tangible or intangible, including without limitation the capital stock of its wholly-owned subsidiaries and all other assets and properties reflected as owned by it or them in United's Balance

                 Sheet of September 30, 1994, or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since September 30, 1994) subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except: (i) those items that secure liabilities that are reflected in said Balance Sheet; (ii) statutory liens for taxes not yet delinquent; and (iii) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges are not in the aggregate, material to the assets and properties of United on a consolidated basis. Each of United and its wholly-owned subsidiaries, as lessee has the contractual right under valid leases to occupy, use, possess and control all material property leased by them.

         (f) To the best of its knowledge after due inquiry of United and its executive officers, United and its wholly-owned subsidiaries have complied with all laws, regulations and orders applicable to them and to the conduct of their businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of United Bank banking activities except for possible technical violations which together with any penalty which results therefrom are or will be of no material consequence to United and its wholly-owned subsidiaries. Neither United nor any of its wholly-owned subsidiaries is the subject of nor a party to, any regulatory actions or agreement such as letter agreements, memorandum of understanding, cease and desist order or like agreements. United and its wholly-owned subsidiaries are not in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of United's knowledge after due inquiry of its executive officers, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, where the default(s) could reasonably be expected to have a Material Adverse Effect on United.

         (g) Except as disclosed in United's letter to NCBE of even date herewith, receipt of which is acknowledged by NCBE, United has not, since September 30, 1994, to the date hereof: (i) issued or sold any of its capital stock or any corporate debt securities; (ii) granted any option for the purchase of capital stock; (iii) declared or set aside or paid any dividend or other distribution in respect of its capital stock except as permitted pursuant to the terms of this agreement or, directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) incurred any obligation or liability (absolute or contingent), except for obligations reflected in this Merger Agreement and for obligations or liabilities incurred in the ordinary course of business; (v) mortgaged, pledged or voluntarily subjected to lien or encumbrance (other than statutory liens for taxes not yet delinquent) any of its assets or properties; (vi) discharged or satisfied any material lien or encumbrance or paid any material obligation or liability (absolute or contingent), other than the current portion of any long term liabilities which became due after September 30, 1994, current liabilities included in its financial statements as of September 30, 1994, current liabilities incurred since the date thereof in the ordinary course of business and liabilities incurred in carrying out the transactions contemplated by this Merger Agreement; (vii) sold, exchanged or otherwise disposed of any of its material capital assets outside the ordinary course of business; (viii) made any extraordinary officers' salary increase or wage increase, entered into any employment contract with any officer or salaried employee or, instituted any employee welfare, bonus, stock option, profit-sharing, retirement or similar plan or arrangement; (ix) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting its business, property or assets or waived (except for fair consideration) any rights of value which are material in the aggregate, considering its business taken as a whole; or (x) entered or agreed to enter into any agreement or arrangement granting any preferential right to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any material portion of such assets, properties or rights.

         (h) Except as set forth in the United Document List attached to United's letter to NCBE of even date herewith, receipt of which is acknowledged by NCBE, neither United nor any of its wholly-owned subsidiaries is a party to or bound by any written or oral: (i) employment or consulting contract which is not terminable by it on 60 days or less notice, (ii) employee bonus, deferred compensation, pension, stock bonus or purchase, profit-sharing, retirement or stock option plan,
                 (iii) other employee benefit or welfare plan, or (iv) other executory material agreements which in any case obligate it to make any payment(s) which in the aggregate exceed $10,000 per year except for contracts terminable on 60 days notice. All such pension, stock bonus or purchase, profit-sharing, defined benefit and retirement plans set forth under the caption "Qualified Plans" in the United Document List (hereinafter referred to collectively as the "plan") are qualified plans under Section 401(a) of the Internal Revenue Code and in compliance in all material respects with ERISA. All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered where failure to file would result in a penalty of $25,000 and/or result in disqualification of the plan. United has no knowledge either of any circumstances which would adversely affect the qualification of the plans or their compliance with ERISA, or of any unreported "reportable event" (as such term is defined in Section 4043(b) of ERISA) or, except as indicated in the United Document List attached to United's letter to NCBE of even date herewith, any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred since the date on which said sections became applicable to the plans. Each plan that is a defined benefit pension plan meets the minimum funding standards set forth in the Internal Revenue Code and ERISA.

         (i) United has duly filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by United up to the date hereof (excluding any return or report for which a current valid extension is in effect). Except as set forth in United's letter to NCBE of even date herewith, receipt of which is acknowledged by NCBE, to the best of the knowledge and belief of United after due inquiry of its executive officers, all such returns are true and correct in all material respects, and United has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed (other than those claims being contested in good faith and which have been disclosed to NCBE) to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis known to the executive officers of United for any additional claim or assessment which might result in a Material Adverse Effect on United and for which an adequate reserve has not been established. To the best of



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                 its knowledge and belief after due inquiry of its executive officers, United has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief after due inquiry of its executive officers, United has, or at the time the Merger shall become effective will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of United as of the time the Merger shall become effective.

         (j) To the best of its knowledge and belief, but without having undertaken an environmental audit or investigation, United has no knowledge of any underground storage tanks, any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos (except as previously disclosed to NCBE in a letter of even date herewith), PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) any real property currently or to be owned or leased by United or any of its wholly-owned subsidiaries, or into any water systems on or below the surface any real property currently or to be owned or leased by United or any of its wholly-owned subsidiaries from any source whatsoever.

         (k) United or United Bank has in effect insurance coverage with reputable insurance underwriters, which in respect of amounts, premiums, types and risks in insured, constitutes reasonably adequate coverage against all risks customarily insured against companies comparable in size and operation to United or United Bank.

         (l) Except as set forth in the United Document List, United has not incurred and will not incur any liability for brokerage, finders', agents', or investment bankers' fees or commissions in connection with this Merger Agreement or the transactions contemplated hereby.



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15.      Action by United Pending Effective Time.  United agrees that from the date of this Merger Agreement until the time the Merger shall become effective or this Merger Agreement is properly terminated, except with prior written permission of NCBE:

         (a) United will not declare or pay any dividends or make any distributions other than regular cash dividends, payable at such times and in amounts consistent with past practice and not to exceed the per share rate paid in the prior calendar year, provided, however, that shareholders of United may for any given quarter, receive a dividend attributable to that quarter only from NCBE or United, but not from both. NCBE and United agree to cooperate to coordinate the record and payment dates of their cash dividend for the quarter in which the Merger becomes effective so that the United shareholders receive a quarterly dividend from either United or NCBE but not from both with respect to such quarter. If, prior to the consummation of the Merger, United shall declare a stock dividend or make distributions upon or subdivide, split up, reclassify or combine its shares of common stock in any security convertible into its common stock, appropriate adjustment or adjustments will be made in the foregoing per share dividend rate.

         (b) United will not issue, sell, grant any option for, or acquire for value any shares of its capital stock or otherwise effect any change in connection with its capitalization except in connection with the exercise of stock options which are outstanding on the date hereof.

         (c) Except as otherwise set forth in or contemplated by this Merger Agreement, United will use its best efforts to (i) carry on its businesses in substantially the same manner as heretofore conducted; (ii) keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it; and (iii) maintain and preserve its business organization intact.



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

         (d) United will not: (i) enter into any transaction other than in the ordinary course of business or voluntarily incur or agree to incur any material obligation or liability except liabilities incurred and obligations entered into in the ordinary course of business; (ii) change its or United Bank's lending, investment, liability management and other material United Bank banking policies in any material respect except in accordance with prudent banking practices after consultation with NCBE; (iii) except for customary periodic increases consistent with prior practice, grant any individual, general or uniform increase in the rates of pay of employees or make any significant increase in its staff size; (iv) incur or commit to any capital expenditures other than (x) in the ordinary course of business (which in no event shall include the establishment of new branches and such other facilities or any capital expenditures for any purpose which exceed 1% of United's combined capital, surplus and undivided profit accounts as of June 30, 1994) or (y) in connection with emergency repairs or replacements; or (v) permit any other corporation to be merged or consolidated with and into it or acquire all of the assets of any other corporation or person.

         (e) United will not change its methods of accounting in effect at June 30, 1994, except as required by changes in generally accepted or regulatory accounting principles and concurred in by United's independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of United's Federal income tax returns for the taxable year ending June 30, 1994, except for changes required by law.

         (f) United will afford NCBE, its officers and other authorized representatives, reasonable access to all books, records, tax returns, leases, contracts and documents of United and its wholly-owned subsidiaries and will furnish to NCBE such information with respect to the assets and business of United and its wholly-owned subsidiaries as NCBE may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

         (g) United will promptly advise NCBE in writing of all material actions taken by the directors and shareholders of United, furnish NCBE with copies of all interim financial statements of United as they become available, and keep NCBE fully informed concerning all developments which in the opinion of United may have a material effect upon the business, properties or condition (either financial or otherwise) of United.

16. Action by NCBE Pending Effective Time. NCBE agrees that from the date of this Agreement until the time the Merger shall become effective or this Merger Agreement is properly terminated:

         (a) NCBE will carry on its business in substantially the same manner as heretofore conducted except as otherwise set forth in or contemplated by this Merger Agreement, and NCBE will keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact. United acknowledges that, in the ordinary course of its business as a bank holding company, NCBE from time-to-time, enters into an agreement(s) to acquire by merger, stock purchase or like means, another financial institution or its holding company.

         (b) NCBE will not change its methods of accounting in effect at December 31, 1993, except as required by changes in generally accepted or regulatory accounting principles as concurred in by NCBE's independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns of NCBE Banks for the taxable year ending December 31, 1993, except for changes



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                 required by law or take any action which could jeopardize the tax free nature of the Merger or the pooling of interests accounting treatment for the Merger.

         (c) NCBE will promptly advise United in writing of all material corporate actions taken by the directors of NCBE, furnish United with copies of interim financial statements of NCBE and all reports, schedules and statements filed by or delivered to NCBE pursuant to the 1934 Act and the rules and regulations promulgated thereunder, as they become available, and keep United fully informed concerning all developments which in the opinion of NCBE may have a material effect upon the business, properties or condition (either financial or otherwise) of NCBE.

         (d) NCBE will afford United, its officers and other authorized representatives, reasonable access to all books, records, tax returns, leases, contracts and documents of NCBE and its wholly-owned subsidiaries and will furnish to United such information with respect to the assets and business of NCBE and its wholly-owned subsidiaries as United may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

         (e) NCBE shall knowingly take no action, nor knowingly fail to take any action which reasonably may be taken by it, to prevent or disqualify the Merger from being accounted for as a pooling of interests.

17.      Notification of Certain Matters.

         (a) Each party shall give prompt notice to the other party of (i) the occurrence or failure to occur of any event or the discovery of any information, which occurrence, failure or discovery would be likely to cause any representation or warranty on its part contained in this Merger Agreement to be untrue, inaccurate or incomplete in any material respect after the date hereof or, in case of any representation or warranty given as of a specific date, would be likely to cause



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

                 any such representation on its part contained in this Merger Agreement to be untrue, inaccurate or incomplete in any material respect as of such specific date and (ii) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder.

         (b) From time to time prior to the time the Merger shall become effective, each party shall promptly supplement or amend any of its representations and warranties which apply to the period after the date hereof by delivering a letter to the other party with respect to any matter hereafter arising which would render any such representation or warranty after the date of this Merger Agreement materially inaccurate or incomplete as a result of such matter arising. Such supplement or amendment to a party's representations and warranties contained in any such letter shall be deemed to have modified the representations and warranties of the disclosing party, and no such supplement or amendment, or the information contained in any such letter, shall constitute a breach of a representation or warranty of the disclosing party; provided that no such supplement or amendment may cure any breach of a covenant or agreement of a party. Within 20 days after receipt of such supplement or amendment (or if cure is promptly commenced by the disclosing party, but is not effected within the Cure Period (as defined below)), the receiving party may exercise its right to terminate this Agreement pursuant to Section 27(e) hereof if the information in such supplement or amendment together with the information in any or all of the supplements or amendments previously provided by the disclosing party indicate that the disclosing party has suffered or is reasonably likely to suffer a Material Adverse Effect which either has not or cannot be cured within 30 days after disclosure to the receiving party (the "Cure Period").



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18.      Affiliate Letters.  United shall obtain and deliver to NCBE as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five days after) the date hereof a signed representation letter substantially in the form of Exhibit A hereto from each executive officer and director of United and each shareholder of United who may reasonably be deemed an "affiliate" of United within the meaning of such term as used in Rule 145 under the 1933 Act and for purposes of qualifying for pooling of interests accounting treatment for the Merger, and shall obtain and deliver to NCBE a signed representation letter substantially in the form of Exhibit A from any person who becomes an executive officer or director of United or any shareholder who becomes such an "affiliate" after the date hereof as promptly as practicable after (and shall use its reasonable best efforts to obtain and deliver within five days after) such person achieves such status. NCBE shall likewise use its best efforts to secure letters or commitments from its affiliates to satisfy pooling-of-interest accounting requirements.

19.      Indemnification

         (a) From and after the time the Merger becomes effective, NCBE shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the time the Merger becomes effective, an officer, director, employee or agent of United or any of its wholly-owned subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorney's fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of NCBE, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, employee or agent of United or any of its wholly-owned subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring on or prior to the time the Merger shall become effective (including, without limitation, the Merger and other transactions contemplated by this Merger Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the time the Merger shall become effective (the "Indemnified Liabilities") to the fullest extent permitted by NCBE's Articles of Incorporation and Bylaws or applicable law whichever shall be greater. Any Indemnified Party wishing to claim indemnification under this
                 Section 19(a), upon learning of any Claim, shall notify NCBE (but the failure so to notify NCBE shall not relieve it from any liability which NCBE may have under this Section 19(a) except to the extent such failure prejudices NCBE) and shall be entitled to receive advances of costs and expenses from NCBE upon delivery to NCBE of any undertaking required by applicable law relating to the obligation of the Indemnified Party to reimburse NCBE for such advances in certain circumstances. The obligations of NCBE described in this
                 Section 19(a) shall continue in full force and effect, without any amendment thereto, for a period of not less than six years from the time the Merger shall become effective; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; and provided further that nothing in this Section 19(a) shall be deemed to modify applicable law regarding indemnification of former officers and directors.

         (b) From and after the time the Merger shall become effective, the directors, officers and employees of United or any of its wholly-owned subsidiaries who become directors, officers or employees of NCBE or any NCBE wholly-owned subsidiary including United Bank, shall also have indemnification rights with prospective application. The prospective indemnification rights shall consist of such rights to which directors, officers and employees of NCBE are entitled under the provisions of the Articles of Incorporation, Bylaws or similar governing documents of NCBE and the NCBE wholly-owned subsidiaries, as in effect from time to time after the time the Merger becomes effective, as applicable, and provisions of applicable law as in effect from time to time after the time the Merger shall become effective.

         (c) If requested by United at any time prior to the effective time of the Merger, from and after the effective time of the Merger, NCBE shall use its best efforts to cause United Bank and any successor thereto to maintain directors and officers liability insurance comparable to that being maintained by United Bank on the date hereof, or continue the existing insurance being maintained by United Bank, for the benefit of the current and former directors and officers of United Bank for a period of at least three years after the time the Merger becomes effective, which insurance shall provide coverage for acts and omission occurring on or prior to the time the Merger shall become effective; provided, further, that officers and directors of United Bank may be required to make application and provide customary representations and warranties to NCBE's or United Bank's insurance carrier for the purpose of obtaining such insurance.

         (d) The contractual obligations of NCBE provided under Sections 19(a), 19(b) and 19(c) hereof are intended to benefit, and be enforceable against NCBE directly by, the Indemnified Parties, and shall be binding on all successors of NCBE.

20. Conditions to Obligations of NCBE. The obligations of NCBE under this Merger Agreement are subject, unless waived by NCBE, to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:

         (a) There shall not have been occurred an event or series of events which has resulted or is likely to result in a Material Adverse Effect on United from September 30, 1994, to the time the Merger shall become effective.

         (b) United shall not have paid cash dividends from the date hereof to the time the Merger shall become effective except as permitted under section 15(a) this Merger Agreement.

         (c) All representations by United contained in this Merger Agreement shall be true in all material respects at, or as of, the time the Merger shall become effective as though such representations were made at and as of said date, except for changes contemplated by the Merger Agreement and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time.

         (d) NCBE shall have received the opinion of legal counsel for United, dated the time the Merger shall become effective, substantially to the effect set forth in Exhibit B hereto.

         (e) United shall have performed or satisfied in all material respects all agreements, covenants and conditions required by this Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.

         (f) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency by the federal or state government in which it is sought to restrain or prohibit the consummation of the Merger, and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against United or United Bank which NCBE shall in good faith determine, with advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would result in a Material Adverse Effect on United.

         (g) Holders of United Common Stock who are entitled to exercise in the aggregate not more than 5% of the voting power of the issued and outstanding United Common Stock as of the time the Merger shall become effective shall have taken steps to perfect their rights as dissenting shareholders pursuant to the provisions of Section 262 of the Delaware General Business Corporation Law so that if, at the time the Merger shall become effective, holders of more than 5% of such shares shall have taken such steps, NCBE may, at its option, refuse to consummate the Merger.

         (h) United shall have furnished NCBE certificates, signed on its behalf by the Chairman or President and the Secretary or an Assistant Secretary of United and dated the time the Merger shall become effective, to the effect that to the best of their knowledge, after due inquiry, the conditions described in Paragraphs (b), (c), and (f) of this Section 20 have been fully satisfied.

         (i) No event shall have occurred which, in the reasonable opinion of NCBE and concurred in by McGladrey & Pullen, would prevent the Merger from being accounted for as a pooling of interests.

         (j) The employment contracts between United Bank and Janice L. Beesley, G. Jeffrey Palmer and Patrick W. Lenahan shall have expired or have been terminated, without liability to United or United Bank, at or prior to the effective time of the Merger.

21. Conditions to Obligations of United. The obligations of United under this Merger Agreement are subject, unless waived by United, to the satisfaction on or prior to the time the Merger shall become effective of the following conditions:

         (a) There shall not have occurred an event or series of events which has or is likely to result in a Material Adverse Effect on NCBE from September 30, 1994, to the time the Merger shall become effective.

         (b) All representations by NCBE contained in this Merger Agreement shall be true in all material respects at, or as of, the time the Merger shall become effective as though such representations were made at and as of said date, except for changes contemplated by this Merger Agreement, and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time.

         (c) United shall have received the opinions of Counsel for NCBE dated the time the Merger shall become effective substantially to the effect set forth in Exhibit C hereto and in section 12 hereto.

         (d) NCBE shall have performed or satisfied in all material respects all agreements and covenants required by this Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.

         (e) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency of the federal or state government in which it is sought to restrain, prohibit or set aside consummation of the Merger and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against NCBE which United shall in good faith determine, with advice of counsel:
                 (i) has a reasonable likelihood of being successfully prosecuted; and (ii) if successfully prosecuted, would result in a Material Adverse Effect on NCBE.

         (f) NCBE shall have furnished United a certificate, signed by the Chairman or President and by the Secretary or Assistant Secretary of NCBE and dated the time the Merger shall become effective to the effect that to the best of their knowledge after due inquiry the conditions described in Paragraphs (a),
                 (b), and (e) of this Section 21 have been fully satisfied.

         (g) United shall have received a written opinion of Charles Webb and Co., dated within two days of the date of the Prospectus/Proxy Statement, reasonably satisfactory in substance to the United Board of Directors, to the effect that the Merger is fair to the holders of United common stock from a financial point of view, and such opinion shall not have been withdrawn prior to the conclusion of the United shareholders' meeting.

         (h) No event shall have occurred which would prevent the Merger from being accounted for as a pooling of interests.

22. Conditions to Obligations of All Parties. In addition to the provisions of Sections 20 and 21 hereof, the obligations of NCBE and United to cause the transactions contemplated herein to be consummated shall be subject to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:

         (a) The parties hereto shall have received all necessary approvals of governmental agencies and authorities of the transactions contemplated by this Merger Agreement and each of such approvals shall remain in full force and effect at the time the Merger shall become effective and such approvals and the transactions contemplated thereby shall not have been contested by any federal or state governmental authority by formal proceeding, or contested by any other third party by formal proceeding which the Board of Directors of the party asserting a failure of a condition under this Section 22(a) shall in good faith determine, with the advice of counsel:
                 (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for such party. It is understood that, if any such contest is brought by formal proceedings, NCBE may, but shall not be



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

                 obligated to, answer and defend such contest. NCBE shall notify United promptly upon receipt of all necessary governmental approvals.

         (b) The Registration Statement shall have become effective by an order of the SEC, the shares of NCBE Common Stock to be exchanged in the Merger shall have been qualified or exempted under all applicable state securities laws, and there shall have been no stop order issued or threatened by the SEC that suspends or would suspend the effectiveness of the registration statement, and no proceeding shall have been commenced, pending or overtly threatened for such purpose.

         (c) This Merger Agreement shall have been duly adopted, ratified and confirmed by the requisite affirmative votes of the shareholders of United and, if required, NCBE.

         (d) NCBE and United shall have received the opinion called for pursuant to Section 12 of this Merger Agreement and there shall exist as of, at or immediately prior to the time the Merger shall become effective no facts or circumstances which would render such opinion inapplicable in any respect to the transactions to be consummated hereunder.

23. Nonsurvival of Representations and Warranties. The respective representations and warranties of NCBE and United set forth shall not survive the time the Merger shall become effective, provided, however, that all agreements or covenants of a party contemplated to be performed after the time the Merger becomes effective shall survive.

24. Governing Law. This Merger Agreement shall be construed and interpreted according to the applicable laws of the State of Indiana, except to the extent that federal or Delaware law controls.

25. Assignment. This Merger Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Merger Agreement nor any of the rights, interest, or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party; provided, however, that NCBE shall not engage in a transaction pursuant to which its shareholders exchange NCBE common stock for securities or property of another party whether by statutory share exchange, merger, consolidation, reorganization or the sale of substantially all the assets of NCBE without concurrently therewith assigning to the acquiring or surviving party, all of the obligations of NCBE under this Agreement.

26.      Satisfaction of Conditions.
         NCBE agrees to use its best effort to obtain satisfaction of the conditions insofar as they relate to NCBE, and United agrees to use its best efforts to obtain the satisfaction of the conditions insofar as they relate to United.

27. Termination. This Merger Agreement may be terminated prior to the time the Merger becomes effective as follows:

         (a) by mutual consent of NCBE and United, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;

         (b) by either NCBE or United, if any of the conditions to such party's obligation to consummate the transactions contemplated in this Merger Agreement shall have become impossible to satisfy;

         (c) by either NCBE or United, if this Merger Agreement is not duly approved by the requisite vote of shareholders of United and NCBE, if required, in each case a meeting of shareholders (or any adjournment thereof duly called and held for such purpose);

         (d) by either NCBE or United, if the Merger does not become effective on or before September 30, 1995 (unless the failure to consummate the Merger by such date shall be due to the action or failure to act of the party seeking to terminate this Merger Agreement);

         (e)     by NCBE or United as provided in Section 17(b) hereof;

         (f) by United if the Average Price is less than $38.00 as recalculated for each Stock Adjustment;

         (g) by United if its Board of Directors shall determine, after consultation with United's independent financial advisor and outside counsel, that the failure to terminate this Merger Agreement could reasonably be found to constitute a breach of its fiduciary duties; or

         (h) by either NCBE or United, if the other party hereto commits a willful breach which is not cured within 10 days after receipt by the breaching party of written demand for cure by the nonbreaching party. For purposes of this Merger Agreement, a "willful breach" means a knowing and intentional violation by a party of any of its covenants, representations, warranties, agreements or obligations under this Merger Agreement.

         Any party desiring to terminate this Merger Agreement shall give written notice of such termination and the reasons therefor to the other party.

28.      Effect of Termination.

         (a) In the event this Merger Agreement is properly terminated pursuant to Section 27(a)-(f), then neither party shall have any liability to the other party.

         (b) In the event this Merger Agreement is properly terminated pursuant to Section 27(g), then within ten (10) days after written demand by NCBE, United shall pay to NCBE in immediately available funds, a termination fee of $500,000.

         (c) In the event this Merger Agreement is properly terminated by either party pursuant to Section 27(h), then within ten (10) days after written demand by the terminating party, the party that has willfully breached this Merger Agreement shall pay to the terminating party, in immediately available funds, $1,000,000 as agreed upon liquidated damages.

         (d) The confidentiality provisions of Section 10(d) hereof shall survive any termination of this Merger Agreement.

29. Waivers Amendments. Any of the provisions of this Merger Agreement may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof, by resolution of the Board of Directors of such party. This Merger Agreement may be amended or modified in whole or in part by an agreement in writing executed in the same manner (but not necessarily by the same person) as this Merger Agreement and which makes reference to this Merger Agreement, pursuant to a resolution, adopted by the Boards of Directors of the respective parties, provided, however, such amendment or modification may be made in this manner by the respective Boards of Directors of NCBE and United at anytime prior to a favorable vote of such party's shareholders, but may be made after a favorable vote by the shareholders of such party, only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under this Merger Agreement for the shareholders of such party and will not require resolicitation of any proxies from such shareholders.

30. Entire Agreement. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by NCBE and United or by any officer or officers of such parties relating to the acquisition of the business or the capital stock of United by NCBE. Except for the letters specified in this Merger Agreement and of even date herewith, this Agreement constitutes the entire agreement by the parties, and there are no agreements or commitments except as set forth herein and therein.

31. Captions; Counterparts. The captions in this Merger Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Merger Agreement. This Merger Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.

32. Notices. All notices and other communications hereunder shall be deemed to have been duly given if forwarded by a nationally recognized overnight courier service. All notices and other communications hereunder given to any party shall be communicated to the remaining party to this Merger Agreement by mail in the same manner as herein provided.

                 a)  If to NCBE, to:

                 Mr. Robert A. Keil
                 President
                 National City Bancshares, Inc.
                 227 Main Street, P.O. Box 868
                 Evansville, Indiana  47705-0868

                 With copies to:

                 Martin D. Werner, Esq.
                 Werner & Blank Co., L.P.A.
                 7205 W. Central Avenue
                 Toledo, Ohio  43617

                 (b)  If to United, to:

                 Ms. Janice L. Beesley
                 President
                 United Financial Bancorp, Inc.
                 619 Main Street
                 Vincennes, IN   47591

                 With copies to:

                 Jeffrey M. Werthan, Esq.
                 Silver Freedman & Taff
                 1100 New York Avenue, N.W.
                 Washington, D.C.  20005

33. Publicity. NCBE and United agree to consult with and obtain the consent of the other, prior to any media release or other public disclosures as to the matters covered by this Merger Agreement, except as may be required by law.

         IN WITNESS WHEREOF, this Merger Agreement has been executed the day and year first above written.


ATTEST:                                        National City Bancshares, Inc.


         /s/ Robert A. Keil                    By:   /s/ John D. Lipppert
- --------------------------------------            ------------------------------
By:      Robert A. Keil                              John D. Lippert, Chairman,
   -----------------------------------               and Chief Executive Officer
Its:     President
    ----------------------------------



ATTEST:                                        United Financial Bancorp, Inc.


         /s/ Horace A. Foncannan, Jr.    By:   /s/ Janice L. Beesley
- --------------------------------------      -----------------------------------
By:      Horace A. Foncannan, Jr.              Janice L. Beesley, President and
   -----------------------------------         Chief Executive Officer
Its:             Chairman
    ----------------------------------

                                                                      APPENDIX B
                               SUPPORT AGREEMENT

         THIS IS A SUPPORT AGREEMENT (the "Agreement"), dated as of December __, 1994, between National City Bancshares, Inc. ("NCBE"), and each of the individuals or entities listed on Schedule A attached hereto (collectively, the "Selling Shareholders").

         WHEREAS, each of the Selling Shareholders owns beneficially and of record the number of shares of common stock, $.01 par value ("Shares"), of United Financial Bancorp. ("United"), listed opposite such Selling Shareholder's name on Schedule A hereto;

         WHEREAS, the Selling Shareholders hold in the aggregate 71,521 Shares which constitute 16.23% of the outstanding capital stock of United;

         WHEREAS, the Selling Shareholders propose to cause United to enter into an Merger Agreement between NCBE and United (the "Merger Agreement") to be dated of even date herewith pursuant to which United shall be merged into NCBE (the "Merger"), and each outstanding share of capital stock of United will be converted into the right to receive shares of NCBE common stock, par value $3.33 1/3 (the "NCBE Common Stock");

         WHEREAS, as a condition to entering into the Merger Agreement, NCBE has requested that the Selling Shareholders agree, and the Selling Shareholders have agreed, to support the Merger;

         NOW, THEREFORE, to induce NCBE to enter into a Merger Agreement, the parties hereto agree as follows:

         1. Covenants of Selling Shareholders. Each of the Selling Shareholders, severally and not jointly, covenants as follows:

         (a) Restrictions on Transfer. Absent the consent of NCBE or as otherwise required by law, during the term of this Agreement, such Selling Shareholder shall not pledge, hypothecate, grant a security interest in, sell, transfer or otherwise dispose of or encumber any of the Shares owned by him or her and will not enter into any agreement, arrangement or understanding which

(i) restricts, (ii) establishes a right of first refusal to, or (iii) otherwise relates to the transfer or voting of the Shares owned by such Selling Shareholder.

         (b) Other Restrictions. During the term of this Agreement, such Selling Shareholder shall not solicit inquiries or proposals or initiate any discussions or negotiations leading to any acquisition or purchase of all or a substantial portion of the assets or stock of United or United Bank, a wholly owned subsidiary of United (the "Bank"), or any merger or consolidation of United or the Bank with any third party, without the prior written consent from NCBE.

         (c) Voting Agreement. Each of the Selling Shareholders shall vote his or her Shares (as set forth on Schedule A hereto) in favor of the Merger and the transactions contemplated thereby, and shall, subject to their fiduciary duty, use his or her best efforts to cause the Merger to be effected.

        2. Termination. This Agreement shall terminate upon the earlier of the following: (i) September 30, 1995; (ii) the termination of the Merger Agreement; or (iii) the consummation of the Merger.

        3. Governing Law. This Agreement shall in all respects be governed by and construed under the laws of the State of Indiana, all rights and remedies being governed by such laws.

        4. Benefit of Agreement. This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that neither party may transfer or assign any of its respective rights or obligations hereunder without the prior written consent of the other party.

        5. Counterparts. For convenience of the parties hereto, this Agreement may be executed in several counterparts, each of which shall be deemed an original, all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, NCBE and the Selling Shareholders have caused this Agreement to be duly executed as of the day and year first above written.



                                          National City Bancshares, Inc.

                                          By:
                                             -------------------------------

                                          SELLING SHAREHOLDERS
Janice L. Beesley
                                          ----------------------------------
Horace A. Foncannon
                                          ----------------------------------
John H. Bobe
                                          ----------------------------------
George D. Gardner
                                          ----------------------------------
John H. Harrison
                                          ----------------------------------
Ralph J. Jacqmain
                                          ----------------------------------
Joseph M. Vieck
                                          ----------------------------------
Robert E. Vincent
                                          ----------------------------------
G. Jeffrey Palmer
                                          ----------------------------------
Patrick W. Lenahan
                                          ----------------------------------
T. Lynne Rump
                                          ----------------------------------
Ann M. Dillon
                                          ----------------------------------
Cathrine M. Myers
                                          ----------------------------------
W. Terry Allen
                                          ----------------------------------

                                   SCHEDULE A
                          LIST OF SELLING SHAREHOLDERS

                                         Name                                               No. of Shares
                                         ----                                               -------------
                 Janice L. Beesley                                                               14,140
                 President & CEO

                 Horace A. Foncannon                                                              3,979
                 Chairman of the Board

                 John H. Bobe, Director                                                          10,690

                 George D. Gardner, Director                                                      5,690

                 John H. Harrison                                                                 1,690

                 Ralph J. Jacqmain, M.D., Director                                               10,690

                 Joseph M. Vieck, Director                                                        5,690

                 Robert E. Vincent, Director                                                      7,729

                 G. Jeffrey Palmer                                                                4,053
                 Vice President & Asst. Secretary

                 Patrick W. Lenahan                                                               5,670
                 Vice President & Asst. Secretary

                 T. Lynne Rump                                                                      800
                 Vice President & Secretary

                 Ann M. Dillon                                                                      500
                 Vice President

                 Catherine M. Myers                                                                 200
                 Vice President

                 W. Terry Allen                                                                       0
                 Vice President & Controller

                 Total Shares*                                                                   71,521
                 % of Outstanding Shares*                                                       16.23%

                 *Does not include oustanding unexercised options.

                                   Appendix C



                         Opinion of Charles Webb & C0.


                      [CHARLES WEBB & COMPANY LETTERHEAD]


December 27, 1994

Board of Directors
United Financial Bancorp, Inc.
619 Main Street
Vincennes, IN  47519

Dear Board of Directors:

You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view, to the shareholders of United Financial Bancorp, Inc. Vincennes, IN ("UNFB"), of the financial terms of a merger proposal whereby UNFB shall merge ("Merger") with and into National City Bancshares, Inc., Evansville, IN ("NCBE"). We have not been requested to opine as to, and our opinion does not in any matter address UNFB's underlying business decision to proceed with or effect the Merger.

Pursuant to the Merger Agreement ("the Agreement") at the Effective Time of the Merger, NCBE will issue shares of NCBE Common Stock in exchange for all the issued and outstanding shares of UNFB Common Stock (440,712 shares as of the date of the Agreement). Prior to the Effective Time, any outstanding stock options issued pursuant to the 1992 Stock Option and Incentive Plan (26,698 shares as of the date of the Agreement) shall be converted into UNFB Common Stock. All of the outstanding shares of UNFB Common Stock at the Effective Time shall be, converted by operation of the Merger, into NCBE Common Stock determined by dividing $44.40 by the Average Price as defined in the Agreement (the "Merger Consideration"). The complete terms of the proposed transaction are described in the Agreement dated December 22, 1994 by and among NCBE and UNFB and this summary is qualified in its entirety by reference thereto. A copy of the Agreement will be attached as an Exhibit to the Proxy Statement and Prospectus of UNFB which will be provided to UNFB's shareholders.

Charles Webb & Company, as part of its investment banking business, is continuously engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings and distributions of listed and unlisted securities. We are familiar with the market for common stocks of publicly traded Midwest-based banks, thrifts and bank and thrift holding companies.

On November 16, 1994, you engaged us to advise UNFB and its shareholders as to the fairness of the Merger from a financial perspective. Prior to your execution of the Agreement with NCBE, we studied financial and other business data supplied to us by UNFB including audited financial statements for the year ended June 30, 1994, and subsequent financial statements (unaudited) for the quarter ended September 30, 1994 and certain other information. We discussed with the senior management and the boards of directors of UNFB and its wholly-owned subsidiary United Federal Savings Bank of Vincennes ("United"), the current position and prospective outlook for UNFB and United, the possibility of obtaining other acquisition proposals, and the board's reasons for seeking affiliation and merger. We considered historical quotations and the prices of recorded transactions in UNFB's common stock since its conversion from mutual to stock form and public offering in September 1992. We reviewed financial and stock market data of other thrifts, particularly in the Midwest region, and the financial and structural terms of several other recent transactions involving savings and loan mergers and acquisitions or proposed changes of control of comparably situated companies.

United Finanical Bancorp, Inc.
December 27, 1994
Page 2


For NCBE, we reviewed the audited financial statements for the year ended December 31, 1993, and subsequent financial statements (unaudited) for the quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 and certain other information. We discussed with the senior management (certain members of the senior management group are also members of the board of directors) of NCBE, the current position and prospective outlook for NCBE and its wholly-owned subsidiaries, including NCBE's reasons for seeking an affiliation and merger. We considered historical quotations and the prices of recorded transactions in NCBE's common stock over the past three years. Further, for comparative purposes, we reviewed financial and stock merger data of other bank holding companies, particularly in the Midwest region.

For purposes of this opinion we have relied, without independent verification, on the accuracy and completeness of material furnished to us by UNFB and NCBE and the material otherwise made available to us, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial forecasts we received for UNFB, we assumed (with your consent) that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of UNFB's management.

In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of UNFB or NCBE. We have further relied on the assurances of management of UNFB and NCBE that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger as set forth in the Agreement to be consummated.

In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to UNFB or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and can be evaluated on the date hereof.

We have acted as financial advisor to UNFB in connection with the Merger and will receive a fee for such services, a majority of which is contingent upon the consummation of the Merger. In addition, UNFB has agreed to indemnify us for certain liabilities arising out of rendering this opinion. We have also performed various investment banking services for UNFB in the past and have received customary fees for such services.

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based on such other matters as we considered relevant, it is our opinion that as of the date hereof the financial terms of the proposed merger as set forth in the Agreement, are fair to the shareholders of UNFB from a financial point of view.

This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent. It is understood that this letter is directed solely to the Board of Directors of UNFB in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger.

Very truly yours,


/s/ Charles Webb & Company
Charles Webb & Company

                                   Appendix D

                              Dissenters' Statute

                        DELAWARE GENERAL CORPORATION LAW

Section 262.  APPRAISAL RIGHTS.

         (d)     Appraisal rights shall be perfected as follows:

         (1) If a proposed merger of consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2)     If the merger or consolidation was approved pursuant to
        Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section, and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Chapter 37 of the Indiana General Corporation Law provides that Indiana corporations may indemnify an individual made a party to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, because the individual is or was a director, officer, employee or agent of the corporation, against liability incurred in the proceeding if the person: (i) acted in good faith and (ii) the individual believes his conduct was in the corporation's best interest or was not opposed to the corporation's best interest.

         Chapter 37 further provides that a corporation shall indemnify an individual who was fully successful on the merits or otherwise in any proceeding to which the director, officer, employee or agent was a party because the individual was or is a director, officer, employee or agent of the corporation, for reasonable expenses incurred by the director in connection with the proceeding. Chapter 37 also provides that a corporation may purchase and maintain insurance on behalf of the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation is or was serving at the request of the corporation as a director, officer, partner, trustee, employer or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprises, against liability asserted against or incurred by the individual in that capacity or arising from the individual status as a director, officer, employee, or agent.

         Registrant maintains a directors' and officers' liability insurance policy, including bank reimbursement, for the purpose of providing indemnification to its directors and officers in the event of such a threatened, pending or completed action.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS

         The exhibits filed pursuant to this Item 21 immediately follow the
Exhibit Index. The following is a description of the applicable exhibits required for Form S-4 provided by Item 601 of Regulation S-K.

Exhibit Number                         Description
- --------------                         -----------
    (1)                 Not Applicable.

    (2) The Agreement and Plan of Merger by and between National City Bancshares, Inc. and United Financial Bancorp, Inc. dated December 28, 1994, is attached hereto as Exhibit.


                                                                 Part II page 1

Exhibit Number                         Description
- --------------                         -----------

    (3)                 Articles of Incorporation and Bylaws.

                        A. A copy of Registrant's most recent amended Articles of Incorporation adopted at the Annual Meeting of Stockholders are attached hereto as an exhibit.

                        B. A copy of the Bylaws of the Registrant as currently in effect was filed with the Commission as an exhibit to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994 filed in March, 1995.

    (4) Instruments defining the rights of security holders, including indentures.

                        A. Instruments defining the rights of security holders are included in the Articles of Incorporation and Bylaws.

    (5) Opinion of Werner & Blank Co., L.P.A., regarding National City Bancshares, Inc. Common Stock, and Consent

    (6)                 Not Applicable.

    (7)                 Not Applicable.

    (8) Opinion of Werner & Blank Co., L.P.A., regarding certain tax matters, and Consent.

    (9)                 Not Applicable.

    (10)                Material Contracts, None.

    (11)                Not Applicable.

    (12)                Not Applicable.

    (13) Registrant's Annual Report to security holders for the year ended December 31, 1994.

    (14)                Not Applicable.




                                                                  Part II page 2

    (15)                Not Applicable

    (16)                Not Applicable.

Exhibit Number                         Description
- --------------                         -----------

    (21) List of the subsidiaries of the Registrant and their jurisdictions of incorporation or organization as of December 31, 1994 is presented in Registrant's Annual Report on form 10-K incorporated herein by reference.

    (22)                None.

    (23)                Consents of Experts and Counsel.

                        A.      Consent of Gaither, Rutherford & Co., LLP

                        B.      Consent of McGladrey & Pullen LLP

                        C.      Consent of Geo S. Olive & Co., LLP.

                        D.      Consent of Crowe, Chizek and Company

                        E. Consent of Werner & Blank Co., L.P.A. (the consent is contained in that firm's opinions filed as Exhibits (5) and (8)).

                        F.      Consent of Charles Webb & Co.

    (24)                Power of Attorney.

    (25)                Not Applicable.

    (26)                Not Applicable.

    (27)                Not Applicable.

    (28)                Not Applicable.

    (29)                Not Applicable.

    (99)                Additional Exhibits.

                        A. Form of Letter to Shareholders of United Financial Bancorp, Inc.
                        B. Form of Proxy to be delivered to Shareholders of United Financial Bancorp, Inc.





                                                                  Part II page 3

ITEM 22.  UNDERTAKINGS.

A.       The undersigned Registrant hereby undertakes as follows:

         (a)     The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the Prospectus any facts or events arising after the Effective Date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to the information set forth in the Registration Statement;

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such





                                                                  Part II page 4
                 indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                 In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

B. The undersigned Registrant hereby undertakes to respond to requests for information that are incorporated by reference into the Prospectus/Proxy Statement pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the Effective Date of this Registration Statement through the date of responding to the request.

C. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.



                                                                  Part II page 5

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, this 2nd day of June, 1995.


                                      National City Bancshares, Inc.

                                      /s/ John D. Lippert
                                      ------------------------------------
                                      John D. Lippert
                                      Chairman and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 2nd day of June, 1995.

         Signature                                 Title
         ---------                                 -----
/s/ John D. Lippert
- ----------------------------------
John D. Lippert                                    Chairman and Chief Executive Officer
                                                   and Director (Principal Executive Officer)

/s/ Robert A. Keil
- -------------------------------------------
Robert A. Keil                                     President and Director

/s/ Harold A. Mann
- ----------------------------------
Harold A. Mann                                     Secretary/Treasurer
                                                   (Principal Accounting Officer)

Michael F. Elliott*                                Director

Mrs. N. Keith Emge*                                Director

Donald G. Harris*                                  Director

Ronald G. Reherman*                                Director

Laurence R. Steenberg*                             Director

*By:  /s/ John D. Lippert
      ---------------------
      John D. Lippert
      Attorney-in-Fact



                                                                  Part II page 6

                                 EXHIBIT INDEX

Exhibit No.                                                                                   Page #
- -----------                                                                                   ------
  3.A        Articles of Incorporation
                                                                                              --------

  5.0        Opinion of Werner & Blank Co., L.P.A. regarding
             National City Bancshares, Inc.; Common Stock and Consent
                                                                                              --------

  5.1        Opinion of Werner & Blank Co., L.P.A., Attorneys,
             regarding certain tax matters and Consent
                                                                                              --------

  13.0       Registrant's Annual Report to Security Holders for the
             year ended December 31, 1994
                                                                                              --------

  23.A       Consent of Gaither Rutherford & Co., LLP
                                                                                              --------

  23.B.      Consent of McGladrey & Pullen, LLP
                                                                                              --------

  23.C.      Consent of Geo S. Olive & Co., LLP
                                                                                              --------

  23.D.      Consent of Crowe, Chizek and Company


  23.E.      Consent of Werner & Blank, Co., LPA (see Exhibit 5 and 5.1)


  23.F.      Consent of Charles Webb & Co.
                                                                                              --------

  24.0       Power of Attorney
                                                                                              --------

  99.A       Form of Letter to Shareholders United Financial Bancorp, Inc
                                                                                              --------

  99.B       Form of Notice of Special Meeting of
             Shareholders United Financial Bancorp, Inc
                                                                                              --------

  99.C       Form of Proxy to be delivered
             to shareholders United Financial Bancorp, Inc
